Filed Pursuant to Rule 253(g)(1)

File No. 024-11920

OFFERING CIRCULAR

600,000 shares

COMMUNITY HERITAGE FINANCIAL, INC.

24 West Main Street (overnight courier deliveries only)
P.O. Box 75 (regular mail)
Middletown, Maryland 21769
(301) 371-6700

We are offering up to 600,000 shares of our common stock, par value $0.01 per share. The public offering price is $21.00 per share. Our common stock is quoted on the Pink Open Market Tier of the OTC Market Group’s quotation system under the symbol “CMHF.” On September 28, 2022, the last reported sale price of our common stock on the OTC Market Group’s quotation system was $21.80.

See “Risk Factors” beginning on page 10 of this offering circular for a discussion of information that should be considered in connection with deciding whether to make an investment.

	Per share	Total
Price to the Public	$21.00	$12,600,000
Underwriting Discount and Commissions(1)	$1.26	$728,474
Proceeds to the Company(2)	$19.74	$11,871,526

(1) The underwriting discount for the 37,450 shares of common stock purchased in the directed share program is $0.525 per share. The underwriter also will be reimbursed for certain expenses incurred in this offering. See “Underwriting” for additional information. We have granted the underwriter an option to purchase up to an additional 90,000 shares of our common stock at the public offering price, less the underwriting discount, for a period of 30 days after the date of this offering circular.

(2) The proceeds to the Company for the 37,450 shares of common stock purchased in the directed share program are $20.475 per share.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The United States Securities and Exchange Commission (the “SEC”) does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

Shares of our common stock are not savings accounts, deposits, or other obligations of a depository institution and are not insured by the FDIC or any other government agency.

This offering will begin as soon as practicable after this offering circular has been qualified by the SEC.

Our website address is http://www.communityheritageinc.com. Information on our website is not incorporated by reference into this offering circular and is not a part of this offering circular.

The shares of common stock are being offered through the underwriter on a firm commitment basis. The underwriter expects to deliver the shares of our common stock to purchasers on or about October 3, 2022, subject to customary closing conditions.

Sole Manager

PIPER SANDLER

This offering circular follows the Form 1-A disclosure format

The date of this offering circular is September 28, 2022

ABOUT THIS OFFERING CIRCULAR

In this offering circular, unless the context requires otherwise, references to “we,” “our,” “us,” the “Company,” and “Community Heritage Financial” refer to Community Heritage Financial, Inc. and, when discussing its history, business, operations, and financial condition, Community Heritage Financial, Inc. on a consolidated basis with its subsidiaries Middletown Valley Bank and, as of March 1, 2022, Millennium Financial Group, Inc. References to the “Bank” refer to Middletown Valley Bank, and references to “Mlend” refer to Millennium Financial Group, Inc.

This offering circular describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

This offering circular speaks only as of the date hereof, regardless of the time of the delivery of this offering circular or any sale of our common stock. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof. Information contained in this offering circular is subject to completion or amendment.

We will amend this offering circular whenever the information it contains has become false or misleading in light of existing circumstances and for other purposes, such as to disclose material developments related to the securities offered hereby, to update required financial statements or if there has been a fundamental change in the information initially presented. We will file an amended offering circular as part of an amendment to our Form 1-A, which we will file with the SEC.

i

This offering circular contains all of the representations by the Company concerning this offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this offering circular.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of this offering, including the merits and risks involved.

You should not interpret the contents of this offering circular to be legal, business, investment, or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial, and other issues that you should consider before investing in our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this offering circular in that jurisdiction. Persons who come into possession of this offering circular in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this offering circular applicable to those jurisdictions. We and the underwriter are not making an offer of these securities in any jurisdiction where such offer is not permitted.

“Middletown Valley Bank” and its logos and other trademarks referred to and included in this offering circular belong to us. Solely for convenience, we refer to our trademarks in this offering circular without the ® or the ™ symbols, but such references are not intended to indicate that we will not fully assert under applicable law our trademark rights. Other service marks, trademarks, and trade names referred to in this offering circular, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

MARKET AND INDUSTRY DATA

This offering circular includes government, industry, and trade association data, forecasts, and information that we have prepared based, in part, upon data, forecasts, and information obtained from independent trade associations, industry publications and surveys, government agencies, and other information available to us, which information may be specific to particular markets or geographic locations. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe that our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this offering circular. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this offering circular.

ii

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained in this offering circular and may not contain all of the information that you need to consider in making your investment decision. To understand this offering fully, you should read the entire offering circular carefully, including the section titled “Risk Factors” and our consolidated financial statements and the related notes.

General Overview

Community Heritage Financial, Inc. is a registered bank holding company that owns 100% of the outstanding capital stock of Middletown Valley Bank. We were incorporated under the laws of the State of Maryland in 2018 for the purpose of serving as the Bank’s holding company. On June 15, 2018, the stockholders of Middletown Valley Bank approved the reorganization of the Bank into a holding company structure. The reorganization became effective on February 1, 2019. In connection with the reorganization, (i) the Bank became a wholly-owned subsidiary of the Company, and (ii) each outstanding share (or fraction thereof) of Middletown Valley Bank common stock was converted into one share (or fraction thereof) of Community Heritage Financial, Inc. common stock, and the former holders of Middletown Valley Bank common stock became the holders of all the Company’s outstanding shares.

The Company is a Maryland corporation registered as a bank holding company and subject to regulation by the Board of Governors of the Federal Reserve (the “Federal Reserve Board”) and the Maryland Office of the Commissioner of Financial Regulation (“Office of Financial Regulation”). The Bank is a Maryland state-chartered commercial bank headquartered in Middletown, Maryland which is subject to regulation, supervision, and regular examination by the Office of Financial Regulation and the Federal Deposit Insurance Corporation (“FDIC”).

The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital-raising operations. The Company’s primary business activity consists of ownership of all of the outstanding stock of the Bank.

Our common stock is quoted on the Pink Open Market Tier of the OTC Market Group’s quotation system under the symbol “CMHF.” As of September 28, 2022, there were 2,251,320 shares of our common stock outstanding.

History

Originally incorporated in November 1907, the Bank opened for business as Middletown Savings Bank in February 1908. In 1937, Middletown Savings Bank bought out the failing Valley Bank, and in 1965 the Bank changed its name from Middletown Savings Bank to Middletown Valley Bank.

The Bank expanded to a second Middletown location in 1980 and added a branch in Jefferson in 1987, in Myersville in 1998, in Boonsboro in 2007, a second Washington County branch, in Hagerstown, in 2015, and a second branch in Hagerstown in March 2019. In addition, the Bank opened a credit servicing center in Hagerstown in April 2017, a new operations center in Hagerstown in March 2019, and a loan production/deposit production office in Oakland in June 2020. In May 2021, the Bank opened its first non-Maryland branch in Waynesboro (Franklin County), Pennsylvania.

In 2012, the Bank embarked on a strategic plan, led by a new President and Chief Executive Officer, Robert Goetz, Jr., to transform the Bank into a growth-oriented, dynamic institution. With Mr. Goetz in the leadership position, the Bank developed a new strategic model for its long-term financial health. The process began with significant investment in our infrastructure, in particular, hiring a senior commercial lender and other loan officers with significant commercial experience and increasing branch staffing. This strategic investment was and is the framework for the long-term future of the Bank and its financial strength and profitability targets. At December 31, 2012, the Bank had total assets of $152 million and five branches, four in Frederick County, Maryland and one in Washington County, Maryland. At December 31, 2021, we had eight full service banking offices, total assets of $817.9 million, total net loans of $604.0 million, total deposits of $736.7 million, total shareholders’ equity of $57.0 million and tangible common equity of $55.3 million.

In February 2019, the Company acquired Millennium Financial Group, Inc., a full-service residential mortgage lender headquartered in Middletown, Maryland with additional lending offices located in Crofton, Maryland and Oakland, Maryland. The acquisition enhanced the Company’s mortgage infrastructure and provided direct access to the secondary mortgage market, significantly increasing our noninterest income. Mlend offers a full range of residential mortgage products to homebuyers for home purchases, refinancing, and construction. Available loan programs offered through Mlend include, but are not limited to, conventional, United States Department of Agriculture (“USDA”) (Rural Housing Guaranteed Loan Program), United States Department of Veterans Affairs (“VA”), Federal Housing Administration (“FHA”), and Maryland Mortgage Program, a state government program that works with approved mortgage lending organizations to help homebuyers in Maryland achieve their dream of homeownership through a range of programs that make purchasing and owning a home more affordable. As of March 1, 2022 the Company contributed all of its capital stock in Mlend to the Bank, and Mlend is now a wholly-owned subsidiary of the Bank.

In October 2019, the Company issued $15 million in subordinated 5.75% fixed-to-floating rate debt (the “Notes”) due in 2029. Subject to limited exceptions permitting earlier redemption, the Company may redeem the Notes on or after October 24, 2024. Unless redeemed earlier, the Notes will mature on October 30, 2029. The debt issuance provided capital to finance organic growth, invest in the Bank and Mlend for regulatory capital purposes, repurchase shares of our common stock, and redeem outstanding indebtedness. The entire amount of this subordinated debt is considered Tier 2 capital at the holding company level under current regulatory guidelines.

Historically, our business had focused on consumer deposits and non-conforming one- to four-family residential mortgages that we retained in our loan portfolio. Beginning in 2013, we started to place an emphasis on lending, deposit, and other products intended to develop our relationship with the business community in our market area, including commercial and industrial loans, commercial real estate loans, demand deposit accounts, origination of automated clearing house (“ACH”) payment processing, remote deposit capture, business Internet banking, and the provision of merchant processing services through a partnership with a provider of payment processing solutions. We intend to continue our focus on commercial and industrial and commercial real estate loans and related products to target the local business community, supplemented by strong residential mortgage lending; it is our intention going forward that mortgage loans will constitute approximately one-third of our loan portfolio. We are committed to meeting the credit needs of our community, consistent with safe and sound operations.

We believe that the changes we implemented as part of our new strategic plan beginning in 2012 dramatically improved our operating results. Net income, which was $216 thousand, or $0.90 per share, for the year ended December 31, 2013, increased to $6.0 million, or $2.67 per share, for the year ended December 31, 2021.

Our headquarters is located at 24 West Main Street, Middletown, Maryland (Main Office Branch) and our main phone number is (301) 371-6700. Our internet website address is http://www.communityheritageinc.com/, which should not be considered part of this offering circular.

Our Strategy

Our goal is to continue to grow our Company, while maintaining sound operations and risk management, in order to provide superior returns to our stockholders. Middletown Valley Bank has become a leading community bank in our primary market area of Frederick, Washington, and Garrett Counties in Maryland and Franklin County in Pennsylvania.

We intend to continue to expand our operations, primarily through organic growth, and to a lesser extent, de novo branching and opportunistic acquisitions, while emphasizing asset quality and seeking high levels of profitability. Our strategy has been successful to date, and we believe that we can continue to drive returns to stockholders by focusing on a few key elements as follows:

●	Remain Committed to Growing Low-Cost Deposits. At June 30, 2022, non-interest bearing checking deposits comprised 37.3% of our total deposits. Our average cost of deposits for the quarter ended June 30, 2022 was 0.20%. Maintaining a low-cost deposit base has been the hallmark of our success.

●	Driven by Long-Term, Customer Relationships. Our primary mission is to deliver consistently exemplary service through a dedicated team of experienced banking professionals. While this model often requires a high degree of direct customer contact, we believe that it enables us to both create more ties with our customers and to cross-sell our varied product offerings to generate higher revenues. As a result, we have been able to maintain pricing of our products at what we believe are competitive and attractive rates.

●	Strong Net Interest Margin. For the years ended December 31, 2021, 2020, 2019, 2018, and 2017, our net interest margin was 3.32%, 3.16%, 3.63%, 3.60%, and 2.91%, respectively. For the six months ended June 30, 2022, our net interest margin was 3.40%. We have an experienced management team with deep community ties and local market knowledge and a dedicated board of directors who have been able to develop customer relationships with an emphasis on core deposit growth. This focus on our customers has had a positive impact on our cost of deposits and the yields we generate in our loan portfolio, resulting in our attractive net interest margin performance.

●	Focus on Organic Growth. Our growth in assets, loans, deposits, and earnings over the last 10 years has been consistent and driven by organic growth. Our goal is to attract and retain experienced bankers with significant customer relationships and open branches if the circumstances warrant such expansion. Since 2012, we have opened three new branch offices. We believe that current market conditions in the industry are conducive to hiring experienced and capable bankers who desire to work for a growing, locally-focused community bank. In addition, when consolidation occurs among banks operating in our market, we will be opportunistic and seek to capitalize on the resulting dislocation of customer relationships and good employees. We continue to pursue acquisitions when opportunities arise, such as the acquisition of Mlend.

●

Clean Asset Quality. Maintaining clean credit quality, following prudent underwriting standards, and balancing loan risks in our portfolio are key tenets of our lending philosophy. As a result, at June 30, 2022, our nonperforming assets (nonaccrual loans, loans 90 days or more past due, and other real estate owned) as a percentage of total assets was only 0.22%. Furthermore, we tend to focus on lending to commercial businesses but balance the higher risk profile of such lending with originating for our portfolio certain traditionally-conservative residential mortgage loans. At June 30, 2022, approximately 38.9% of our total loan portfolio consisted of commercial and industrial loans and owner-occupied commercial real estate loans, while residential mortgage loans comprised 28.6% of our total loan portfolio. Non owner-occupied commercial real estate loans comprised only 16.6% of our total loan portfolio at such date. Our low level of nonperforming assets is a result of our extensive lending expertise among our lending and credit administration staff, executive officers, and board of directors and our strict, quality-oriented underwriting and credit monitoring processes.

●	Focus on Market Area. The Company primarily focuses on four counties as follows: (i) Frederick County, Maryland, which is a growing, bedroom community to Washington DC, located at the intersection of Interstate 270 and Interstate 70; (ii) Washington County, Maryland, which is an important transportation hub located at the confluence of Interstate 81, which runs north and south, and Interstate 70, which runs east and west; (iii) Franklin County, Pennsylvania, which is just north of Washington County; and (iv) Garrett County, Maryland, which is located in the Alleghany Mountains and is home to Maryland’s largest lake, Deep Creek Lake.

●	Focus on Increased Profitability. Our management team and board of directors, who currently own approximately 7.7% of the outstanding shares of the Company’s common stock, are dedicated to producing attractive profits and returns for our stockholders. As mentioned above, the Company has historically attracted low-cost deposits, which has contributed to a strong net interest margin, a key driver of our profitability. We are also focused on strategically growing our balance sheet so that we can better leverage our infrastructure, improve our efficiency ratio, and generate higher returns on both average assets and average tangible common equity. For the year ended December 31, 2021, our return on average assets was 0.80% and our return on average tangible common equity was 11.29%. Our net income has grown every year since 2015.

During the last 10 years, we implemented various strategies to facilitate strong balance sheet growth as well as rebalance our asset composition. Our approach has contributed to our increasing profitability over the last decade, and we believe that our continued adherence to these strategies will result in further growth and profitability. One of these strategies includes ensuring that the Bank continues to be a leader in small business banking services by providing “Absolutely Exceptional Experiences” in every interaction with our customers every day. The core vision of “Absolutely Exceptional Experiences” includes our mission statement and our enumerated core values. Our primary mission is to deliver consistent and extraordinary service through a team of dedicated, enthusiastic banking professionals. Our core values include the following:

●	Positive Attitude: We help our customers, clients, associates, and communities to grow and thrive.

●	Customer Focus: We serve customers with enthusiasm, listening attentively, and delivering flexible, creative solutions.

●	Trusted Financial Foundation: We build a solid financial foundation by balancing risk with sustainable growth and profitability.

●	Lasting Relationships: We establish and cultivate flourishing relationships that span generations.

●	Service Excellence: We anticipate customer needs and surpass expectations in every relationship.

●	Community Enrichment: We enrich our communities through financial support, leadership, and participation in events and activities.

●	Growth and Development: We invest in resources to enhance our associates’ financial expertise, encourage innovative thinking, and provide career development opportunities.

●	Collaboration and Teamwork: We support and respect one another as talented banking professionals, openly sharing ideas and resources.

We believe that our focus on delivering exceptional experiences to local business owners has enabled our growth in recent years. We further believe that continuing to build strong relationships with influential leaders in our markets will ensure continued growth and will be the most effective way to enhance long-term stockholder value.

During the past decade we have introduced more products and services geared towards the needs of small businesses, including multiple cash management products and Health Savings Accounts (HSAs) for businesses that offer this benefit and as an inroad to the employees of our business customer employers. This an example of our strategy to bank the business, bank the business owner, and bank the employees of the business.

We have continued to enhance our consumer deposit and loan products as well. For example, in 2017, we expanded our consumer loan products to include the ability to fix both the interest rate and term on a portion of principal due on home equity lines of credit. In 2021, we introduced relationship-based products that reduce fees on individual products and transactions for loyal customers which we believe strengthens and expands their relationship with the Bank. We have continued to enhance our payment and deposit products, adding real-time consumer payment options through Venmo and Zelle during 2021. Also during 2021, we expanded our residential mortgage portfolio products and completed agreements with Mlend for the mortgage company to sell home equity lines of credit and bank portfolio mortgage products.

THE OFFERING

Securities offered	600,000 shares of common stock.

Option to purchase additional shares

The underwriter has an option, exercisable within 30 days of the date of this offering circular, to purchase up to 90,000 additional shares of our common stock, which we refer to as the “over-allotment option.”

Common stock to be outstanding after this offering	2,851,320 shares of common stock.(1)

Use of proceeds

At the initial public offering price of $21.00 per share, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $11.4 million (or $13.2 million if the underwriter exercises in full its option to purchase additional shares of common stock), after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds of the offering (substantially all of which we intend to contribute to the capital of the Bank) primarily to implement our current growth strategy, including increasing loans and investments and potential acquisitions, and for working capital and other general corporate purposes. We do not have any current plans, arrangements, or understandings relating to any specific acquisitions. See “Use of Proceeds.”

Lock-ups

We and each of our officers and directors, and certain of our other stockholders, have agreed, subject to certain exceptions, not to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this offering circular, without the prior written consent of Piper Sandler & Co. See “Underwriting.” The underwriter does not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

Trading market

Our common stock is quoted on the Pink Open Market Tier of the OTC Market Group’s quotation system under the symbol “CMHF.” Trading in our common stock is limited. We do not expect that an active trading market for our common stock will develop or be maintained after the offering.

Dividend policy

While we have no formal dividend policy, we paid quarterly dividends of $.04 per share on our common stock during the first and second quarters of 2022 and during 2021 and 2020, $.03 per share during 2019 and 2018, and $0.02 per share during 2017 and 2016.

Risk factors	Investing in our common stock involves a significant degree of risk. You should read carefully the “Risk Factors” section in this offering circular before making any investment decision or purchasing any shares of common stock in this offering.

Directed Share Program	At our request, the underwriter has reserved for sale, at the initial public offering price, up to 37,450 shares of our common stock offered in this offering for sale to certain of our directors, executive officers, employees and other related persons. We will offer these reserved shares of common stock to the extent permitted under applicable laws and regulations in the United States through a directed share program. Reserved shares of common stock purchased by our directors and executive officers will be subject to the lock-up provisions described in “Underwriting—Lock-up Agreements.” We do not know if these persons will choose to purchase all or any portion of the reserved shares of common stock but the number of shares of our common stock available for sale to the public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriter to the public on the same terms as the other shares of our common stock offered by this prospectus. See “Underwriting—Directed Share Program.”

(1)

The number of shares of our common stock to be outstanding after this offering is based on 2,251,320 shares of our common stock issued and outstanding as of September 28, 2022. Unless otherwise indicated, information contained in this offering circular regarding the number of outstanding shares of our common stock excludes 10,000 shares of common stock issuable upon the exercise of outstanding restricted stock units, none of which have vested, does not attribute to any director, executive officer or principal shareholder any purchases of shares of our common stock in this offering, including through the directed share program described in “Underwriting—Directed Share Program,” and assumes that the underwriter’s option to purchase additional shares from us is not exercised. If the underwriter exercises in full its option to purchase additional shares from us, we would issue 90,000 additional shares, which would result in 2,941,320 shares of common stock outstanding after the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The tables below summarize Community Heritage Financial’s financial information for the periods indicated. The selected financial information included herein at or for the six months ended June 30, 2022 have been derived from our unaudited consolidated financial statements not included in this offering circular. The selected historical balance sheet data as of December 31, 2021 and 2020 and the selected historical income statement data for the years ended December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this offering circular. The selected financial information included herein at or for the year ended December 31, 2019, 2018, and 2017 was derived from our audited consolidated financial statements not included in this offering circular. You should read the following selected historical consolidated financial and other data in conjunction with our consolidated financial statements and related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” included elsewhere in this offering circular. Community Heritage Financial’s historical results are not necessarily indicative of the results to be expected in any future period.

Use of Non-GAAP Financial Measures

The information set forth below contains certain financial information determined by methods other than in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are “tangible common equity,” “tangible book value per common share,” and “return on average common equity.” In addition, the “efficiency ratio,” which measure is also presented in this offering circular, is not a defined measurement under GAAP or any accounting pronouncement or guidance. Management uses these non-GAAP measures in its analysis of our performance because it believes these measures are used as a measure of our performance by investors.

These disclosures should not be considered in isolation or as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures that may be presented by other bank holding companies. Management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures. A reconciliation table is set forth below following the selected historical consolidated financial data.

	At or For Six Months Ended	At or For the Year Ended December 31,
	June 30, 2022	2021	2020	2019	2018	2017
		(Dollars in thousands except per share data)

Statement of Operations Data:
Interest income	$14,583	$27,097	$24,161	$21,088	$16,301	$11,851
Interest expense	1,235	2,923	4,520	4,486	2,656	1,156
Net interest income	13,348	24,174	19,641	16,602	13,645	10,695
Provision for loan losses	228	3,079	3,253	763	582	637
Total non-interest income	2,515	7,010	8,264	3,826	1,175	1,025
Total non-interest expense	10,417	19,899	18,945	16,105	11,569	8,619
Net income before taxes	5,218	8,206	5,707	3,559	2,669	2,464
Income tax expense	1,327	2,191	1,580	928	701	1,247
Net income	$3,891	$6,015	$4,127	$2,631	$1,968	$1,217

Per Share Data and Shares Outstanding:
Net income (basic)	$1.73	$2.67	$1.83	$1.17	$0.88	$0.82
Net income (diluted)	$1.73	$2.67	$1.83	$1.17	$0.88	$0.82
Tangible book value per common share at period end (1)	$22.67	$24.56	$22.78	$20.86	$20.12	$19.42
Weighted-average common shares (basic)	2,251,320	2,251,320	2,251,320	2,250,064	2,233,820	1,481,593
Weighted-average common shares (diluted)	2,253,082	2,251,331	2,251,320	2,250,064	2,233,820	1,481,593
Common shares outstanding at period end	2,251,320	2,251,320	2,251,320	2,251,320	2,233,820	2,233,820
Cash dividends per share	$0.08	$0.16	$0.16	$0.12	$0.09	$0.08

Balance Sheet Data:
Assets	$872,563	$817,910	$688,181	$516,967	$435,658	$361,224
Gross loans	692,811	610,501	558,967	429,334	357,742	283,234
Allowance for loan losses	7,098	6,500	7,480	4,235	3,593	3,051
Net loans held for investment	685,713	604,002	551,487	425,099	354,149	280,183
Loans held for sale	2,730	5,423	12,626	3,775	—	239
Securities available-for-sale, at fair value	38,181	144,019	72,439	42,641	47,967	47,457
Securities held-to-maturity	104,435	—	—	—	—	—
Deposits	790,812	736,685	599,560	446,707	388,544	315,934
Subordinated debt	14,798	14,753	14,664	14,574	—	—
Tangible common equity (1)	51,033	55,297	51,294	46,961	44,944	43,388
Shareholders’ equity	52,690	56,955	52,960	48,635	44,944	43,388

Performance Ratios:
Return on average assets	0.94%	0.80%	0.64%	0.55%	0.53%	0.39%
Return on average shareholders’ equity	14.47%	10.86%	8.08%	5.49%	4.45%	4.05%
Return on average tangible shareholders’ equity	14.92%	11.29%	8.35%	5.65%	4.45%	4.05%
Net interest margin (2)	3.40%	3.32%	3.16%	3.63%	3.60%	2.91%
Non-interest income as a percentage of average assets	0.60%	0.94%	1.29%	0.80%	0.30%	0.33%
Non-interest expense as a percentage of average assets	2.50%	2.66%	2.96%	2.52%	2.90%	2.76%
Efficiency ratio (3)	65.66%	64.19%	69.73%	78.83%	78.06%	73.81%

Asset Quality Ratios:
Nonaccrual loans	$997	$1,150	$750	$840	$1,848	$2,073
Nonaccrual troubled debt restructured loans	$883	$941	$257	$315	$605	$1,061
Loans 90 days past due and still accruing	—	—	—	—	—	—
Other real estate owned	—	—	—	—	—	$167
Non-performing assets	$1,880	$2,091	$1,007	$1,155	$2,453	$3,301
Non-performing assets to total assets	0.22%	0.26%	0.15%	0.22%	0.56%	0.91%
Troubled debt restructured still accruing	$752	$956	$782	$701	$731	$759
Total allowance for loan losses to total loans outstanding	1.03%	1.06%	1.34%	0.99%	1.00%	1.08%
Net charge-offs	$(31)	$4,060	$8	$121	$40	$113
Net loan charge-offs to average loans outstanding	0.00%	0.67%	0.01%	0.04%	0.01%	0.05%

Capital Ratios (4):
Tangible common equity to total tangible assets ratio (1)	5.86%	6.77%	7.47%	9.11%	10.32%	12.01%
Tier 1 leverage ratio	8.74%	8.57%	NA	11.76%	10.64%	12.62%
Common equity tier 1 capital ratio(5)	10.90%	11.33%	NA	14.37%	13.52%	16.43%
Tier 1 risk-based capital ratio(5)	10.90%	11.33%	NA	14.37%	13.52%	16.43%
Total risk-based capital ratio(5)	12.03%	12.58%	NA	15.37%	14.77%	17.68%

Other Data:
Number of banking offices	13	13	12	10	6	6
Full-time equivalent employees	173	167	147	154	110	82

(1) Tangible common equity and tangible book value per common share are non-GAAP financial measures. Tangible common equity is computed as total shareholders’ equity excluding intangible assets and goodwill. Tangible book value per common share is computed by dividing the total tangible common equity by the common shares issued and outstanding. Tangible assets is computed as total assets less intangible assets and goodwill. See non-GAAP reconciliation table below for a reconciliation of total shareholders’ equity to tangible common equity.

(2) Net interest margin is net interest income, expressed as a percentage of average interest-earning assets.

(3) Efficiency ratio is non-GAAP financial measure and is calculated as non-interest expense divided by the sum of net interest income and non-interest income. Due to materiality, tax equivalent interest adjustments are excluded from the calculation. See non-GAAP reconciliation table below for a reconciliation of the efficiency ratio.

(4) Capital ratios are calculated in accordance with regulatory accounting principles specified by regulatory agencies for supervisory reporting purposes. Excluding the TCE/TCA ratio, all capital ratios are Bank level.

(5) As of December 31, 2021, the Bank converted from the Community Bank Leverage Ratio (“CBLR”) for regulatory capital reporting to the Basel III Risk Weighted Capital guidelines. Upon further evaluation, management determined that a portion of the first lien residential mortgage portfolio, which had been risk weighted at 100% for the December 31, 2021, and March 31, 2022, reporting periods, were eligible for 50% weighting under Basel III guidelines. The adjustment had a favorable impact on the Risk Based Capital position at the Bank.

The following table details our non-GAAP to GAAP reconciliation and calculation of the efficiency ratio for the six months ended June 30, 2022 and for the years 2017 through 2021.

Non-GAAP Reconciliation:

	At or For Six Months Ended June 30, 2022	At or For the Year Ended December 31,
		2021	2020	2019	2018	2017
		(Dollars in thousands except per share data)

Total equity - GAAP	$52,690	$56,955	$52,960	$48,635	$44,944	$43,388
Adjustments:
Less: Goodwill	1,657	1,657	1,657	1,657	—	—
Less: Intangible assets	—	1	9	17	—	—

Tangible common equity (non-GAAP)	$51,033	$55,297	$51,294	$46,961	$44,944	$43,388

Tangible common equity (non-GAAP)	$51,033	$55,297	$51,294	$46,961	$44,944	$43,388
Common shares outstanding	2,251,320	2,251,320	2,251,320	2,251,320	2,233,820	2,233,820

Tangible book value per share	$22.67	$24.56	$22.78	$20.86	$20.12	$19.42

Total assets	$872,563	$817,910	$688,181	$516,967	$435,658	$361,224
Adjustments:
Less: Goodwill	1,657	1,657	1,657	1,657	—	—
Less: Intangible assets	—	1	9	17	—	—
Tangible assets	$870,906	$816,252	$686,515	$515,293	$435,658	$361,224

Tangible common equity to tangible assets	5.86%	6.77%	7.47%	9.11%	10.32%	12.01%

Net Interest Income	$13,348	$24,174	19,641	$16,602	$13,645	$10,695
Non-interest Income	2,515	7,010	8,264	3,826	1,175	1,025
Less: Gain (loss) on sale of securities	—	178	750	(1)	—	(38)
Less: Gain (loss) on sale of fixed assets	—	19	1	(5)	—	—
Adjusted total revenue	$15,863	$30,987	$27,154	$20,434	$14,820	$11,758

Non-interest expense	10,417	19,899	18,945	16,105	11,569	8,619
Less: Intangible amortization	1	8	8	8	—	—
Less: Loss (gain) on sale of other real estate	—	—	—	(12)	—	(60)
Adjusted non-interest expense	$10,416	$19,891	$18,937	16,109	$11,569	$8,679

Efficiency ratio	65.66%	64.19%	69.73%	78.83%	78.06%	73.81%

RISK FACTORS

An investment in our common stock is subject to certain risks. You should carefully review the following risk factors and other information contained in this offering circular before deciding whether an investment in our common stock is suited to your particular circumstances. The risks described below are not the only risks that may affect us but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects, and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially and adversely affect our business, financial condition, and results of operations. The value or market price of our common stock could decline due to any of these identified or other risks, and you could lose all or part of your investment.

Risks Related to the COVID-19 Pandemic

The ongoing COVID-19 pandemic, measures taken to limit its spread, and the long-term impact of both, could adversely affect our business, financial condition, and results of operations. The COVID-19 pandemic has negatively impacted economic and commercial activity and financial markets, impacted interest rates, increased economic and market uncertainty, and disrupted trade and supply chains. Measures to contain the virus, such as stay-at-home orders, travel restrictions, closure of non-essential businesses, occupancy limitations, and social distancing requirements, resulted in significant business and operational disruptions, including business closures, mass layoffs, and furloughs. Though most restrictions have been lifted or eased and consumer and business spending and unemployment levels have improved significantly, the economic recovery has been uneven, with industries such as travel, entertainment, hospitality and food service lagging, and many organizations have not returned workers to their offices. Supply chain disruptions precipitated by the abrupt economic slowdown have contributed to increased costs, lost revenue, and inflationary pressures for many segments of the economy. Further, a significant number of workers left their jobs during the COVID-19 pandemic, leading to wage inflation in many industries as businesses attempt to fill vacant positions.

The continuation of the COVID-19 pandemic and the efforts to contain the virus, including effects of economic stimulus, and the exhaustion or expiration of stimulus benefits, could:

●	reduce the demand for our loans and other financial services, making it difficult to grow assets and income;

●	result in increases in loan delinquencies, problem assets, and foreclosures, resulting in increased charges and reduced income;

●	cause the value of collateral for our loans, particularly our commercial real estate loans, to decline, which may reduce our ability to liquidate such collateral and could cause loan losses to increase;

●	cause the net worth and liquidity of borrowers and loan guarantors to decline, impairing their ability to honor their commitments to us;

●	cause the value of our securities portfolio to decline;

●	reduce the availability or productivity, or result in a loss of, our employees or key executive officers;

●	cause our vendors and counterparties to be unable to meet existing obligations to us;

●	increase cyber and payment fraud risk, as cybercriminals attempts to take advantage of increased online and remote activity; and

●	negatively impact the business and operations of third-party vendors that provide critical services to us.

Any one or a combination of the above events could have a material, adverse effect on our business, financial condition, and results of operations.

The extent to which the COVID-19 pandemic will ultimately affect our business is unknown and will depend, among other things, on the duration of the pandemic (including the ultimate impact of the omicron variant and the emergence of new variants and sub-variants), the effectiveness of COVID-19 vaccines against the omicron variant and sub-variants and other future variants and sub-variants, the actions undertaken by national, state, and local governments and health officials to contain the virus or mitigate its effects and the extent to which they are accepted by the public, the development of effective therapies, and how quickly and to what extent economic conditions improve and normal business and operating conditions resume. The longer the pandemic persists, the more pronounced the ultimate effects are likely to be.

In addition, the long-term economic and societal/behavioral impacts that may result from the pandemic and the actions taken in response are still uncertain at this time, but are likely to impact our business and operations, and such impacts may be material and adverse. In particular, it is expected that going forward, greater numbers of office workers in the U.S. will work from home at least part-time on a regular basis. We expect that this will have an adverse impact on the value of commercial real estate, which could have a material adverse effect on the ability of our commercial real estate borrowers to repay their loans and the value of the collateral securing such loans. As 34.1% of our loan portfolio at June 30, 2022 consists of commercial real estate loans, this could have a material adverse effect on our business, prospects, results of operations, and financial condition. In addition, we do not expect to adopt remote work arrangements with respect to our employees other than on an ad-hoc and limited basis. As remote work arrangements become more flexible and commonplace, however, this may have a negative impact on our ability to compete for qualified employees. The prevalence of remote work arrangements will expand competition among employers and may put us at a disadvantage if we do not offer the same level of flexibility. Failure to attract and retain the desired workforce could have a negative effect on our business, financial condition, and results of operations. On the other hand, if we determine it is necessary to adopt remote working arrangements in order to compete for employees, this could strain our technology resources and introduce operational risks, including heightened cybersecurity risk, as remote working environments can be less secure. Further, having employees conduct their daily work on-site helps to ensure a level of productivity and operational security that may not be achieved when working remotely for an extended period, and, over time, remote work arrangements may decrease the ability to maintain our culture, which is integral to our success. Additionally, a remote working environment may impede our ability to obtain new customers, undertake new business projects, and foster a creative environment.

It is also unknowable what impacts future pandemics or health emergencies may bring.

Such developments could materially and adversely affect our customer base or the demand for our products and services, which would have a negative effect on our business, prospects, results of operations, and financial condition, all of which could have a negative effect on the market price of our common stock.

Risks Related to our Business

Our business could be adversely affected by unfavorable economic, market, and political conditions.

In the event of an economic recession, our operating results could be adversely affected because we could experience higher loan and lease charge-offs and higher operating costs. Global economic conditions also affect our operating results because global economic conditions directly influence the U.S. economic conditions. Sources of global economic and market instability include, but are not limited to, a potential economic slowdown in the United Kingdom, Europe, and the United States, the impact of trade negotiations, economic conditions in China, including the global economic impacts of the Chinese economy, China’s regulation of commerce, escalating military tensions in Europe as a result of Russia’s invasion of Ukraine, and the effects of the pandemic or other health crises. Various market conditions also affect our operating results. Certain changes in interest rates, inflation, or the financial markets could affect demand for our products. Real estate market conditions directly affect performance of our loans secured by real estate. Debt markets affect the availability of credit, which impacts the rates and terms at which we offer loans. Stock market downturns often signal broader economic deterioration and/or a downward trend in business earnings, which may adversely affect businesses’ ability to raise capital and/or service their debts. Political and electoral changes, developments, conflicts, and conditions have in the past introduced, and may in the future introduce, additional uncertainty that may also affect our operating results.

Our performance could be negatively affected to the extent there is deterioration in business and economic conditions, including persistent inflation, supply chain issues, or labor shortages, which have direct or indirect material adverse impacts on us, our customers, and our counterparties. The threat of near-term inflation poses risk to the economy overall, and could indirectly pose challenges to our clients and to our business. Elevated inflation can impact our business customers through loss of purchasing power for their customers, leading to lower sales. Rising inflation can also increase input and inventory costs for our customers, forcing them to raise their prices or lower their profitability. Supply chain disruption, also leading to inflation, can delay our customers’ shipping ability or timing on receiving inputs for their production or inventory. Inflation can lead to higher wages for our business customers, increasing costs. All of these inflationary risks for our business customer base can be financially detrimental, leading to increased likelihood that the customer may default on a loan. In addition, sustained inflationary pressures have resulted in the Federal Reserve Board increasing interest rates by 2.25% to date during 2022, signaling its intention to continue to raise interest rates over the remainder of 2022, and announcing that it may begin to taper its purchases of mortgages and other bonds and reduce its asset holdings. To the extent such conditions worsen, we could experience adverse effects on our business, financial condition, and results of operations.

As our loans are concentrated in borrowers in our market area, we have a greater risk of loan defaults and losses if there is an economic downturn in our market area.

The majority of our loans are to individuals and businesses secured by properties located in our market area of Frederick, Washington, and Garrett Counties in Maryland, although we have also recently expanded, and intend to continue to expand, in Franklin County, Pennsylvania. As a result, a decline in local economic conditions would likely have an adverse impact on our financial condition and results of operations, and the impact on us would likely be greater than the impact felt by larger financial institutions whose loan portfolios are geographically diverse. Declines in real estate values could cause some of our real estate loans to be inadequately collateralized, which would expose us to a greater risk of loss in the event that the recovery on amounts due on defaulted loans is resolved by selling the real estate collateral. We cannot guarantee that any risk management practices we implement to address our geographic and loan concentrations will be effective to prevent losses relating to our loan portfolio.

Further, unexpected changes in the national and local economy may adversely affect our ability to attract deposits and to make loans. In particular, due to our proximity to Washington, D.C., borrowers in our market area are more likely to be impacted than borrowers in most other areas of the country from cuts in federal spending or in federal government employment. Such risks are beyond our control and may have a material adverse effect on our financial condition and results of operations and, in turn, the value of our common stock.

The level of our commercial loans may subject us to increased lending risks and related loan losses as well as additional regulatory scrutiny.

At June 30, 2022, our commercial loan portfolio, which includes commercial and industrial loans, commercial real estate loans, construction and land development loans, and agricultural loans, was $491.4 million, or 70.6%, of our total loan portfolio. While these types of commercial lending activities are potentially more profitable than one- to four-family residential lending, they are generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Such loans generally carry a higher degree of credit risk than do residential mortgage loans because of several factors, including because the repayment of such loans typically depends on the successful operations and income stream of the borrower’s business and/or the real estate securing the loan as collateral, which can be significantly affected by economic conditions. In addition, these loans generally carry larger balances to single borrowers or related groups of borrowers than one- to four-family owner occupied residential mortgage loans. Accordingly, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a single one- to four-family residential mortgage loan. Further, commercial loans are generally collateralized by equipment, inventory, accounts receivable, and other fixed assets. Compared to real estate, that type of collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly, and it may not be as readily saleable if repossessed.

Further, if we foreclose on a commercial real estate or multi-family real estate loan, our holding period for the collateral may be longer than for one- to four-family residential mortgage loans because there are fewer potential purchasers of the collateral, which can result in substantial holding costs. In addition, vacancies, deferred maintenance, repairs, and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability.

Construction and land development lending involves additional risks when compared to one- to four-family residential real estate lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest.

We are subject to interest rate risk.

Our results of operations depends to a large extent on our “net interest income,” which is the difference between the interest income and dividends on our interest-earning assets, such as loans and investments, and the interest expense on our interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can have a material effect on many areas of our business, including net interest income, deposit costs, and loan volume and delinquency. Interest rates are highly sensitive to many factors that are not predictable or controllable, including general economic conditions, expectations about future events, including the level of economic activity, federal monetary and fiscal policy, and geopolitical stability, as well as the policies of various governmental and regulatory agencies. Additionally, competitive factors heavily influence the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits.

Like many financial institutions, we focus on deposit accounts, which have either no stated maturity date or shorter contractual maturities, as a source of funds, and this focus results in our liabilities having a shorter duration than our earning assets. This imbalance can create significant earnings volatility as market interest rates change over time. In a period of rising interest rates, the interest income earned on our assets, such as loans and investments, may not increase as rapidly as the interest paid on our liabilities, primarily, our deposits; this would result in a decrease in our interest rate spread, which would have a negative effect on our net interest income and results of operations. In a period of declining interest rates, the interest income earned on our assets may decrease more rapidly than the interest paid on our liabilities, as borrowers prepay mortgage loans, and mortgage-backed securities and callable investment securities are called or prepaid, thereby requiring us to reinvest these cash flows at lower interest rates.

The Federal Reserve Board had kept interest rates near zero since the outbreak of the COVID-19 pandemic in March 2020. At its meeting in March 2022, however, the Federal Reserve Board raised its benchmark interest rate by 25 basis points, the first increase since December 2018, and by another 50 basis points in May 2022, and another 75 basis points in June 2022 and another 75 basis points in July 2022. Additional rate increases are expected over the course of 2022, and the Federal Reserve Board has announced that it may begin to taper its purchases of mortgages and other bonds and reduce its asset holdings. Federal Reserve Board Chair Jerome Powell has indicated that the Federal Reserve Board will increase interest rates even faster if necessary to rein in inflation, which is at a multi-decade high. At June 30, 2022, $73.9 million, or 10.6%, of our loan portfolio consisted of fixed-rate residential mortgage loans and $102.1 million or 14.68%, of our loan portfolio consisted of adjustable rate mortgage (ARM) loans (which typically have a 3,5,7 or 10- year period before their interest rate resets), and such loans had an average outstanding remaining term of approximately 7.5 and 20.7 years, respectively. In addition, at June 30, 2022, the loan portfolio also consisted of $237.5 million in owner occupied, non-owner occupied and multi-family commercial real estate loans. These loans consisted of $198.9 million in fixed rate instruments with an average of 3.6 years to maturity, and $38.6 million in variable rate loans with an average of 11.1 years to maturity. This investment in fixed-rate mortgage loans exposes us to increased levels of interest rate risk and could result in decreased net interest income during periods of rising interest rates, including for the foreseeable future. In addition, increases in interest rates could adversely affect borrowers’ ability to pay the principal or interest on existing loans or reduce their desire to borrow more money. This may lead to an increase in our nonperforming assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations.

Decreases in interest rates create reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Alternatively, increases in interest rates may decrease loan demand. Changes in interest rates also affect the current market value of our investment securities portfolio. Generally, the value of interest-earning investment securities moves inversely with changes in interest rates.

The small- to medium-sized businesses that we lend to may have fewer resources to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan to the Bank that could materially harm our operating results.

We target our commercial customer business development and marketing strategy primarily to serve the banking and financial services needs of small- to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience significant volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability, or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. If general economic conditions negatively impact the area in which our small- to medium-size business customers operate or they are otherwise affected by adverse business conditions, this could cause us to incur substantial loan losses that could negatively affect our results of operations and financial condition.

Our investment securities portfolio is subject to credit risk, market risk, and liquidity risk.

As of December 31, 2021, we had classified all of our debt securities as available-for-sale pursuant to the Accounting Standards Codification (“ASC”) Topic 320 (“ASC 320”) of the Financial Accounting Standards Board relating to accounting for investments. ASC 320 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be “marked to market” and reflected as a separate item in shareholders’ equity (net of tax) as accumulated other comprehensive income (loss). Equity securities with readily determinable fair values are recorded at fair value with changes in fair value recorded in earnings. Shareholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. There can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in shareholders’ equity.

Management believes that several factors will affect the market values of our investment portfolio. These risk factors include, but are not limited to, rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and instability in the credit markets. Lack of market activity with respect to some securities has, in certain circumstances, required us to base our fair market valuation on unobservable inputs. Any changes in these risk factors, in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio. Write-downs of investment securities would negatively affect our earnings and regulatory capital ratios.

Any delays in our ability to foreclose on delinquent mortgage loans may negatively impact our business.

We originate mortgage loans with the expectation that, if the borrower defaults, our ultimate loss would be mitigated by the value of the collateral that secures the mortgage loan. The ability to mitigate the losses on defaulted loans depends on our ability to promptly foreclose upon the collateral after an appropriate cure period. The length of the foreclosure process depends on state law and other factors, such as the volume of foreclosures and actions taken by the borrower to stop the foreclosure. Any delay in the foreclosure process will adversely affect us by increasing the expenses related to carrying such assets, such as taxes, insurance, and other carrying costs, and exposes us to losses as a result of potential additional declines in the value of such collateral.

Our need to comply with extensive and complex governmental regulation could have an adverse effect on our business, and we may be adversely affected by changes in laws and regulations.

Our operations are subject to extensive regulation by state and federal banking authorities. Many of these laws and regulations are intended to protect depositors, the public, or the FDIC deposit insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy, ability to attract and retain personnel, and many other aspects of our business. These requirements may constrain our operations and growth, and changes in regulations could adversely affect us. The cost of compliance with regulatory requirements could adversely affect our ability to operate profitably. Further, if we are not in compliance with such requirements, we could be subject to fines, limitations on our activities, or other regulatory action that could restrict our ability to operate or otherwise have a material adverse effect on our business and financial condition. Although we believe that we are in material compliance with all applicable regulations, it is possible that there are violations of which we are unaware that could be discovered by our regulators in the course of an examination or otherwise, which could result in fines or other adverse consequences.

Further, regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, classification of our loans, and determination of the level of our allowance for loan losses. If regulators require us to charge-off loans or increase our allowance for loan losses, our earnings could suffer. Any change in such regulation and oversight, whether in the form of regulatory policy, regulation, legislation, or supervisory action, may have a material impact on our operations.

In addition, because regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal or state regulation of financial institutions may change in the future and impact our operations. In light of the performance of and government intervention in the financial sector, there may be significant changes to the banking and financial institutions’ regulatory agencies, including changes in senior leadership and regulatory and enforcement priorities, in the future. Any such changes in regulation and oversight, including in the form of changes to laws, rules, regulations, or regulatory policies, or changes in the interpretation or implementation of such laws, rules, regulations, or policies, could affect the services and products we offer, increase our operating expenses, increase compliance challenges, and otherwise adversely impact our financial performance and condition. In addition, the burden imposed by these federal and state regulations may place banks in general, and Middletown Valley Bank specifically, at a competitive disadvantage compared to less-regulated competitors. See “Supervision and Regulation” for more information about applicable banking laws and regulations.

Our business may be adversely affected by the increasing prevalence of fraud and other financial crimes.

As a financial institution, we are subject to risk of loss due to fraud and other financial crimes. Nationally, reported incidents of fraud and other financial crimes continue to increase, and have significantly increased during the COVID-19 pandemic. While we believe that we have controls in place to detect and prevent such losses, in some cases multi-party collusion or other sophisticated methods of hiding fraud may not be readily detected or detectable and could result in losses that adversely affect our financial condition and results of operations.

Further, financial crime is not limited to the financial services industry. Our customers could experience fraud in their businesses, which could materially impact their ability to repay their loans, and deposit customers in all financial institutions are constantly and unwittingly solicited by others in fraud schemes that vary from easily detectable and obvious attempts to high-level and very complex international schemes that could drain an account of millions of dollars and require detailed financial forensics to unravel. While we have controls in place, contractual agreements with our customers partitioning liability, and insurance to help mitigate the risk of loss, none of these are guarantees that we will not experience a fraud-related loss, including potentially a loss that could have a material adverse effect on our reputation, financial condition, and results of operations.

We depend on the accuracy and completeness of information about our customers and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information, that we do not independently verify as a matter of course. We also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer’s audited financial statements conform with accounting principles generally accepted in the United States and present fairly, in all material respects, the customer’s financial condition, results of operations, and cash flows. If any such information is misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the applicant, another third party, or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We may not detect all misrepresented information in our approval process. Any such misrepresented information could adversely affect our business, financial condition, and results of operations.

Our lending activities subject us to the risk of environmental liabilities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Further, we do not have a policy of performing an environmental review before initiating any foreclosure action on real property. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could be adversely affected.

We maintain an allowance for loan losses that we believe is adequate to absorb probable incurred losses inherent in our loan portfolio. We make various assumptions and judgments about the collectability of loans in our portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our loans. In determining the proper amount of the allowance, we review our loans and our loss and delinquency experience and evaluate economic conditions. If our assumptions and judgments prove to be incorrect or if certain intervening events occur (like fraud by a customer or unexpected developments related to the COVID-19 pandemic), the allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, and adjustments may be necessary to address different economic conditions or adverse developments in the loan portfolio.

In addition, the Financial Accounting Standards Board has adopted a new accounting standard that will become effective for us for the fiscal year ending December 31, 2023. This standard, referred to as Current Expected Credit Loss, or CECL, requires earlier recognition of expected credit losses on loans and certain other instruments, compared to the incurred loss model. CECL requires advanced modeling techniques, heavy reliance on assumptions, and dependence on historical data that may not accurately forecast losses. The adoption of CECL can result in greater volatility in the level of the allowance for loan losses, depending on various factors and assumptions applied in the model, such as the forecasted economic conditions in the foreseeable future and loan payment behaviors. Any increase in our allowance for loan losses, or expenses incurred to determine the appropriate level of our allowance for loan losses, may have a material adverse effect on our financial condition and results of operations.

In addition, bank regulators, as part of their supervisory functions, periodically review our allowance for loan losses. Such regulators may require us to increase our provision for loan losses or to recognize further loan losses, based on their judgment, which may be different from those of our management. Any such increase in the allowance could adversely affect our financial condition and results of operations.

A prolonged or elevated rate of inflation could present risks for our business.

Inflation has risen to levels not seen since the 1980s. Pandemic-related supply chain disruptions, as well as the economic stimulus programs instituted during the first two years of the pandemic, may be contributing to the recent increases in inflation. In addition, the recent outbreak of hostilities between Russia and Ukraine and global reactions thereto have increased U.S. domestic and global energy prices. Oil supply disruptions related to the Russia-Ukraine conflict, and sanctions and other measures taken by the United States and other countries, could lead to higher costs for gas, food, and other commodities and exacerbate the inflationary pressures on the economy, with potentially adverse impacts on our customers and on our business, results of operations, and financial condition.

If the U.S. economy encounters a significant, prolonged rate of inflation, this could pose higher relative risks to the banking industry in general and to the Bank specifically. Historically, periods of high inflation have resulted in tightened financing conditions and increased borrowing costs that, in turn, negatively impacted credit quality and loan growth; such conditions, if repeated, could increase our loan losses and otherwise have a material adverse effect on our revenues and net income. In addition, a sustained period of inflation well above the Federal Reserve Board’s long-term target could prompt broad-based selling of longer-duration, fixed-rate debt, which could have negative implications for equity and real estate markets. Sustained above-average increases in inflation would also likely result in an increase operational costs, in particular in salary and employee benefit expenses, which is by far our most significant non-interest expense category.

As discussed above, the Federal Reserve Board has started raising interest rates and is poised to raise interest rates throughout the remainder of the year, including if necessary to fight inflation. Whether any actions taken by the Federal Reserve Board to rein in inflation will actually result in moderating the current inflation the United States is experiencing, and/or will result in market volatility and adverse impacts on asset prices and economic growth, cannot be predicted.

Our lending limit may limit our growth.

We are limited in the amount we can loan to a single borrower by the amount of our capital. Specifically, under current law, with certain limited exceptions we may lend up to 15% of our unimpaired capital and surplus to any one borrower. We may lend an additional amount, equal to 10% of our unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. Based on our current capital level, our limit on the amount we can lend to one borrower as of June 30, 2022 was approximately $12.4 million. This limit on the dollar amount we can lend is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from conducting business with us. We can accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available. We may not be able to attract or maintain customers seeking larger loans and we may not be able to sell participations in such loans on terms we consider favorable.

Our earnings are significantly affected by the monetary and fiscal policies of governmental authorities, including the Federal Reserve Board.

In addition to being affected by general economic conditions, our earnings and growth are affected by the monetary and related policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments of monetary policy used by the Federal Reserve Board to implement their objectives are open-market operations in U.S. Government securities and federal funds, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These instruments of monetary policy are used in varying combinations to influence the overall level of bank loans, investments, and deposits, and the interest rates charged on loans and paid for deposits. The Federal Reserve Board frequently uses these instruments of monetary policy, especially its open-market operations and the discount rate, to influence the level of interest rates, thereby affecting the strength of the economy, the level of inflation, or the price of the dollar in foreign exchange markets. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banking institutions in the past and are expected to continue to do so in the future. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control and we cannot predict the effects of such policies upon our business, financial condition, and results of operations.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. The Bank competes for loans, deposits, and investment dollars with other banks and other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings and loan associations, credit unions, non-bank financial service providers, mortgage brokers, and private lenders. Among our competitors are much larger and more diversified institutions that have greater financial resources, name recognition, and market presence and offer more products and services than we do. Our continued growth and profitability depends on our continued ability to compete successfully in our market area. Failure to compete effectively to attract new or to retain existing clients may reduce or limit our net income and may adversely affect our operating results, financial condition, and growth.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing consumers to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that they have historically held as bank deposits in brokerage accounts, mutual funds, or general purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, which may increase as consumers become more comfortable with these new technologies and offerings, could result in the loss of fee income, as well as the loss of potential and existing customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our business, financial condition, and results of operations.

Our sales of loans into the secondary market may not continue to provide us with noninterest income.

The residential mortgage business is highly competitive and highly susceptible to changes in market interest rates, consumer confidence levels, employment statistics, the capacity and willingness of secondary market purchasers to acquire and hold or securitize loans, and other factors beyond our control. Additionally, in many respects, the mortgage origination business is relationship-based and, as a result, dependent on the services of individual mortgage loan officers. The loss of services of one or more loan officers could have the effect of reducing the level of our mortgage production or the rate of growth of production. As a result of these factors, we cannot be certain that we will be able to continue to increase the volume or percentage of revenue or net income produced by our residential mortgage business.

Our financial condition, earnings and asset quality could be adversely affected if we are required to repurchase loans originated for sale by our residential lending department.

We originate residential mortgage loans for sale to secondary market investors, subject to contractually-specified and limited recourse provisions. Because the loans are intended to be originated within investor guidelines, using designated automated underwriting and product specific requirements as part of the loan application, the loans sold have a limited recourse provision. In general, we may be required to repurchase a previously-sold mortgage loan and/or indemnify the investor if there is a misrepresentation of fact(s), including fraud, negligence, material misstatement in the loan documents, or noncompliance with applicable law. The recourse/indemnity period for fraud, material misstatement, breach of representations and warranties, noncompliance with law, or similar matters could be as long as the term of the loan. Mortgages subject to recourse are collateralized by single-family residential properties, have loan-to-value ratios of 80% or less, or have private mortgage insurance. Our experience to date has been minimal in the case of loan repurchases or indemnification due to default, fraud, breach of representations, material misstatement, or legal noncompliance. Should repurchases become a material issue, our earnings and asset quality could be adversely impacted, which could adversely impact the value of our common stock.

Federal and state banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations may adversely affect us.

The FDIC and the Office of Financial Regulation periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, a state or federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of our operations are unsatisfactory, or that we or our management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, require affirmative actions to correct any conditions resulting from any violation or practice, issue an administrative order that can be judicially enforced, direct an increase in our capital, restrict our growth, assess civil monetary penalties against our officers or directors, remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, terminate our deposit insurance. If we become subject to such regulatory actions, our business, results of operations, and reputation may be negatively impacted.

We may need to raise additional capital in the future. If we are unable to obtain such capital on favorable terms or at all, our business, financial condition, and results of operations may be adversely affected.

Federal and state regulatory authorities require us to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance future growth or acquisitions, if any, or we may otherwise elect to, or our regulators may require that, we raise additional capital. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets, economic conditions, and a number of other factors, many of which are outside our control. Accordingly, we may not be able to raise additional capital if needed or on terms that are favorable or otherwise not dilutive to existing stockholders. Further, if we cannot raise additional capital when needed, or on desirable terms, our ability to expand our operations could be materially impaired and such inability to raise capital may otherwise have a material adverse effect on our financial condition, results of operations, and prospects. Furthermore, if we raise additional capital through the issuance of debt securities, there can be no assurance that sufficient revenues or cash flow will exist to service such debt.

Prepayments of loans may negatively impact our business.

Generally, our customers may prepay the principal amount of their outstanding loans at any time. The speed at which such prepayments occur, as well as the size of such prepayments, are within our customers’ discretion. Fluctuations in interest rates, in certain circumstances, may also lead to high levels of loan prepayments, which may also have an adverse impact on net interest income. If customers prepay the principal amount of their loans, and we are unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates, our interest income will be reduced. A significant reduction in interest income could have a negative impact on our results of operations and financial condition.

Public health crises, geopolitical developments, acts of terrorism, severe weather, natural disasters, climate change, and other external events could significantly harm our business.

Public health crises, such as the global outbreak of COVID-19, domestic or geopolitical crises, such as the recent invasion of Ukraine by Russia and escalating tensions with China, political instability or civil unrest, terrorism, or other events outside of our control could cause disruptions to our business or the United States economy, and our business and operating results could suffer. Severe weather, including tornadoes, droughts, hailstorms, and other natural disasters, and other adverse external events could have a material adverse impact on our market areas and our ability to conduct business. Climate change may worsen the severity and impact of future natural disasters and other extreme weather-related events that could cause disruption to our business and operations. Chronic results of climate change, such as shifting weather patterns, could also cause disruption to the business and operations of our customers, with potential negative effects on our loan portfolio and growth opportunities. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, or cause us to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such events could have a material adverse effect on our business, operations, financial condition, and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional customers. Many of these transactions expose us to credit risk in the event of a default by a counterparty or customer. In addition, our credit risk may be exacerbated when the collateral held by the Bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Bank. Any such losses could have a material adverse effect on our financial condition and results of operations.

Technological Risks

Our information systems may experience an interruption or breach in security.

We rely heavily on data processing, software, communications, and information systems on a variety of computing platforms and networks and over the Internet to conduct our business. Although we devote significant resources to maintain and regularly update our systems and processes that are designed to protect the security of our computer systems, software, networks, and other technology assets, as well as the confidentiality, integrity, and availability of information belonging to us and our customers, we cannot be certain that all of our systems and our network infrastructure are entirely free from vulnerability to attack or other technological difficulties or failures. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in our customer relationship management, deposit, loan, and other systems, misappropriation of funds, and theft of proprietary Company or customer data. The occurrence of any failure, interruption, or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

Security breaches and other disruptions could disrupt our business, result in the disclosure of confidential information, damage our reputation, and create significant financial and legal exposure.

Our operations are dependent upon our ability to protect our computer systems and network infrastructure, including our internet banking activities, against damage from physical break-ins, cybersecurity breaches, and other disruptive problems caused by Internet problems, other users, or unrelated third parties. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Cybersecurity risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies and the use of the Internet and telecommunications technologies to conduct financial transactions, particularly during the last two years as a result of the COVID-19 pandemic and resulting health restrictions, as well as the increased sophistication and activities of organized crime, hackers, terrorists, and other external parties. Despite the security measures we have put in place to protect us against cyber-attacks we may be subject to attacks that could threaten our data, systems, and networks. Such threats are likely to continue, and may increase in the future as our Internet-based product offerings grow, we expand internal usage of web-based applications, and as we connect our systems to those of third-party service providers or partners. We may incur increasing costs in an effort to minimize these risks. While we have in place insurance protection intended to cover losses due to computer system fraud and the destruction of data and programs whether by network security breaches or computer viruses, there is no guarantee that such insurance would cover all costs associated with any breach, damage, or failure of our computer systems and network infrastructure.

The occurrence of any system failures, interruption, or breach of security could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny, or expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

We will need to invest in new technology in order to compete effectively, which could have a negative effect on our operating results and the value of our common stock, but the failure to keep up with technological change could also negatively impact us.

The market for financial services, including banking services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, and Internet-based banking. The financial services industry has been undergoing rapid technological change, with frequent introductions of new or modified technology-driven products and services, the pace of which has increased since the onset of the COVID-19 pandemic in March 2020. Our future success depends, in part, on our ability to address the needs of our customers and potential customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Our ability to offer new technology-based services and otherwise keep pace with technological developments will depend on our ability to pay for those services and integrate them into our operations and on our vendors’ abilities to provide and support those services. Future advances in technology may require us to expend significant time incur substantial expenses that adversely affect our business, financial condition, and results of operations.

Many of our competitors have substantially greater resources to invest in technological improvements than we do, and our small size and limited resources may make it impractical or impossible for us to keep pace with our larger competitors. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers and potential customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on our business and, in turn, our financial condition and results of operations. In addition, the Bank’s failure to manage risks and uncertainties associated with new products and services exposes it to enhanced risk of operational lapses that may result in the recognition of financial statement liabilities. Regulatory and internal control requirements, capital requirements, competitive alternatives, vendor relationships, and shifting market preferences may also determine if such initiatives can be brought to market in a manner that is timely and attractive to the Bank’s customers and potential customers. Products and services relying on Internet and mobile technologies may expose the Bank to fraud and cybersecurity risks. Failure to successfully manage these risks in the development and implementation of new products or services could have a material adverse effect on our business and reputation.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services, or do not perform in accordance with our agreements with them, or if they fail to comply with banking regulations.

Our business is dependent on the use of outside service providers that support our day-to-day operations, including data processing and electronic communications. If these third-party service providers experience financial, operational, or technological difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition, and results of operations could be adversely affected, perhaps materially. Even if we are able to replace our service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition, and results of operations.

Further, our operations are exposed to the risk that a service provider may not perform in accordance with established performance standards required in our agreements or set forth in vendor management guidance promulgated by applicable banking regulators for any number of reasons including equipment or network failure, a change in their senior management, their financial condition, their product line or mix, and how they support existing customers, or a simple change in their strategic focus. While we have implemented policies and procedures to mitigate risk at all phases of service provider management from selection to performance monitoring and renewals, the failure of a service provider to perform in accordance with contractual agreements could be disruptive to our business, which could have a material adverse effect on our financial condition and results of our operations.

Risks Related to Middletown Valley Bank and Community Heritage Financial, Inc.

Our growth strategy will increase our non-interest expenses and may not be successful.

Our long-term goals are to improve profitability and asset quality by increasing our loan portfolio. This may include purchasing existing branches of other banks, opening up new branches, or acquiring another financial institution. Acquiring or building branch offices and hiring new employees to staff these offices would significantly increase our non-interest expenses. Moreover, new branch offices are generally unprofitable for a number of years until they generate sufficient levels of deposits and loans to offset their cost of operations. For these reasons, our growth strategy may have an adverse effect on our earnings.

Our ability to establish new offices depends on whether we can identify advantageous locations and generate new deposits and loans for those locations that will create an acceptable level of net income. If we were to acquire another financial institution or branch thereof, we may not be able to successfully integrate the institution or branch into our operations. Also, the costs to start up new branch facilities or to acquire existing financial institutions or branches thereof, and the additional costs to operate these facilities, will increase our non-interest expenses. It may also be difficult to adequately and profitably manage the anticipated growth from the new branches.

If we grow too quickly and are not able to control costs and maintain asset quality, such growth could materially and adversely affect our financial condition and results of operation. Further, if we are not able to augment capital through earnings or access to the capital markets, we would have to limit or cease our planned growth, and we may not be successful in our growth strategy for other reasons as well, which would negatively impact our financial condition and results of operations.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers, and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.

Risks Related to the Offering and our Common Stock

We will have broad discretion over the use of the net proceeds of the offering and may not allocate the proceeds in the most profitable manner.

Although this offering circular generally describes the use of the proceeds of the offering, our management will have broad discretion in determining the specific timing and use of the offering proceeds. Until utilized, we anticipate that we will invest the net offering proceeds in liquid assets. We have not made a specific allocation for the use of the net proceeds. Therefore, our management will have broad discretion as to the timing and specific application of the net proceeds and investors may not have the opportunity to evaluate the economic, financial, and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve our best interests, our application may not ultimately reflect the most profitable application of the net proceeds. See “Use of Proceeds.”

We do not expect that our stock will have a trading market.

A public market does not currently exist for our common stock and we do not expect a public market to exist after the offering. While our common stock is quoted on OTC Market Group’s quotation system, the OTC Market Group’s quotation system is a market with less liquidity and fewer buyers and sellers than securities exchanges such as The NASDAQ Stock Market or the New York Stock Exchange. The limited trading market could also result in a wider spread between the “bid” and “ask” prices for the stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

Further, without an active public market, you may not be able to sell your shares. Before purchasing, you should consider the lack of a trading market for our shares and be financially prepared to hold your shares for an indefinite period.

If the value of our common stock fluctuates, you could lose a significant part of your investment. The value of our common stock may be influenced by many factors, some of which are beyond our control, including, but not limited to, those described in this “Risk Factors” discussion and the following:

●	general economic and stock market conditions;

●	changes in conditions or trends in our industry, markets, or customers;

●	strategic actions by the Bank or our competitors;

●	announcements by the Bank or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures, or capital commitments;

●	variations in our quarterly operating results and those of our competitors;

●	future sales of our common stock or other securities; and

●	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

In addition, in recent years, and especially since the onset of the COVID-19 pandemic, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

As a result of these factors, purchasers of the shares of common stock may not be able to resell their shares at or above the price at which they acquire them or at all. The broad market and industry factors set forth above may reduce the value of the shares of common stock, and you could lose a significant part, or all, of your investment.

General Risk Factors

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss. We seek to identify, measure, monitor, report, and control exposure to risk, including, but not limited to, strategic, market, liquidity, compliance, and operational risks. While we use a broad and diversified set of risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, our earnings could be negatively impacted as a result of our failure to properly anticipate and manage these risks.

We are dependent upon the services of our President and Chief Executive Officer, and the loss of our President and Chief Executive Officer could adversely affect our operations.

We rely heavily on our President and Chief Executive Officer, Robert E. Goetz, Jr. The loss of Mr. Goetz could have a material adverse impact on our operations because we rely on his experience and connections in our market area with respect to generating loans and he otherwise provides valuable services to us and would be difficult to replace. As a small company, we have fewer management-level personnel that have the experience and expertise to readily replace Mr. Goetz. A change in our President and Chief Executive Officer or his responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition, and results of operations. Although we have entered into an employment agreement with Mr. Goetz, the existence of such agreement does not assure that we will retain his services.

Also, our growth and success and our future growth and success, in large part, is due and we anticipate will continue to be due to the relationships maintained by our banking executives with our customers. The loss of services of one or more of these executives, or other key employees, could similarly have a material adverse effect on our operations and our business could suffer.

We do maintain life insurance covering certain senior and executive officers through bank owned life insurance.

We can sell additional shares of common stock as well as shares of preferred stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of shareholders’ interests in us.

Our articles of incorporation authorize an aggregate of 10,000,000 shares of common stock, 2,251,320 of which are outstanding as of the date of this offering circular, and 1,000,000 shares of preferred stock, none of which are currently outstanding. Our board of directors is authorized to issue additional shares of common stock, and shares of our preferred stock, at such times and for such consideration as the board of directors may determine, without stockholder action. The existence of authorized shares of common stock and preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts, or of facilitating a negotiated acquisition, and could affect the market for and price of our common stock. As our common stockholders do not have preemptive rights to purchase shares of our capital stock (that is, the right to purchase a stockholder’s pro rata share of any securities that we issue in the future), any future offering of capital stock could have a dilutive effect on holders of our common stock. See “Description of Capital Stock.”

Our stock value may suffer from anti-takeover provisions that may impede potential takeovers.

Provisions in our corporate documents and in Maryland corporate law may make it difficult and expensive for a potential acquiror to pursue a tender offer, change in control, or takeover attempt of us. As a result, you may not have an opportunity to participate in such a transaction. See “Description of Capital Stock” for a description of anti-takeover provisions in our corporate documents and under Maryland law.

Anti-takeover provisions in our corporate documents may make it difficult and expensive to remove current management.

Anti-takeover provisions in our corporate documents may render the removal of our existing board of directors and management more difficult. Consequently, it may be difficult and expensive for our stockholders to remove current management, even if current management is not performing adequately. See “Description of Capital Stock” for a description of anti-takeover provisions in our corporate documents and under Maryland law.

Our articles of incorporation limit the liability of our directors and officers.

Our articles of incorporation provide that, to the full extent permitted by Maryland law, no director or officer of the Company will be liable to us or our stockholders for money damages. This limitation could impair the ability of us and our stockholders to recover for damages resulting from acts or omissions of our directors and officers.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social, and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social, and governance (“ESG”) practices and disclosure. Investor advocacy groups, investment funds, and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights. While this has not been a material issue for us to date, we do expect we will have to address and manage this issue in the future as we expand and as we see increasing pressure on ESG issues, which we expect will continue to accelerate. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, our ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Investors, consumers, and businesses also may change their behavior on their own as a result of these concerns. The Company and its customers will need to respond to new laws and regulations as well as investor, consumer, and business preferences resulting from climate change concerns. The Company and its customers may face cost increases, asset value reductions, and operating process changes, among other impacts. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon-intensive activities. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Investors could determine not to invest in the Company due to various climate change-related considerations. Our efforts to take these risks into account in making lending and other decisions may not be effective in protecting the Company from the impacts of new laws and regulations or changes in investor, consumer, or business behavior.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the matters discussed under the captions “Offering Circular Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this offering circular include forward-looking statements. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements often use words such as “estimate,” “believe,” “expect,” “plan,” “seek,” “expect,” “may,” “will,” “should,” “project,” “contemplate,” “anticipate,” “forecast,” “intend,” or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. These forward-looking statements include, but are not limited to:

●	statements of our goals, intentions, and expectations;

●	statements regarding our business plans, prospects, growth, and operating strategies;

●	statements regarding the quality of our loan and investment portfolios; and

●	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, including those discussed elsewhere in this offering circular, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

●	general business economic conditions, either nationally or in our market areas, that are worse than expected, including as a result of the current COVID-19 pandemic or future pandemics, epidemics, or other health emergencies;

●	competition among depository and other financial institutions;

●	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

●	the rate of delinquencies and amounts of loans charged off;

●	adverse changes in the securities markets;

●	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

●	our ability to enter new markets successfully and capitalize on growth opportunities;

●	our ability to capitalize on strategic opportunities;

●	our ability to retain our existing customers;

●	changes in consumer spending, borrowing and savings habits;

●	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board;

●	changes in our organization, compensation, and benefit plans;

●	changes in the financial condition or future prospects of issuers of securities that we own;

●	changes in the quality or composition of our loan or investment portfolios;

●	a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cybersecurity;

●	technological changes;

●	failure to attract and retain skilled personnel; and

●	the fiscal and monetary policies of the federal government and its agencies.

Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. You should not put undue reliance on any forward-looking statements.

We caution you that the above list of important factors is not exclusive, and these and other factors are discussed in more detail in the “Risk Factors” section of this offering circular. These forward-looking statements are made as of the date of the offering circular, and we undertake no obligation to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date the forward-looking statements were made.

CAPITALIZATION

The following table sets forth our capitalization and regulatory capital ratios as of June 30, 2022:

●	on an actual basis; and

●

on an as-adjusted basis as if the offering had been completed as of June 30, 2022, assuming the sale of 600,000 shares of common stock (assuming the underwriter does not exercise its option to purchase additional shares from us) at the public offering price of $21.00 per share, resulting in net proceeds from the offering of approximately $11.4 million after deducting underwriting discounts and estimated expenses.

You should read the following table in conjunction with the sections titled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this offering circular.

	June 30, 2022
($000)	Actual	As Adjusted to Reflect the Offering (unaudited)
Stockholder’s Equity:
Preferred stock, par value $0.01, 1,000,000 shares authorized, no shares outstanding	$—	$—

Common stock, par value $0.01, 10,000,000 shares authorized, 2,251,320 share outstanding, 2,851,320 shares outstanding as adjusted	23	29

Surplus	28,566	39,957
Retained earnings	32,999	32,999
Accumulated other comprehensive loss	(8,898)	(8,898)
Total Capital	$52,690	$64,087

Book value per common share	$23.40	$22.48
Tangible book value per share (1)	22.67	21.90
Tangible common equity to tangible common assets	5.86%	7.08%

Bank Regulatory Capital Ratios(2):
Common equity tier 1 to risk weighted assets	10.90%	12.52%
Tier 1 capital to risk weighted assets	10.90%	12.52%
Total capital to risk weighted assets	12.03%	13.64%
Tier 1 leverage to average assets	8.74%	9.94%

1 Non-GAAP financial information. See “Summary Consolidated Financial Data.”

2 The as-adjusted capital ratios assume the initial deployment of the net proceeds of the offering in short term investments carrying a 20% risk weighting under applicable regulations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock that we are selling in this offering will be approximately $11.4 million, based on the initial public offering price of $21.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be $13.2 million, based on the initial public offering price of $21.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the proceeds of the offering (substantially all of which we intend to contribute to the capital of the Bank) to increase our lending and investment activities and to expand our client relationships through the ability to make additional loans with a larger legal lending limit. We may also use a portion of the proceeds to fund potential acquisition opportunities, and for working capital and other general corporate purposes. We do not have any current plans, arrangements, or understandings relating to any specific acquisitions.

We have not made a specific allocation for the use of any net proceeds that may be available to us. Until utilized, we anticipate that we will invest any such net proceeds in liquid assets. See “Risk Factors – Risks Related to the Offering and Our Common Stock – We will have broad discretion over the use of the net proceeds of the offering and may not allocate the proceeds in the most profitable manner.”

DIVIDEND POLICY

While we have no formal dividend policy, we (including, prior to the Company becoming the holding company for the Bank, dividends paid on the common stock of the Bank) paid quarterly dividends of $.04 per share on our common stock during 2021 and 2020, $.03 per share during 2019 and 2018, and $0.02 per share during 2017 and 2016.

Our ability to pay dividends is dependent upon, among other things, restrictions imposed by the reserve and capital requirements of Maryland and federal law and regulations, our income and financial condition, tax considerations, and general business conditions. Therefore, while we may continue to pay dividends, you should not assume that your investment in our shares will pay dividends.

RECENT DEVELOPMENTS

The following is a discussion of our results of operations and financial condition at and for the six-month period ended June 30, 2022.

Summary

For the six months ended June 30, 2022, the Company earned net income of $3.89 million or $1.73 per share, an increase of $1.39 million or 55.6% compared to net income of $2.50 million or $1.11 per share for the six months ended June 30, 2021. Second quarter 2022 net income was $2.07 million or $0.92 per share, an increase of $250 thousand compared to first quarter 2022 net income of $1.82 million and an increase of $1.18 million compared to $892 thousand for the second quarter of 2021.

The Company continued its controlled growth strategy during the second quarter 2022 which resulted in $872.6 million in total assets as of June 30, 2022, up $27.0 million from March 31, 2022 and up $54.7 million from December 31, 2021. Deposit growth of $20.6 million for the second quarter of 2022 and $54.1 million on a year-to-date basis has funded the overall growth in the balance sheet. The deposit growth includes $10 million in brokered deposits, which were added late in the second quarter of 2022. The deposit growth, as noted, has also funded robust loan growth over the same period. Loan balances were $692.8 million as of June 30, 2022, up $48.9 million from March 31, 2022 balances and up $82.3 million for the year. As of June 30, 2022, all loan balances under the Paycheck Protection Program (“PPP”) ($13.3 million outstanding at December 31, 2021 and $3.6 million outstanding as of March 31, 2022) have been forgiven and remaining balances paid to zero. Excluding the PPP balances as noted above, core loan growth for the second quarter of 2022 was $52.5 million and $95.6 million year-to-date for 2022. The strong loan growth has increased the earning asset base resulting in net interest income of $6.93 million for the second quarter of 2022, up $518 thousand compared to $6.41 million for the first quarter of 2022 and up $984 thousand compared to the second quarter of 2021. To support the loan growth as noted above, the Bank added $217 thousand to the loan loss provision for the quarter, up from $10 thousand in the first quarter of 2022. The additional provision brings the allowance for loan losses to total loans ratio to a level of 1.03% as of June 30, 2022, up slightly from 1.01% as of March 31, 2022. Operating expenses increased by approximately 4.3% during the second quarter of 2022 compared to the first quarter of 2022 as the Company continued to invest in employee assets, training and technology in support of the balance sheet growth. In summary, strong earning asset growth, controlled funding costs and controlled operating expenses led to overall net income for the first six months of 2022 of $3.89 million, which represents the highest first half earnings in the history of the Company.

Management and the Board of Directors of both the Company and the Bank recognize the impact that inflation, recent geopolitical events, and supply chain issues are having on economic markets and interest rates. With the recent rapid increase in interest rates, the banking industry has been hit hard with erosion to security portfolio values, which has resulted in a direct impact to tangible equity values on the balance sheet as related to our available-for-sale (“AFS”) security portfolio. In an effort to preserve tangible common equity, the Bank’s Board of Directors approved for up to 75% of the principal balance of the AFS security portfolio at the Bank be moved to a held-to-maturity (“HTM”) designation effective April 1, 2022. To maintain on-balance sheet liquidity, over the next several quarters we expect to take measures to build the AFS portfolio position back to a level of at least 7.0% of assets. We anticipate that this will be accomplished through the reinvestment of security portfolio cashflows and strategic investment of available cash balances at current market rates.

Quarterly Highlights –Three Months ended June 30, 2022 Compared to Three Months ended March 31, 2021

•	Tangible book value per share increased by $0.73 or 3.3% to $22.67 per share at June 30, 2022, from $21.94 at March 31, 2022. The tangible book value increase was due to earnings of $2.07 million along with minimal adjustments to accumulated other comprehensive income (loss) for the second quarter.
•	Cash balances decreased on a linked-quarter basis by 55.4% or $19.2 million at June 30, 2022 compared to March 31, 2022. The decrease in cash balances was due to the strong loan growth in the second quarter totaling $48.9 million.
•	Gross loans increased by $48.9 million or 7.6% at June 30, 2022 compared to March 31, 2022. PPP loan forgiveness was completed during the second quarter and generated interest and fee income of $96 thousand during the second quarter of 2022 compared to $320 thousand for the first quarter of 2022.
•	Overall deposits grew $20.6 million, or 2.7%, during the second quarter of 2022. Non-interest-bearing deposits grew $7.1 million and interest- bearing deposits grew $13.5 million. While short-term interest rates in the market increased dramatically during the second quarter of 2022, the Bank’s cost of interest-bearing deposits for the second quarter increased by only 1 basis points to 0.32% compared to the first quarter of 2022 at 0.31%. The increase was due mainly to an increase in rate on a small portion of the money market accounts, which are indexed to short-term treasury rates.
•	Strong loan growth and controlled funding costs led to an increase in the Bank’s net interest margin of 10 basis points to 3.45% in the second quarter of 2022 from 3.35% in the first quarter of 2022.
•	The allowance for loan losses to total loans ratio was 1.03% at June 30, 2022, an increase of 2 basis points from 1.01% at March 31, 2022. The increase in the allowance for loan losses to total loans coincides with the additional provision for loan losses of $217 thousand in the second quarter of 2022 compared to $10 thousand for the first quarter of 2022.

Quarterly Highlights – Three Months ended June 30, 2022 Compared to Three Months ended June 30, 2021

•	Tangible book value per share of $22.67 at June 30, 2022 decreased by $0.82 or 3.5% from $23.49 at June 30, 2021. The tangible book value decrease was due to an increase in the accumulated other comprehensive loss to $8.90 million at June 30, 2022, from an unrealized gain position of $54 thousand at June 30, 2021
•	Net loans of $685.7 million as of June 30, 2022 were up $121.6 million or 21.6% compared to June 30, 2021, which includes PPP loan forgiveness of $31.6 million during the 12 months ended June 30, 2022. Excluding PPP loans, core loan growth on a year-over-year basis was $153.2 million or 28.7%.
•	Deposits grew $139.9 million or 21.5% during the 12 months ended June 30, 2022. The majority of the growth was in demand deposits ($60.9 million), low-cost money market deposits ($49.7 million), and savings deposits ($12.4 million).
•	For the three months ended June 30, 2022, the Bank’s overall cost of funds decreased to 0.20% from 0.29% for the three months ended June 30, 2021 due to the lower cost deposit growth noted above.
•	The loan loss provision for the quarter ended June 30, 2022 was $217 thousand compared to $1.43 million for the quarter ended June 30, 2021. The second quarter of 2021 included increased provision expense associated with an isolated Covid related charge-off.
•	Non-interest income for the quarter ended June 30, 2022 decreased by $430 thousand or 24.7% compared to the quarter ended June 30, 2021. The mortgage activity and secondary sales income decrease of $436 thousand accounted for the majority of the decrease.
•	Non-interest expense during the quarter ended June 30, 2022 increased by $326 thousand compared to the quarter ended June 30, 2021. The increase was directly related to the growth of the balance sheet (19%) as staffing has increased to support such growth. Salary and benefits expense during the second quarter of 2022 increased 6.5%. Operating expenses in the second quarter of 2022 also included increased occupancy and equipment expense related to the opening of a new branch in Franklin County, PA in May 2021 to expand our market area.

Consolidated Balance Sheets
(dollars in thousands)

	June, 30	March, 31	December 31,	June 30,
	2022	2021	2021	2021
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)

Assets
Cash and due from banks	$15,495	$34,704	$41,255	$49,830
Total cash and cash equivalents	15,495	34,704	41,255	49,830

Securities available-for-sale, at fair value	38,181	143,435	144,019	86,343
Securities held to maturity	104,435	—	—	—
Total securities	142,616	143,435	144,019	86,343
Equity securities, at cost	594	406	338	338

Loans	692,811	643,878	610,502	569,877
Less allowance for loan loss	7,098	6,493	6,500	5,812
Loans, net	685,713	637,385	604,002	564,065

Loans held for sale	2,730	4,044	5,423	8,008
Premises and equipment, net	6,529	6,674	6,771	7,025
Right-of-use assets	2,085	2,191	2,301	2,533
Accrued interest receivable	2,264	2,067	1,971	1,746
Deferred tax assets	4,917	4,916	2,141	1,873
Bank-owned life insurance	6,476	6,484	6,475	6,393
Goodwill	1,657	1,657	1,657	1,657
Intangible assets	—	—	1	5
Other Assets	1,487	1,598	1,556	1,588
Total Assets	$872,563	$845,561	$817,910	$731,404

Liabilities and Shareholders’ Equity

Liabilities
Deposits:
Non-interest-bearing demand	$294,685	$287,579	$272,400	$233,757
Interest-bearing	496,127	482,651	464,285	417,157
Total Deposits	790,812	770,230	736,685	650,914

Federal home loan bank advances	5,000	—	—	—
Subordinated debt, net	14,798	14,776	14,753	14,708
Other borrowings	—	—	1,887	4,015
Lease liabilities	2,155	2,260	2,368	2,591
Accrued interest payable	176	397	190	206
Other liabilities	6,932	6,838	5,072	4,416
Total Liabilities	819,873	794,501	760,955	676,850

Shareholders’ Equity
Common stock	23	23	23	23
Additional paid in capital	28,566	28,552	28,537	28,523
Retained earnings	32,999	31,019	29,288	25,954
Accumulated other comprehensive income (loss)	(8,898)	(8,534)	(893)	54
Total Shareholders’ Equity	52,690	51,060	56,955	54,554

Total Liabilities and Shareholders’ Equity	$872,563	$845,561	$817,910	$731,404

Consolidated Statements of Income

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30	June 30,	June 30,
	2022	2022	2021	2022	2021

Interest Income
Loans, including fees	$6,840,541	$6,362,459	$6,328,253	$13,203,000	$12,834,724
Securities	704,665	642,529	347,943	1,347,194	651,618
Fed funds sold and other	17,832	14,506	5,115	32,338	13,825
Total interest income	7,563,038	7,019,494	6,681,311	14,582,532	13,500,167

Interest Expense
Deposits	351,887	333,979	442,650	685,866	943,669
Borrowed funds	16,173	—	—	16,173	947
Subordinated debt	238,049	238,049	238,049	476,098	476,098
Other Interest Expense	23,874	32,734	51,071	56,608	122,500
Total interest expense	629,983	604,762	731,770	1,234,745	1,543,214

Net interest income	6,933,055	6,414,732	5,949,541	13,347,787	11,956,953
Provision for loan losses	217,425	10,133	1,432,697	227,558	2,898,678
Net interest income after provision	6,715,630	6,404,599	4,516,844	13,120,229	9,058,275

Non-interest income
Service charges on deposits	196,519	158,091	181,006	354,610	374,835
(Expense) income on bank owned life insurance	(16,784)	1,018	45,307	(15,766)	96,997
Gain sale of fixed assets	16,508	—	—	16,508	1,500
Gain sale of securities	—	—	—	—	196,091
Mortgage loan income activity	878,041	781,826	1,313,885	1,659,867	2,774,085
Other non-interest income	236,352	263,541	200,732	499,893	373,906
Total non-interest income	1,310,636	1,204,476	1,740,930	2,515,112	3,817,414

Non-interest expense
Salaries and employee benefits	3,068,690	2,950,494	2,880,755	6,019,184	5,462,934
Occupancy and equipment	771,166	769,524	706,167	1,540,690	1,383,404
Legal and professional fees	161,210	180,696	169,242	341,906	319,270
Advertising	149,740	183,204	131,225	332,944	287,350
Data processing	600,583	522,601	625,055	1,123,184	1,093,303
FDIC premiums	142,860	135,583	108,963	278,443	223,759
Loss sale of securities	—	—	—	—	17,826
Other intangible amortization	—	695	2,083	695	4,167
Other	432,251	347,292	377,273	779,543	595,920
Total non-interest expense	5,326,500	5,090,089	5,000,763	10,416,589	9,387,933
Income before taxes	2,699,766	2,518,986	1,257,011	5,218,752	3,487,756
Income tax expense	629,153	698,285	365,343	1,327,438	986,923
Net Income	$2,070,613	$1,820,701	$891,668	$3,891,314	$2,500,833

Selected Financial Data

Income Statement Review

	For the Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Interest Income	$7,563,038	$7,019,494	$6,681,311	14,582,532	13,500,167
Interest Expense	629,983	604,762	731,770	1,234,745	1,543,214
Net interest income	6,933,055	6,414,732	5,949,541	13,347,787	11,956,953
Provision expense	217,425	10,133	1,432,697	227,558	2,898,678
Net interest income after provision	$6,715,630	$6,404,599	$4,516,844	13,120,229	9,058,275

Non-interest income	$1,310,636	$1,204,476	$1,740,930	2,515,112	3,817,414
Non-interest expense	5,326,500	5,090,089	5,000,763	10,416,589	9,387,933

Yield on interest-earning assets	3.64%	3.57%	3.85%	3.59%	3.97%
Cost of interest-bearing liabilities	0.51%	0.51%	0.68%	0.51%	0.73%
Efficiency ratio	64.61%	66.83%	65.00%	65.66%	60.17%

Balance Sheet Review

	June 30,	March 31,	June 30,
	2022	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)
(dollars in thousands)
Total assets	$872,563	$845,561	$731,404
Loans, net of reserve	685,713	637,385	564,065
Goodwill & intangibles	1,657	1,657	1,662
Deposits	790,812	770,230	650,914
Shareholders’ equity	52,690	51,060	54,554

Asset Quality Review
Non-accrual loans	$997	$1,023	$1,440
Non-accrual troubled debt restructured	883	912	216
Non-performing assets	1,880	1,935	1,656

Trouble debt restructured loans still accruing	752	755	969
Other real estate owned	—	—	—

Non-performing assets to total assets	0.22%	0.23%	0.23%
Non-performing assets to total loans	0.27%	0.30%	0.29%

Summary of Operating Results

	For the Three Months Ended		For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Pre-allowance for loan loss provision, pre-tax net income	$2,917,191	$2,689,708	$5,446,310	$6,386,434
Allowance for loan loss provision	217,425	1,432,697	227,558	2,898,678
Tax expense	629,153	365,343	1,327,438	986,923
Net Income	$2,070,613	$891,668	$3,891,314	$2,500,833

(dollars in thousands)
Charge-offs	$7	$4,583	$7	$4,601
(Recoveries)	(34)	(16)	(38)	(29)
Net charge-offs	$(27)	$4,567	$(31)	$4,572

Per Common Share Data

Common shares outstanding	2,251,320	2,251,320	2,251,320	2,251,320
Weighted average shares outstanding	2,251,320	2,251,320	2,251,320	2,251,320

Basic earnings per share	$0.92	$0.40	$1.73	$1.11
Diluted earnings per share	$0.92	$0.40	$1.73	$1.11
Dividend declared	$0.04	$0.04	$0.08	$0.08

Book value per share	$23.40	$24.23	$23.40	$24.23
Tangible book value per share	$22.67	$23.49	$22.67	$23.49

Selected Financial Ratios (unaudited)

Return on average assets	0.97%	0.49%	0.94%	0.71%
Return on average equity	15.99%	6.60%	14.47%	9.32%
Allowance for loan losses to total loans	1.03%	1.01%	1.03%	1.01%
Allowance for loan loss to total loans (excluding PPP loans)	1.03%	1.06%	1.03%	1.06%
Non-performing assets to total loans	0.27%	0.29%	0.27%	0.29%
Non-performing assets to total loans (excluding PPP)	0.27%	0.30%	0.27%	0.30%
Net Charge-offs to total loans	0.00%	0.79%	0.00%	0.79%
Common equity tier 1 (CET1) capital	10.90%	N/A	10.90%	N/A
Tier 1 capital	10.90%	N/A	10.90%	N/A
Total risk based capital	12.03%	N/A	12.03%	N/A
Tier 1 leverage ratio	8.74%	N/A	8.74%	N/A
Community bank leverage ratio (Bank)**	N/A	9.06%	N/A	9.06%
Average equity to average assets	6.10%	7.49%	6.46%	7.58%
Tangible Common Equity/Tangible Common Assets	5.86%	7.25%	5.86%	7.25%
Net interest margin (Bank only)	3.45%	3.59%	3.40%	3.68%
Loans to deposits - (EOP)	87.95%	87.55%	87.95%	87.55%

**As of September 30, 2021, the Bank reverted back to the BASEL III regulatory framework for capital reporting and discontinued the CBLR calculation.

**As of March 31, 2020, the Bank adopted the CBLR ratio for capital reporting.

BUSINESS OF COMMUNITY HERITAGE FINANCIAL, INC. AND MIDDLETOWN VALLEY BANK

General

Community Heritage Financial, Inc. is a registered bank holding company that owns 100% of the outstanding capital stock of Middletown Valley Bank. We were incorporated under the laws of the State of Maryland in 2018 for the purpose of serving as the Bank’s holding company. On June 15, 2018, the stockholders of Middletown Valley Bank approved the reorganization of the Bank into a holding company structure. The reorganization became effective on February 1, 2019. In connection with the reorganization, (i) the Bank became a wholly-owned subsidiary of the Company, and (ii) each outstanding share (or fraction thereof) of Middletown Valley Bank common stock was converted into one share (or fraction thereof) of Community Heritage Financial, Inc. common stock, and the former holders of Middletown Valley Bank common stock became the holders of all the Company’s outstanding shares.

The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital-raising operations. The Company’s primary business activity consists of ownership of all of the outstanding stock of the Bank.

Our common stock is quoted on the Pink Open Market Tier of the OTC Market Group’s quotation system under the symbol “CMHF.” As of September 28, 2022, there were 2,251,320 shares of our common stock outstanding.

History

Originally incorporated in November 1907, the Bank opened for business as Middletown Savings Bank in February 1908. In 1937, Middletown Savings Bank bought out the failing Valley Bank, and in 1965 the Bank changed its name from Middletown Savings Bank to Middletown Valley Bank.

The Bank expanded to a second Middletown location in 1980 and added a branch in Jefferson in 1987, in Myersville in 1998, in Boonsboro in 2007, a second Washington County branch, in Hagerstown, in 2015, and a second branch in Hagerstown in March 2019. In addition, the Bank opened a credit servicing center in Hagerstown in April 2017, a new operations center in Hagerstown in March 2019, and a loan production/deposit production office in Oakland in June 2020. In May 2021, the Bank opened its first non-Maryland branch in Waynesboro (Franklin County), Pennsylvania.

In 2012, the Bank embarked on a strategic plan, led by a new President and Chief Executive Officer, Robert Goetz, Jr., to transform the Bank into a growth-oriented, dynamic institution. With Mr. Goetz in the leadership position, the Bank developed a new strategic model for its long-term financial health. The process began with significant investment in our infrastructure, in particular, hiring a senior commercial lender and other loan officers with significant commercial experience and increasing branch staffing. This strategic investment was and is the framework for the long-term future of the Bank and its financial strength and profitability targets. At December 31, 2012, the Bank had total assets of $152 million and five branches, four located in Frederick County, Maryland and one located in Washington County, Maryland. At December 31, 2021, we had eight full service banking offices, total assets of $817.9 million, total net loans of $604.0 million, total deposits of $736.7 million, total shareholders’ equity of $57.0 million and tangible common equity of $55.3 million.

In February 2019, the Company acquired Millennium Financial Group, Inc., a full-service residential mortgage lender headquartered in Middletown, Maryland with additional lending offices located in Crofton, Maryland and Oakland, Maryland. The acquisition enhanced the Company’s mortgage infrastructure and provided direct access to the secondary mortgage market, significantly increasing our noninterest income. Mlend offers a full range of residential mortgage products to homebuyers for home purchases, refinancing, and construction. Available loan programs offered through Mlend include, but are not limited to, conventional, USDA (Rural Housing Guaranteed Loan Program), VA, FHA, and Maryland Mortgage Program, a state government program that works with approved mortgage lending organizations to help homebuyers in Maryland achieve their dream of homeownership through a range of programs that make purchasing and owning a home more affordable. As of March 1, 2022 the Company contributed all of its capital stock in Mlend to the Bank, and Mlend is now a wholly-owned subsidiary of the Bank.

In October 2019, the Company issued the Notes. Subject to limited exceptions permitting earlier redemption, the Company may redeem the Notes on or after October 24, 2024. Unless redeemed earlier, the Notes will mature on October 30, 2029. The debt issuance provided capital to finance organic growth, invest in the Bank and Mlend for regulatory capital purposes, repurchase shares of our common stock, and redeem outstanding indebtedness. The entire amount of this subordinated debt is considered Tier 2 capital at the holding company level under current regulatory guidelines.

Historically, our business had focused on consumer deposits and non-conforming one- to four-family residential mortgages that we retained in our loan portfolio. Beginning in 2013, we started to place an emphasis on lending, deposit, and other products intended to develop our relationship with the business community in our market area, including commercial and industrial loans, commercial real estate loans, demand deposit accounts, origination of ACH payment processing, remote deposit capture, business internet banking, and the provision of merchant processing services through a partnership with a provider of payment processing solutions. We intend to continue our focus on commercial and industrial and commercial real estate loans and related products to target the local business community, supplemented by strong residential mortgage lending; it is our intention going forward that mortgage loans will constitute approximately one-third of our loan portfolio. We are committed to meeting the credit needs of our community, consistent with safe and sound operations.

We believe that the changes we implemented as part of our new strategic plan beginning in 2012 dramatically improved our operating results. Net income, which was $216 thousand, or $0.90 per share, for the year ended December 31, 2013, increased to $6.0 million, or $2.67 per share, for the year ended December 31, 2021.

Locations

Our headquarters is located at 24 West Main Street, Middletown, Maryland (Main Office Branch) and our main phone number is (301) 371-6700. Our internet website address is http://www.communityheritageinc.com/, which should not be considered part of this offering circular.

We currently operate eight full-service banking branch offices as follows:

Frederick County, Maryland

24 West Main Street, Middletown, Maryland (Main Office Branch).

803 East Main Street, Middletown, Maryland (Middletown Branch).

3848 Jefferson Pike, Jefferson, Maryland (Jefferson Branch).

3001 Ventrie Court, Myersville, Maryland (Myersville Branch).

Washington County, Maryland

6721 Old National Pike, Boonsboro, Maryland (Boonsboro Branch).

1101 Professional Court, Hagerstown, Maryland (Hagerstown Branch).

13418 Marsh Pike, Hagerstown, Maryland 21742 (Paramount Branch).

Franklin County, Pennsylvania

11337 Buchanan Trail East, Waynesboro, Pennsylvania 17268 (Waynesboro Branch).

We also operate three Mlend residential mortgage loan production offices as follows:

24 West Main Street, Middletown, Maryland

19509 Garrett Hwy, Suite 6, Oakland, MD 21550

1302 Cronson Boulevard, Suite A, Crofton, MD 21114

We lease our Hagerstown, Paramount, and Waynesboro branches and the Bank owns our remaining five branches. We also lease office space at 498 North Potomac Street in Hagerstown for a credit servicing center and at 480 North Potomac Street in Hagerstown for an operations center. The Bank sub-leases a portion of the space at Mlend’s loan production office in Oakland, Maryland. Mlend also leases office space in Middletown, Maryland and Crofton, Maryland.

Our Strategy

Our goal is to continue to grow our Company, while maintaining sound operations and risk management, in order to provide superior returns to our stockholders. Middletown Valley Bank has become a leading community bank in our primary market area of Frederick, Washington, and Garrett Counties in Maryland and Franklin County in Pennsylvania.

We intend to continue to expand our operations, primarily through organic growth, and to a lesser extent, de novo branching and opportunistic acquisitions, while emphasizing asset quality and seeking high levels of profitability. Our strategy has been successful to date, and we believe that we can continue to drive returns to stockholders by focusing on a few key elements as follows:

●

Remain Committed to Growing Low-Cost Deposits. At June 30, 2022, non-interest bearing checking deposits comprised 37.3% of our total deposits. Our average cost of deposits for the quarter ended June 30, 2022 was 0.20%. Maintaining a low-cost deposit base has been the hallmark of our success.

●	Driven by Long-Term, Customer Relationships. Our primary mission is to deliver consistently exemplary service through a dedicated team of experienced banking professionals. While this model often requires a high degree of direct customer contact, we believe that it enables us to both create more ties with our customers and to cross-sell our varied product offerings to generate higher revenues. As a result, we have been able to maintain pricing of our products at what we believe are competitive and attractive rates.

●	Strong Net Interest Margin. For the years ended December 31, 2021, 2020, 2019, 2018, and 2017, our net interest margin was 3.32%, 3.16%, 3.63%, 3.60%, and 2.91%, respectively. For the six months ended June 30, 2022, our net interest margin was 3.40%. We have an experienced management team with deep community ties and local market knowledge and a dedicated board of directors who have been able to develop customer relationships with an emphasis on core deposit growth. This focus on our customers has had a positive impact on our cost of deposits and the yields we generate in our loan portfolio, resulting in our attractive net interest margin performance.

●	Focus on Organic Growth. Our growth in assets, loans, deposits, and earnings over the last 10 years has been consistent and driven by organic growth. Our goal is to attract and retain experienced bankers with significant customer relationships and open branches if the circumstances warrant such expansion. Since 2012, we have opened three new branch offices. We believe that current market conditions in the industry are conducive to hiring experienced and capable bankers who desire to work for a growing, locally-focused community bank. In addition, when consolidation occurs among banks operating in our market, we will be opportunistic and seek to capitalize on the resulting dislocation of customer relationships and good employees. We continue to pursue acquisitions when opportunities arise, such as the acquisition of Mlend.

●

Clean Asset Quality. Maintaining clean credit quality, following prudent underwriting standards, and balancing loan risks in our portfolio are key tenets of our lending philosophy. As a result, at June 30, 2022, our nonperforming assets (nonaccrual loans, loans 90 days or more past due, and other real estate owned) as a percentage of total assets was only 0.22%. Furthermore, we tend to focus on lending to commercial businesses but balance the higher risk profile of such lending with originating for our portfolio certain traditionally-conservative residential mortgage loans. At June 30, 2022, approximately 38.9% of our total loan portfolio consisted of commercial and industrial loans and owner-occupied commercial real estate loans, while residential mortgage loans comprised 28.6% of our total loan portfolio. Non owner-occupied commercial real estate loans comprised only 16.6% of our total loan portfolio at such date. Our low level of nonperforming assets is a result of our extensive lending expertise among our lending and credit administration staff, executive officers, and board of directors and our strict, quality-oriented underwriting and credit monitoring processes.

●	Focus on Market Area. The Company primarily focuses on four counties as follows: (i) Frederick County, Maryland; (ii) Washington County, Maryland; (iii) Franklin County, Pennsylvania; and (iv) Garrett County, Maryland, which is located in the Alleghany Mountains and is home to Maryland’s largest lake, Deep Creek Lake.

●	Focus on Increased Profitability. Our management team and board of directors, who currently own approximately 7.7% of the outstanding shares of the Company’s common stock, are dedicated to producing attractive profits and returns for our stockholders. As mentioned above, the Company has historically attracted low-cost deposits, which has contributed to a strong net interest margin, a key driver of our profitability. We are also focused on strategically growing our balance sheet so that we can better leverage our infrastructure, improve our efficiency ratio, and generate higher returns on both average assets and average tangible common equity. For the year ended December 31, 2021, our return on average assets was 0.80% and our return on average tangible common equity was 11.29%. Our net income has grown every year since 2015.

During the last 10 years, we implemented various strategies to facilitate strong balance sheet growth as well as rebalance our asset composition. Our approach has contributed to our increasing profitability over the last decade, and we believe that our continued adherence to these strategies will result in further growth and profitability. One of these strategies includes ensuring that the Bank continues to be a leader in small business banking services by providing “Absolutely Exceptional Experiences” in every interaction with our customers every day. The core vision of “Absolutely Exceptional Experiences” includes our mission statement and our enumerated core values. Our primary mission is to deliver consistent and extraordinary service through a team of dedicated, enthusiastic banking professionals. Our core values include the following:

●	Positive Attitude: We help our customers, clients, associates, and communities to grow and thrive.

●	Customer Focus: We serve customers with enthusiasm, listening attentively, and delivering flexible, creative solutions.

●	Trusted Financial Foundation: We build a solid financial foundation by balancing risk with sustainable growth and profitability.

●	Lasting Relationships: We establish and cultivate flourishing relationships that span generations.

●	Service Excellence: We anticipate customer needs and surpass expectations in every relationship.

●	Community Enrichment: We enrich our communities through financial support, leadership, and participation in events and activities.

●	Growth and Development: We invest in resources to enhance our associates’ financial expertise, encourage innovative thinking, and provide career development opportunities.

●	Collaboration and Teamwork: We support and respect one another as talented banking professionals, openly sharing ideas and resources.

We believe that our focus on delivering exceptional experiences to local business owners has enabled our growth in recent years. We further believe that continuing to build strong relationships with influential leaders in our markets will ensure continued growth and will be the most effective way to enhance long-term stockholder value.

During the past decade we have introduced more products and services geared towards the needs of small businesses, including multiple cash management products and Health Savings Accounts (HSAs) for businesses that offer this benefit and as an inroad to the employees of our business customer employers. This an example of our strategy to bank the business, bank the business owner, and bank the employees of the business.

We have continued to enhance our consumer deposit and loan products as well. For example, in 2017, we expanded our consumer loan products to include the ability to fix both the interest rate and term on a portion of principal due on home equity lines of credit. In 2021, we introduced relationship-based products that reduce fees on individual products and transactions for loyal customers which we believe strengthens and expands their relationship with the Bank. We have continued to enhance our payment and deposit products, adding real-time consumer payment options through Venmo and Zelle during 2021. Also during 2021, we expanded our residential mortgage portfolio products and completed agreements with Mlend for the mortgage company to sell home equity lines of credit and bank portfolio mortgage products.

Our Market Area4

Our market area for deposit and loan customers is Frederick County, Maryland, Washington County, Maryland, Garrett County, Maryland, and Franklin County, Pennsylvania. While we do not actively solicit business outside of our market area, we occasionally make loans secured by properties located outside of these areas, specifically to borrowers with whom we have an existing relationship.

Our lending market contains a diverse cross-section of employment sectors, with a mix of services, logistics, manufacturing, wholesale/retail trade, federal and local government, health care facilities, and finance-related employment, although logistics, educational services, and health care and social assistance make up the largest employment sectors.

Located in the north central part of Maryland, Frederick County had a 2019 estimated population of 259,549. Situated near the metropolitan areas of Baltimore and Washington, D.C., Frederick County’s location places it within proximity of major ports, airports, and railways. Frederick County has undergone rapid population growth in recent years and is projected to grow 4.8% on average through 2025. Frederick County is home to Catoctin Mountain Park, Camp David, and Fort Detrick. Key employers in the county include Leidos Biomed, Frederick Health, NVR, Inc., and AstraZeneca. Frederick County has a 2019 estimated household income of $96,662, 13% above the estimated Maryland average and 53% above the estimated national average.

Situated between Pennsylvania and West Virginia in northwest Maryland, Washington County had a 2019 estimated population of 151,306. Washington County’s population is projected to grow at 2.3% from 2019 to 2024, while its average household income is projected to grow at approximately 3.0% over the same period from its estimated 2019 level of $58,180, which is slightly below the national average for household income. The county is a mountainous landscape in the Appalachians and is one of three Maryland counties recognized by the Appalachian Regional Commission. Major employers in the county include Amazon, Meritus Health, FiServ/First Data, Volvo Group, and The Bowman Group.

Franklin County, located in the center of the scenic Cumberland Valley in south-central Pennsylvania, had a 2019 estimated population of 155,027 and has experienced a 3.1% growth in population since 2010. Franklin County’s extensive interstate highways, two Class-1 railroads, and intermodal services provide immediate and cost-effective access to major markets from Charlotte, NC to Toronto, Canada and beyond. Key employers in Franklin County include WellSpan Health, Letterkenny Army Depot, Manitowoc, and Proctor & Gamble. Households in Franklin County have a 2019 estimated income of $63,379, which represents a 6.14% increase from the previous year.

Garrett County is the western-most county in Maryland bordering Pennsylvania to the north and West Virginia to the South and West. Located in a mountainous, remote area, its 2019 estimated population was 29,014, down from a high of 30,151 in 2011. Garrett County’s average household income was $52,617 in 2019. Maryland’s largest freshwater lake, Deep Creek Lake, is in Garrett County and attracts vacationers from the Pittsburgh and Baltimore/Washington metropolitan areas. The area around Deep Creek lake has seen increased activity since the onset of the COVID-19 pandemic.

4 Sources for demographic information in this section: FDIC; Franklin County Area Development Corp., Frederick County Office of Economic Development; Washington County Department of Business Development; and the United States Census Bureau.

Competition

We face intense competition in both originating loans and attracting deposits, although government stimulus programs enacted during the course of the COVID-19, have, at least in the short-term, made deposit-gathering less of a concern. We compete with other commercial banks, savings associations, credit unions, money market mutual funds, and other financial entities operating in our market area and elsewhere. Among our competitors are much larger and more diversified financial institutions including banks with a national or regional presence that have greater resources, name recognition, and market presence and offer more products and services than we do. From a competitive standpoint, we believe that we benefit from our status as a locally-based financial institution with longstanding customer relationships, and continued efforts to offer competitive products and services. Because of our responsiveness and push for the “Absolutely Exceptional Experience,” we benefit each time a local competitor is acquired by a larger institution headquartered farther away. Offsetting this benefit, however, are the competitive pressures that will likely continue to build as the financial services industry continues to consolidate and as non-bank financial and investment options for both consumers and business continue to expand.

Loan Products

Our loan portfolio reflects our increased emphasis on building commercial relationships since 2012. Real estate mortgage loans, consisting primarily of owner-occupied one- to four-family residential mortgages, as well as one- to four- family investor mortgages and owner and non-owner-occupied commercial real estate loans, are a substantial portion of our loan portfolio. At June 30, 2022, $525.7 million, or 75.6%, of our total loan portfolio consisted of real estate loans. The commercial and industrial and commercial real estate loan portfolios have seen above-average growth since 2013 as we changed our lending focus. At June 30, 2022, $167.6 million, or 24.1%, of our total loan portfolio consisted of commercial and industrial loans.

One- to Four-Family Owner-Occupied Residential Mortgage Loans. Prior to 2013, a majority of our primary lending activity consisted of the origination of first lien mortgage loans secured by one- to four-family owner-occupied residential properties located in Frederick and Washington Counties in Maryland. While we continue to make such loans, they constitute a much less significant portion of our portfolio than they did historically. At June 30, 2022, $130.7 million, or 18.8%, of our total loan portfolio consisted of one- to four-family owner-occupied residential mortgage loans, of which $104.8 million, or 80.2% (or 15.0% of the total loan portfolio), were first lien loans. Our origination of one- to four-family mortgage loans enables borrowers to purchase or refinance existing homes located primarily in our market area.

We offer fixed- and adjustable-rate residential mortgage loans with maturities of 15, 20 (variable rate only), and 30 years. While prior to 2013 we originated primarily nonconforming residential mortgage loans (that is, loans that do not meet eligibility requirements to be purchased by Fannie Mae and Freddie Mac) and retained such loans in our portfolio, we currently generally originate conforming residential mortgage loans that we sell in the secondary market instead of retaining them in our portfolio, although we continue to hold in our portfolio the mortgage loans we originated prior to 2013 and generally retain the adjustable-rate mortgages in our portfolio as well. Fixed-rate mortgage loans amortize monthly from a 15- or 30-year basis with principal and interest due each month. Adjustable rate mortgages may reset at either 5, 7, or 10 years and adjust annually thereafter at the Secured Overnight Funding Rate (SOFR) plus 3.00%. At June 30, 2022, $83.8 million, or 82.2%, of our one- to four-family residential first lien mortgage loans held in our portfolio were adjustable- rate loans.

The average term of the residential mortgage loans retained in our portfolio is approximately 18.8 years. Such loans may, however, remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates, and the interest rates payable on outstanding loans.

We generally limit the maximum loan to value ratio to 90% of the lower of the appraised value or the purchase price of the property securing the loan.

We require all one- to four- family residential properties securing mortgage loans to be appraised by a board-approved, independent state-licensed or certified appraiser, unless the loan is for $250,000 or less. We require multi-family residential properties and commercial real estate properties securing mortgage loans to be appraised by a board-approved, independent, state-licensed or certified appraiser, unless the loan is for $500,000 or less. Transactions under the limits noted above require an evaluation, which is a third-party estimate of value, or an evaluation of the income derived from the property. Appraisals for loans of over $250,000 to $1.0 million are subsequently reviewed by qualified, independent internal staff, and an appraisal for loans of $1.0 million or more must be reviewed by a second, independent third-party appraiser. All evaluations are subsequently reviewed by qualified, independent internal staff. We also require title insurance on all first lien mortgage loans unless the loan is for $250,000 or less or the transaction will be secured by a second lien. Transactions under $250,000 require a third-party title evaluation to ensure that the Bank is in the proper lien position. All construction loans require title insurance. Borrowers must obtain and maintain hazard insurance and flood insurance is required for all properties located in flood hazard areas.

When underwriting residential real estate loans, we review and verify each loan applicant’s employment, income, and credit history and, if applicable, our experience with the borrower. Our policy is to obtain credit reports and verification of employment and income on all borrowers and guarantors.

Included in one- to four-family owner occupied mortgage loans are junior lien mortgage loans, consisting of second mortgages as well as home equity lines of credit. Second mortgage loans are made at fixed rates for terms of up to 20 years.

We offer home equity lines of credit that are secured by a first or second mortgage on owner occupied one- to four-family residences. Our home equity lines allow for the borrower to draw against the line for 10 years, followed by a 20-year repayment period. Home equity lines of credit carry a variable rate of interest and monthly payments of interest due during the draw period. After the initial ten-year draw period, the borrower is required to make payments of principal and interest based on a 20-year amortization. As of June 15, 2017, borrowers on all new home equity lines of credit are able to move all or some of their line of credit balance to a fixed interest rate with a repayment over either 3,5,7, 10, 15, or 20 years. This feature can only be activated during the 10-year draw period so that the fixed portion(s) will be repaid by the original line of credit maturity. Home equity lines of credit are underwritten with the same criteria that we use to underwrite one- to four-family residential mortgage loans including appraisals.

We offer home equity lines with loan-to-value ratios up to 90%. At the time we close a second mortgage or home equity line of credit, we record a mortgage to perfect our security interest in the underlying collateral. Second mortgages and home equity lines of credit also require a third-party title evaluation to ensure that the Bank is in the proper lien position, and borrowers must obtain hazard insurance and, if applicable, flood insurance.

Home equity line balances totaled $26.0 million at June 30, 2022, and represented 13.0% of one- to four-family residential mortgage loans (or 3.7% of our total loan portfolio) at such date.

Second mortgages and home equity lines of credit generally have greater risk than one- to four-family first lien residential mortgage loans. In these cases, we face the risk that collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. In particular, because these loans are generally secured by second mortgages, decreases in real estate values could adversely affect the value of the property serving as collateral for these loans. Thus, the proceeds from a foreclosure of such property could be insufficient for us to recover the value of these loans.

Junior lien mortgage loans totaled $2.5 million at June 30, 2022, and represented 1.2% of one- to four-family residential mortgage loans (or 0.4% of our total loan portfolio) at such date.

We do not offer “interest only” mortgage loans (where the borrower pays only interest for an initial period, after which the loan converts to a fully amortizing loan). We also do not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not offer, and have never offered, “subprime loans” (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, or bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios, although we do have some of these loans in our portfolio that have been there for many years), no-documentation mortgage loans, or Alt-A mortgages (traditionally defined as loans having less than full documentation).

One- to Four-Family Non-Owner Occupied Residential Mortgage Loans. We also offer mortgage loans on non-owner occupied residential properties (in other words, for investment properties) in our market area. These loans are generated through our existing customer base and referrals. At June 30, 2022, $71.3 million, or 10.3%, of our loan portfolio consisted of this type of mortgage loan. The maximum loan-to-value ratio on these loans is 100%, with either fixed or variable interest rates and repayment terms of 15, 20, or 30 years. A title insurance policy must be obtained for each loan above $250,000 and in first lien position, and we require fire and extended coverage casualty insurance. We generally obtain personal guarantees of repayment from borrowers on residential loans made to entities.

Commercial and Industrial Loans. Our commercial and industrial loans consist of lines of credit (secured and unsecured), term loans, revolving term loans, time notes, letters of credit, and loans secured by “liquid collateral” including cash (savings accounts or certificates of deposit), marketable securities, or the cash surrender value of life insurance. At June 30, 2022, $167.6 million, or 24.1%, of our total loan portfolio consisted of commercial and industrial loans. We originate commercial and industrial loans for a variety of business purposes, including the financing of capital improvements and machinery and equipment, the carrying of accounts receivable, and general working capital. Our commercial line of credit loans generally have variable interest rates and are demand revolving - no fixed maturity dates, but that we review and approve annually. Our term loans and time notes may have either fixed or floating interest rates; term loans have maturities varying from one to 10 years while time notes have a maximum term of one year. Liquid collateral loans have fixed or variable interest rates and are written on a demand basis. Letters of credit carry floating interest rates and generally expire after one year of issuance and generally may not be renewed.

We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. Commercial and industrial loans may be secured with a variety of business assets such as accounts receivable, inventory, equipment, furniture and fixtures, and by cash and securities in the case of liquid collateral loans, although some of these loans are unsecured. Commercial and industrial loans generally have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business. To help manage this risk, we credit grade each loan at inception, maintain periodic contact with the borrower, collect and review financial information at least annually, complete an annual review of each relationship with commercial credit exposure above $300,000, and have an external loan review prepared at least annually. We normally seek to obtain appropriate collateral and personal guarantees from the borrower’s principal owners.

Commercial Real Estate Lending. We finance commercial real estate for existing customers as well as creditworthy entities that are willing to establish a banking relationship with the Bank in conjunction with obtaining a commercial mortgage loan. At June 30, 2022, $237.5 million, or 34.1%, of our total loan portfolio consisted of commercial real estate loans, of which $102.7 million, or 43.2% (or 14.8% of the total loan portfolio), were owner occupied loans and $134.8 million, or 56.8% (or 19.4% of the total loan portfolio), were non-owner occupied loans. Such loans are made for the acquisition or refinancing of commercial real estate properties. We generally will finance commercial real estate at a maximum loan-to-value of 80%. Our underwriting policies and processes focus on the clients’ ability to repay the loan as well as an assessment of the underlying real estate. We also require that leases pertaining to any commercial property be assigned to the Bank as collateral, and we take a security interest in fixtures and all other items related to income-producing properties. Our commercial real estate loans are made with either fixed or floating interest rates, with terms of between three and 10 years (although five years is average), with a 20-year amortization schedule and a balloon payment at maturity.

Commercial real estate loans generally carry higher interest rates and have shorter terms than one- to four-family residential mortgage loans. Commercial real estate loans, however, entail significant additional risks as compared with residential mortgage lending, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial real estate than for residential properties.

Construction and Land Development Loans. We make construction loans to real estate builders and developers to finance the construction of single-family homes, residential subdivisions, and commercial properties. We have not financed land acquisition and have made only a limited number of land development loans. Construction and land development loans constituted $61.9 million, or 8.9%, of our loan portfolio at June 30, 2022. $19.5 million, or 2.8%, of our total loan portfolio at June 30, 2022, consisted of residential builder/developer loans.

Our loans for the construction of single-family homes have floating interest rates with payment due upon sale of the property and a maximum term of 12 months. In general, we will finance up to 80% of the estimated completed value of the home or 100% of the estimated construction expenses, whichever is less. In 2021, however, the Bank added the ability for borrowers to purchase private mortgage insurance (PMI), which allows borrowers to exceed the 80% of the as-completed value limit. The borrower must have solid experience in this type of construction and personal guarantees are usually required.

Our construction loans with respect to commercial and residential subdivision construction generally provide for the payment of interest only during the construction phase either by borrower payment or from interest reserves established before construction begins. These loans generally have a loan-to-value ratio of 75% or less. Loan to value ratios vary and are generally supported by an “as completed” appraisal of the property by an independent licensed or certified appraiser. Advances on such loans are generally based on an inspection report, prepared by a satisfactory third party, certifying the work was completed in an acceptable manner. We also will require an inspection of the property before the initial disbursement of any funds for the construction loan, which inspection may be completed by the appraiser. Loan terms vary between three months to 24 months, depending on the project size and scope, and payments of interest are generally due monthly during the construction period. Principal payments typically begin after the construction period and any interest-only stabilization period.

Land development lending represents extensions of credit to hold land for future commercial construction, or infrastructure buildout, or building construction. These loans generally have a loan-to-value of 75% or less and provide for the payment of interest only during the construction phase either by borrower payment or from interest reserves established prior to commencement of the construction project. Loan to value ratios vary and are generally supported by an “as completed” appraisal by an independent licensed or certified appraiser. Advances on such loans are generally based on an inspection report prepared by a satisfactory third party, certifying that the work was completed in an acceptable manner. We also require an inspection of the property before the initial disbursement of any funds for the construction loan, which inspection may be completed by the appraiser. Loan terms vary and repayment is generally linked to the sale of completed lots, houses, or buildings. We calculate principal repayment per lot to ensure repayment in full by the sale of 80% of the lots.

Construction lending entails significant risks compared with residential mortgage lending. These risks involve the advancement of funds upon the security of the land or the home(s) or building under construction. The value of the home or building is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete the home or building and related loan to value ratios. If the estimate of construction cost proves to be inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment.

Land development lending, while providing higher yields, may also have greater risks of loss than long-term residential mortgage loans on improved, owner occupied properties. The primary loan-specific risks in land lending are deterioration of the business and/or collateral values, deterioration of the financial condition of the borrowers and/or guarantors that creates a risk of default, and that an appraisal on the collateral is not reflective of the true property value. Portfolio risks include the condition of the economy, changing demand for these types of loans, large concentration of these types of loans, and geographic concentrations of these types of loans.

Agricultural Loans. We originate loans to finance the purchase of farmland, farm equipment, and farm operating expenses (including to finance the purchase of livestock) to owners of farms located in our market area. The loan-to-value ratios for agricultural loans will generally not exceed 75%. These loans are not a focus of our lending activity, consisting of only 56 loans constituting $24.3 million (3.5%) of our loan portfolio at June 30, 2022.

Consumer and Other Loans. We offer various types of secured and unsecured consumer loans, including a personal line of credit that may be used for overdraft coverage, as a convenience to our customer base, and such loans are not a focus of our lending activities. At June 30, 2022, $2.2 million, constituting only 0.3%, of our total loan portfolio consisted of consumer and other loans. Generally, our consumer loans are made for personal, family, or household purposes. The underwriting standards for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of the customer’s ability to meet existing obligations and payments on the proposed loan.

Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or are secured by rapidly-depreciating assets. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss, or depreciation. Consumer loan collections also depend on the borrower’s continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans.

Loan Originations, Purchases, Sales, and Participations. All loans that we originate are underwritten pursuant to our policies and procedures, which incorporate standard underwriting guidelines. Our loan origination activity may be adversely affected by a rising interest rate environment, which typically results in decreased loan demand. Most of our one- to four-family residential mortgage loan originations are generated by Bank or Mlend loan officers or referred by members of our board of directors or our commercial loan officers, while most of our commercial real estate loans are generated internally by our loan officers.

Historically, we retained in our portfolio the majority of loans that we originated, although as previously discussed, we currently sell into the secondary market the majority of the residential mortgage loans that we originate. We may also sell loan participations on loans that exceed our loans-to-one borrower limitation.

Occasionally, we enter into purchase loan participations with other banks primarily for commercial and industrial and commercial real estate loans. In these circumstances, we generally follow our customary loan underwriting and approval guidelines. At June 30, 2022, we had $18.1 million in outstanding balances from 14 purchased loan participations. Exceeding this amount and approaching our legal lending limit requires a unanimous approval from the executive committee of the Bank’s board of directors.

At June 30, 2022, our legal lending limit for loans to one borrower was approximately $12.4 million, and we had an internal lending limit for loans to one borrower of $10.6 million at such date. We will participate part of a loan relationship to another financial institution when a relationship’s total loan exposure is greater than our loans to one borrower limit. At June 30, 2022, we had $67.7 million in an aggregate of 34 sold loan participations. We will also participate to reduce perceived risk in a particular transaction or to facilitate the general balance sheet management of the Bank, as determined by the approving authority.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via our investment portfolio and federal funds sold. It is our goal to provide adequate liquidity to support our loan growth. In the event that we have excess liquidity, we use investments to generate interest income. In the event that deposit growth does not fully support our loan growth, we can use a combination of investment sales, federal funds, and short-term borrowings to augment our funding position, although we have not historically relied on short-term borrowings to fund loan growth.

We actively monitor our investment portfolio and we usually classify investments in the portfolio as “available for sale.” In general, under such a classification, we may sell investment instruments as management deems appropriate. We manage our securities portfolio to maximize portfolio yield over the long-term in a manner that is consistent with liquidity needs, pledging requirements, asset/liability strategies, and safety and soundness concerns. We also use the investment portfolio as a source of pledgeable assets to provide collateral to secure lines of credit, repurchase agreements with customers, and federal, state, and local government deposits. We invest in fixed-rate or floating-rate instruments as necessary to balance the market and credit risks of our other assets, principally, our loan portfolio.

Employees

As of the date of this offering circular, we have 166 full-time employees and 11 part-time employees. None of our employees are represented by any collective bargaining unit, and we believe that relations with our employees are excellent.

Legal Proceedings

From time to time, we may be involved in litigation or administrative proceedings relating to claims arising out of our normal course of business. As of the date of this offering circular, we are not aware of any pending litigation matters or administrative proceedings.

Properties

We have eight full-service branches as follows:

●	24 West Main Street, Middletown, Maryland (Main Office Branch).

●	803 East Main Street, Middletown, Maryland (Middletown Branch).

●	3848 Jefferson Pike, Jefferson, Maryland (Jefferson Branch).

●	3001 Ventrie Court, Myersville, Maryland (Myersville Branch).

●	6721 Old National Pike, Boonsboro, Maryland (Boonsboro Branch).

●	1101 Professional Court, Hagerstown, Maryland (Hagerstown Branch).

●	13418 Marsh Pike, Hagerstown, Maryland 21742 (Paramount Branch).

●	11337 Buchanan Trail East, Waynesboro, Pennsylvania 17268 (Waynesboro Branch).

All of our branches, except for our Main Office Branch, offer drive-up windows and an ATM machine. In addition, we maintain two additional ATMs in our local community, one at a convenience store in Middletown, Maryland and the other at the Myersville Exxon station in Myersville, Maryland. ATM machines are available 24 hours a day.

We lease our Hagerstown, Paramount, and Waynesboro branches and the Bank owns our remaining five branches. We also lease office space at 498 North Potomac Street in Hagerstown for a credit servicing center and at 480 North Potomac Street in Hagerstown for an operations center.

In addition, Mlend maintains a loan production office in Oakland, Maryland; the Bank sub-leases a portion of this space from Mlend and maintains a loan production/deposit production office at this location. Mlend also leases office space in Middletown, Maryland and Crofton, Maryland.

SUPERVISION AND REGULATION

Community Heritage Financial, Inc. and Middletown Valley Bank are subject to extensive regulation under state and federal banking laws and regulations. These laws and regulations impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not stockholders. The following summary sets forth certain material elements of the regulatory framework applicable to Community Heritage Financial and Middletown Valley Bank. It does not describe all of the provisions of the statutes, regulations and policies that are identified. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by express reference to each of the particular statutory and regulatory provisions. A change in applicable statutes, regulations, or regulatory policy may have a material effect on our business.

Community Heritage Financial, Inc.

Community Heritage Financial is a Maryland corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). We are subject to regulation by the Federal Reserve Board and the Office of Financial Regulation and are required to file periodic reports and any additional information that the Federal Reserve Board and the Office of Financial Regulation may require. The Federal Reserve Board regularly examines the operations and condition of Community Heritage Financial. In addition, the Federal Reserve Board has enforcement authority over Community Heritage Financial, which includes the power to remove officers and directors and the authority to issue cease and desist orders to prevent Community Heritage Financial from engaging in unsafe or unsound practices or violating laws or regulations governing its business. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Under the Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. Under this requirement, Community Heritage Financial in the future could be required to provide financial assistance to Middletown Valley Bank should the Bank experience financial distress. In addition, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board regulations or both. This doctrine is commonly known as the “source of strength” doctrine. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

The Federal Reserve Board must approve, among other things, the acquisition by a bank holding company of control of more than 5% of the voting shares, or substantially all the assets, of any bank or bank holding company or the merger or consolidation by a bank holding company with another bank holding company. In general, the Bank Holding Company Act limits the business of bank holding companies to banking, managing or controlling banks, furnishing services for its authorized subsidiaries, and engaging in activities that the Federal Reserve Board has determined, by order or regulation, to be so closely related to banking and/or managing or controlling banks as to be properly incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to banking include servicing loans, performing certain data processing services, acting as a fiduciary, investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

The Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person, or persons acting in concert, to file a written notice with the Federal Reserve Board before the person or persons acquire direct or indirect “control” of a bank or bank holding company. As a general matter, a party is deemed to control a bank or bank holding company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a bank or bank holding company if the investor owns or controls 10% or more of any class of voting stock and (i) the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 and (ii) no other person owns, controls, or has the power to vote a greater percentage of that class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party’s ownership of Community Heritage Financial were to exceed the above thresholds, the investor could be deemed to “control” Community Heritage Financial for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. The Company is currently exempt from these requirements under current regulations exempting bank holding companies with less than $3.0 billion of total consolidated assets from these requirements. See “—Capital Adequacy Guidelines” for a discussion of the capital adequacy requirements that apply to the Bank. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company’s capital needs, asset quality, and overall financial condition.

The status of Community Heritage Financial as a registered bank holding company under the Bank Holding Company Act does not exempt it from certain federal and state laws and regulations applicable to Maryland corporations generally, including, without limitation, federal and state securities laws.

Middletown Valley Bank

Middletown Valley Bank is a Maryland-chartered bank whose deposit accounts are insured by the Deposit Insurance Fund of the FDIC up to the maximum legal limits, is subject to extensive regulation under state and federal banking laws, and is subject to regulation, supervision, and regular examination by the Office of Financial Regulation and the FDIC. These laws and regulations impose specific requirements and restrictions on virtually all aspects of the Bank’s business and operations, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends, location, and number of branch offices. The laws and regulations that govern the Bank generally have been promulgated to protect depositors and the deposit insurance funds, not stockholders.

The CARES Act and Initiatives Related to COVID-19

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act provides for approximately $2.2 trillion in direct economic relief in response to the public health and economic impacts of the novel coronavirus that causes COVID-19. Many of the CARES Act’s programs are, and remain, dependent upon the direct involvement of financial institutions like the Bank. These programs have been implemented through rules and guidance adopted by federal departments and agencies, including the Federal Reserve Board and other federal bank regulatory authorities, including those with direct supervisory jurisdiction over Community Heritage Financial and Middletown Valley Bank.

On March 11, 2021, the American Rescue Plan Act of 2021 (the “ARP”) was signed into law. The ARP provides for approximately $1.9 trillion in direct economic relief as well as funding for COVID-19 testing, contact tracing, and vaccine deployment. The ARP builds upon many of the measures from the CARES Act and subsequent COVID-19 related legislation. As the situation around the COVID-19 pandemic evolves, Congress and regulatory authorities may pass new legislation or issue new regulations and guidance that may affect the financial condition and operations of Community Heritage Financial and Middletown Valley Bank.

Paycheck Protection Program

A principal provision of the CARES Act amended the loan program of the SBA to create a guaranteed, unsecured loan program, the PPP, to fund operational costs of eligible businesses, organizations, and self-employed persons impacted by COVID-19. These loans are eligible to be forgiven if certain conditions are satisfied and are fully guaranteed by the Small Business Administration. Additionally, loan payments will also be deferred for the first six months of the loan term. The PPP commenced on April 3, 2020 and was available to qualified borrowers through August 8, 2020. No collateral or personal guarantees were required. On December 27, 2020, former President Trump signed into law omnibus federal spending and economic stimulus legislation titled the “Consolidated Appropriations Act, 2021” that included the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (the “HHSB Act”). Among other things, the HHSB Act renewed the PPP, allocating $284.45 billion for both new first time PPP loans under the existing PPP and the expansion of existing PPP loans for certain qualified, existing PPP borrowers. In addition to extending and amending the PPP, the HHSB Act also creates a new grant program for “shuttered venue operators.” As a participating lender in the PPP, we continue to monitor legislative, regulatory, and supervisory developments related thereto.

Financial Institutions Article of the Maryland Annotated Code

The Financial Institutions Article of the Maryland Annotated Code (the “Banking Code”) contains detailed provisions governing the organization, operations, corporate powers, commercial and investment authority, branching rights, and responsibilities of directors, officers, and employees of Maryland banking institutions. The Banking Code delegates extensive rulemaking power and administrative discretion to the Office of Financial Regulation in its supervision and regulation of state-chartered banking institutions. The Office of Financial Regulation may order any banking institution to discontinue any violation of law or unsafe or unsound business practice.

Capital Adequacy Guidelines

Federal regulations require FDIC-insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%; a Tier 1 capital to risk-based assets ratio of 6.0%; a total capital to risk-based assets of 8.0%; and a 4.0% Tier 1 capital to total assets leverage ratio. The Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”) has resulted in a modifications to the existing requirements for community banks, as discussed below.

Currently, there are two main categories of capital under the capital adequacy guidelines. Tier 1 capital generally consists of the sum of common shareholders’ equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock) and, in certain circumstances and subject to certain limitations, minority investments in certain subsidiaries, less goodwill and other non-qualifying intangible assets, and certain other deductions. Tier 2 capital consists of perpetual preferred stock that is not otherwise eligible to be included as Tier 1 capital, hybrid capital instruments, term subordinated debt, and intermediate term preferred stock and, subject to limitations, general allowances for loan losses. Tier 2 capital is limited to the amount of Tier 1 capital. Accumulated other comprehensive income (positive or negative) must be reflected in regulatory capital unless we elect to opt-out from this treatment. Middletown Valley Bank has elected to permanently opt out of this treatment in our capital calculations, as permitted by the final rule.

In addition, subject to a transition schedule, the regulations limit a banking organization’s ability to make capital distributions, engage in share repurchases, and pay certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements. The rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital unless we elect to opt-out from this treatment. Middletown Valley Bank has elected to permanently opt out of this treatment in our capital calculations.

Prompt Corrective Action Regulations

Under federal prompt corrective action regulations, the bank regulatory agencies are authorized and, under certain circumstances, required, to take various “prompt corrective actions” to resolve the problems of any bank subject to their jurisdiction that is not adequately capitalized, as set forth in the next sentence. Pursuant to the Federal Deposit Insurance Corporation Improvement Act the agencies have established five capital tiers for depository institutions: well capitalized; adequately capitalized; undercapitalized; significantly undercapitalized; and critically undercapitalized. Under the prompt corrective action regulations, a bank is considered “well capitalized” if it: (i) has a total risk-based capital ratio of 10% or greater; (ii) a Tier 1 risk-based capital ratio of 8.0% or greater; (iii) a common equity Tier 1 risk-based capital ratio of 6.5% or greater; (iv) a Tier 1 leverage capital ratio of 5.0% or greater; and (v) is not subject to any written order, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Under certain circumstances, a bank regulatory agency may reclassify a well-capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the bank regulatory agency may not reclassify a significantly undercapitalized institution as critically undercapitalized).

As of June 30 ,2022, Middletown Valley Bank was “well capitalized” for this purpose and our capital exceeded all applicable requirements.

The EGRRCPA directs the federal banking regulators to adopt rules creating a “community bank leverage ratio,” consisting of the ratio of tangible equity to average consolidated assets, of between 8.0% and 10.0%. The community bank leverage ratio is currently set at 9.0%. A “qualifying community bank” that exceeds the community bank leverage ratio will be deemed to be in compliance with applicable capital and leverage requirements. Depository institutions (or depository institution holding companies) with total consolidated assets of less than $10 billion will be considered qualifying community banks, provided that the agencies have the ability to determine that a particular institution is not eligible to use the new ratio based on its “risk profile.” At this time, Middletown Valley Bank has elected not to pursue the qualifying community bank designation and calculates its capital ratios in accordance with standard FDIC capital rules.

As an additional means to identify problems in the financial management of depository institutions, the Federal Deposit Insurance Act (“FDIA”) requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure, and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

Deposit Insurance Assessments

The Bank’s deposits are insured by the FDIC generally up to a maximum of $250,000 per account. The FDIC assesses deposit insurance premiums on all insured depository institutions. Under the FDIC’s risk-based assessment system, insured institutions are assigned to risk categories based on supervisory evaluations, regulatory capital levels, and certain other factors. An institution’s assessment rate depends upon the category to which it is assigned, and certain adjustments specified by FDIC regulations, with institutions deemed less risky to the deposit insurance fund paying lower rates. Assessment rates (inclusive of possible adjustments) currently range from 1.5 to 30 basis points of each institution’s total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking. The FDIC’s current system represents a change, required by the Dodd Frank Act, from its prior practice of basing the assessment on an institution’s aggregate deposits. Under the FDIA, the FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Maryland Regulatory Assessment

The Office of Financial Regulation annually assesses state banking institutions to cover the expense of regulating banking institutions. The Bank’s asset size determines the amount of the assessment.

Liquidity

Federal Reserve Board regulations require depository institutions to maintain cash reserves against specified deposit liabilities. The dollar amount of a depository institution’s reserve requirement is determined by applying the reserve ratios specified in the Federal Reserve Board’s Regulation D to an institution’s reservable liabilities (primarily net transaction accounts such as NOW and demand deposit accounts). On December 22, 2020, the Federal Reserve Board issued a final rule that amends Regulation D by lowering the reserve requirement ratios on transaction accounts maintained at depository institutions to 0%. It is currently unclear whether the reduction of the reserve requirements on transaction accounts is permanent and any potential impact of such on Middletown Valley Bank’s lending activities is also unclear.

Required reserves must be maintained in the form of either vault cash, an account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board. Pursuant to the Emergency Economic Stabilization Act of 2008, the Federal Reserve Banks pay interest on depository institutions’ required and excess reserve balances. The interest rate paid on required reserve balances is currently the average target federal funds rate over the reserve maintenance period. The rate on excess balances will be set equal to the lowest target federal funds rate in effect during the reserve maintenance period.

Middletown Valley Bank is in compliance with its reserve requirements.

Loans-to-One-Borrower Limitation

With certain limited exceptions, a Maryland banking institution may lend to a single or related group of borrowers an amount equal to 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. Middletown Valley Bank is in compliance with these requirements.

Community Reinvestment Act and Fair Lending Laws

The Bank is required to comply with the Community Reinvestment Act (“CRA”) regardless of its capital condition. The CRA requires that, in connection with its examinations of the Bank, the FDIC evaluate the record of the Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in, among other things, evaluating mergers, acquisitions, and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Middletown Valley Bank has a CRA rating of “Satisfactory.”

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, the Department of Housing and Urban Development, and the Department of Justice, and in private civil actions by borrowers.

Transactions with Affiliates and Insiders

Federal law imposes restrictions on certain transactions between banks and their insiders and affiliates. Under federal law, section 22(h) of the Federal Reserve Act and the Federal Reserve Board’s Regulation O govern extensions of credit made by a bank to its directors, executive officers, and principal shareholders (“insiders”). Among other things, these provisions require that extensions of credit to insiders be made on terms that are substantially the same as and follow credit underwriting procedures that are not less stringent than those prevailing for comparable transactions with, unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features. Further, such extensions may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank’s capital. Extensions of credit in excess of certain limits must be also be approved by the board of directors.

Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board’s Regulation W limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and surplus and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such bank’s capital stock and surplus. An affiliate of a bank is generally any company or entity that controls, is controlled by, or is under common control with the bank. In a holding company context, the parent bank holding company and any companies that are controlled by such parent holding company are affiliates of the bank. The term “covered transaction” includes the making of loans, purchase of assets, issuance of guarantees, and other similar transactions. In addition, loans or other extensions of credit by the bank to an affiliate are required to be collateralized in accordance with regulatory requirements, and the bank’s transactions with affiliates must be consistent with safe and sound banking practices and may not involve the purchase by the bank of any low-quality asset from an affiliate. Section 23B of the Federal Reserve Act applies to covered transactions as well as certain other transactions between a bank and its affiliates and Section 23B and Regulation W require that all such transactions be on terms substantially the same, or at least as favorable, to the bank as those provided to non-affiliates. Regulation W generally excludes a bank subsidiary from treatment as an affiliate unless the subsidiary is a depository institution, a financial subsidiary, directly controlled by an affiliate or controlling shareholder of the bank, or unless the Federal Reserve Board or other appropriate federal regulator determines by regulation or order to treat the subsidiary as a bank affiliate.

We may enter into banking transactions with our directors and executive officers and the business and professional organizations with which they are associated in the ordinary course of business. All such loans and loan commitments are made in accordance with all applicable laws.

Standards for Safety and Soundness

Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Anti-Money Laundering and OFAC

Under federal law, financial institutions must maintain anti-money laundering programs that include: established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations, and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

The Office of Foreign Assets Control, or OFAC, is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC sends bank regulatory agencies lists of persons and organizations suspected of aiding, harboring, or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If the Bank finds a name on any transaction, account, or wire transfer that is on an OFAC list, it will be required to freeze such account, file a suspicious activity report, and notify the appropriate authorities.

Consumer Protection Laws

Middletown Valley Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy. These laws include the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, and various state law counterparts. Further, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) established the Consumer Financial Protection Bureau (the “CFPB”), which has the responsibility for making rules and regulations under the federal consumer protection laws relating to financial products and services. The CFPB also has a broad mandate to prohibit unfair, deceptive, or abusive acts and practices and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms. Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines, and other penalties. The FDIC examines the Bank for compliance with CFPB rules and enforces CFPB rules with respect to the Bank.

In addition, federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, a financial institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Further, under the “Interagency Guidelines Establishing Information Security Standards,” banks must implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer information. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

The Dodd-Frank Act

The Dodd-Frank Act, enacted in 2010, has had and will continue to have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, including the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector.

The following items provide a brief description of certain provisions of the Dodd-Frank Act.

●	Mortgage loan origination and risk retention. The Dodd-Frank Act imposed new standards for mortgage loan originations on all lenders, including banks, in an effort to require lenders to improve their credit underwriting standards and verify a borrower’s ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be not less than 5% but could be increased or decreased by regulation.

●	Enhanced lending limits. The Dodd-Frank Act strengthened the limits on a depository institution’s credit exposure to one borrower. Federal banking law limits a depository institution’s ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expanded the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Failure to comply with the regulatory requirements flowing from the Dodd-Frank Act or any future changes thereto may negatively impact our business, prospects, results of operations, and financial condition.

Other Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

●	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

●	Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

●	Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

●	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

●	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

●	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

●	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The Bank’s operations also are subject to the:

●	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

●	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

●	Check Clearing for the 21st Century Act, which gives substitute checks, such as digital check images and copies made from that image, the same legal standing as the original paper check;

●	Truth in Savings Act;

●	USA PATRIOT Act, which requires financial institutions to, among other things, establish broadened anti-money laundering compliance programs and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the OFAC regulations; and

●	Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to opt out of the sharing of certain personal financial information with unaffiliated third parties.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments, and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks, and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section is intended to help potential investors understand our financial performance through a discussion of the factors affecting our financial condition at December 31, 2021. This section should be read in conjunction with our financial statements and the notes to our financial statements that appear at the end of this offering circular.

Overview

We operate a general commercial banking business, accepting deposits and making loans and investments.

Our results of operations depend mainly on our net interest income, which is the difference between the interest income we earn on our loan and investment portfolios and the interest expense we pay on deposits and borrowings. Results of operations are also affected by provisions for loan losses, non-interest income, and non-interest expenses. Our non-interest expenses consists primarily of compensation and employee benefits, as well as office occupancy and equipment, data processing, deposit insurance, and other operating expenses.

Our operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies, and actions of regulatory authorities. Future changes in applicable laws, regulations, or government policies may materially affect our financial condition and results of operations. See “Risk Factors” beginning on page 10.

The COVID-19 Pandemic

The COVID-19 pandemic in the U.S. has had a complex and significant adverse impact on the economy, the banking industry, and the Company, which may continue in future fiscal periods depending on the trajectory of the pandemic, all subject to a high degree of uncertainty.

The U.S. and state governments reacted to the outbreak of the pandemic by issuing shelter-at-home orders and requiring that non-essential businesses be closed to prevent the spread of the virus. The health crisis quickly turned into an economic crisis resulting in guidance and mandates regarding foreclosures and repossessions and accounting and regulatory changes designed to encourage banks to work with customers suffering detrimental financial impacts from the pandemic and/or the measures taken to combat it.

Although states, including Maryland, have eased many of the previously-imposed COVID-19 restrictions, including stay-at-home orders and the required closure of non-essential businesses, and many individuals have been vaccinated, there are still a significant number of active infections throughout the country, including in Maryland, and individuals continue to become infected. As a result, it is possible that states, including Maryland, will re-implement some or all of the COVID-19 related restrictions that have been lifted and again require some or all non-essential businesses to close or drastically alter their business operations, which could have a material adverse impact on our customers and, thus, our financial condition and results of operations.

We participated in the PPP, making an aggregate of 904 loans for a total of $99.4 million through December 31, 2021, with a remaining balance of $13.3 million at that date reflecting $86.1 million in PPP loans that had been granted forgiveness at December 31, 2021. Our participation in the PPP program resulted in $2.8 million and $1.6 million in interest and fee income in 2021 and 2020, respectively, and generated additional loan and deposit relationships as PPP customers working with us for the first time in the context of their PPP loans wound up opening deposit accounts and taking out other loans with us. Our participation in the PPP also raised the Bank’s profile in the local business community, which we believe led to additional loan and deposit relationships even among persons that did not participate in the PPP.

Summary of Recent Performance

The following highlights certain changes in financial position and results of our operations for the year ended December 31, 2021:

●	Net loans (including loans held for sale) grew during the year ended December 31, 2021, by $45.3 million, or 8.0%, to $609.4 million.

●	Total deposits grew during the year ended December 31, 2021, by $137.1 million, or 22.9%, to $736.7 million.

●	Our net interest income increased $4.5 million, or 23.1%, to $24.2 million for the year ended December 31, 2021, compared to the year ended December 31, 2020.

●	Our provision for loan losses was $3.1 million for the year ended December 31, 2021, a decrease of $174 thousand, or 5.3%, from 2020.

●	Our net income increased $1.9 million, or 45.7%, to $6.0 million for the year ended December 31, 2021, compared to the year ended December 31, 2020.

●	Our net interest margin increased to 3.32% for the year ended December 31, 2021, compared to 3.16% for the year ended December 31, 2020.

●	Book value per share and tangible book value per share both increased by $1.78 in 2021, or 7.6% and 7.8%, respectively, to $25.30 and $24.56, respectively, at December 31, 2021, from $23.52 and $22.78, respectively, at December 31, 2020.

●	Credit quality remained strong, with non-performing assets at 0.26% of total assets at December 31, 2021, a slight increase from 0.15% at December 31, 2020.

●	Return on average assets (“ROAA”) and return on average common equity (“ROAE”) were 0.80% and 10.86%, respectively, for the year ended December 31, 2021, compared to ROAA and ROAE of 0.64% and 8.08%, respectively, for the year ended December 31, 2020.

●	Our efficiency ratio (operating expenses divided by total income – generally considered a measurement of effective spending as it measures how much revenue every dollar of spending produces) decreased to 64.19% for the year ended December 31, 2021, from 69.74% for the year ended December 31, 2020.

Balance Sheet Analysis and Comparison of Financial Condition at December 31, 2021 and December 31, 2020

General. Our total assets increased $129.7 million, or 18.9%, to $817.9 million at December 31, 2021, from $688.2 million at December 31, 2020. Balance sheet growth was driven by a $71.6 million, or 98.8%, increase in securities available for sale, loan growth of $51.5 million (excluding loans held for sale), which includes $13.3 million in PPP loans, primarily funded by core deposit (which excludes brokered deposits) growth of $136.9 million, and, to a lesser extent, a $12.5 million, or 43.3%, increase in cash and due from banks, partially offset by a $7.2 million, or 57.0%, decrease in loans held for sale. In addition, deposits increased by $137.1 million, or 22.9%, borrowings, other than our subordinated debt, decreased by $6.7 million to $1.9 million, and other liabilities decreased by $4.4 million, or 46.7%, at December 31, 2021 compared to December 31, 2020.

Loans. Total gross loans (excluding loans held for sale) increased to $610.5 million, constituting 74.6% of total assets, at December 31, 2021, compared to $559.0 million, constituting 81.2% of total assets, at December 31, 2020, an increase of $51.5 million, or 9.2%. This increase was due to growth in commercial real estate loans of $27.8 million, or 11.3%, and residential real estate loans of $27.7 million, or 20.5%, during 2021, partially offset by a $5.5 million, or 3.1%, decrease in commercial and industrial loans, which is partially attributable to $36.8 million in forgiven PPP loans during 2021. Loan originations of $317 million during the year ended December 31, 2021, were offset by scheduled payments and prepayments of $228.7 million as well as PPP loan forgiveness of $36.8 million.

Loans held for sale decreased $7.2 million to $5.4 million at December 31, 2021, from $12.6 million at December 31, 2020. The 57.0% decrease in loans held for sale year over year was the result of the lower volume of mortgage loans originated for sale in the secondary market during 2021 compared to 2020. This was primarily a result of the supercharged real estate market that emerged following the commencement of the COVID-19 pandemic in 2020, which created unusual demand for residential mortgage loans that, while still higher than prior to the pandemic, moderated during 2021, particularly during the fourth quarter.

Loan Portfolio Maturity. The following tables summarize the scheduled repayments of our loan portfolio and set forth the scheduled repayments of fixed and adjustable rate loans in our portfolio at December 31, 2021.

	As of
	December 31,
	2021	2020

Commercial real estate
One year or less	$23,734,556	$15,704,642
After one year through five years	158,124,899	151,599,857
After five years though fifteen years	52,329,700	52,466,264
After fifteen years	39,135,970	25,790,583

Residential real estate
One year or less	5,004,334	8,936,381
After one year through five years	44,500,182	36,067,034
After five years though fifteen years	14,218,553	13,567,316
After fifteen years	99,347,071	76,782,023

Commercial and industrial
One year or less	32,770,211	81,624,067
After one year through five years	89,534,584	60,987,700
After five years though fifteen years	37,632,861	27,462,656
After fifteen years	11,789,943	7,115,888

Consumer
One year or less	464,724	355,895
After one year through five years	331,872	421,236
After five years though fifteen years	12,935	14,194
After fifteen years	0	0

Total Gross Loans	$608,932,395	$558,895,736

Net deferred loan costs	1,569,086	70,852
Allowance for loan losses	(6,499,690)	(7,480,190)
Total net loans	$604,001,791	$551,486,398

	As of
	December 31,
	2021	2020

Commercial real estate
Fixed rate	$200,409,931	$189,018,942
Variable rate	72,915,194	56,542,404
Residential real estate
Fixed rate	68,500,770	64,228,393
Variable rate	94,569,370	71,124,361
Commercial and industrial
Fixed rate	99,369,901	117,100,700
Variable rate	72,357,698	60,089,611
Consumer
Fixed rate	416,155	484,365
Variable rate	393,376	306,960

Total gross loans
Fixed rate	$368,696,757	$370,832,401
Variable rate	240,235,638	188,063,335
Total gross loans	$608,932,395	$558,895,736

Net deferred loan costs	1,569,086	70,852
Allowance for loan losses	(6,499,690)	(7,480,190)
Total net loans	$604,001,791	$551,486,398

Investment Securities Portfolio. Our investment securities portfolio at December 31, 2021 included U.S. government agency securities, mortgage-backed securities, securities issued by municipalities, and corporate bonds, all of which are classified as available-for-sale. Our securities portfolio increased $71.6 million, or 98.9%, to $144.0 million at December 31, 2021 from $72.4 million at December 31, 2020. We purchased $102.5 million in securities in 2021 compared to $77.2 of such purchases during 2020. The Company increased its purchases of investment securities year over year to reduce excess cash on the balance sheet and generate a higher yield on funds.

The amortized cost and estimated fair value of debt securities at December 31, 2021, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2021
			After one		After five
	One year or less		through five years		through ten years		After ten years		Total
		Weighted		Weighted		Weighted		Weighted		Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield
U.S. Government
Agencies	$—	0.00%	$2,000,000	0.50%	$3,520,714	1.08%	$—	0.00%	$5,520,714	0.87%
Treasuries	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Mortgage-backed	—	0.00%	—	0.00%	5,013,280	0.94%	78,499,578	1.38%	83,512,859	1.35%
Municipals	654,767	2.48%	403,578	3.31%	2,796,853	1.70%	31,778,321	2.00%	35,633,519	2.00%
Corporates	—	0.00%	1,583,805	1.55%	19,001,099	2.91%	—	0.00%	20,584,904	2.81%
	654,767	2.48%	$3,987,383	1.20%	$30,331,947	2.26%	$110,277,899	1.56%	$145,251,996	1.71%

All of our mortgage-backed securities were issued by U.S. government agencies or government-sponsored enterprises, excluding $215 thousand and $386 thousand in market value of collateralized mortgage obligations at December 31, 2021 and December 31, 2020, respectively.

Gains on sales of securities available for sale totaled $178 thousand and $750 thousand during the years ended December 31, 2021 and 2020, respectively.

Deposits. We accept deposits primarily from the areas in which our branches and offices are located. We have consistently focused on building broader customer relationships and targeting small business customers to increase our core deposits. We also rely on our customer service to attract and retain deposits. We offer a variety of deposit products with a range of interest rates and terms. Customer deposits have historically provided us with a sizeable source of relatively stable and low-cost funds to support asset growth. Our deposit accounts consist of commercial and retail checking accounts, savings accounts, certificates of deposit, money market accounts, and individual retirement accounts. We utilize brokered deposits to cover funding gaps due to the timing of deposit growth and to match fund loans with longer maturities. At December 31, 2021, brokered deposits totaled $246 thousand compared to $8.8 million at December 31, 2020 (brokered deposits exclude insured cash sweeps and certificate of deposit account registry service (CDARS) deposits of $70.0 million and $55.5 million, respectively, at December 31, 2021 and December 31, 2020). It should be noted that the Company took a proactive stance to strengthen on-balance sheet liquidity at the onset of the pandemic by adding Federal Home Loan Bank of Atlanta (“FHLBA”) advances and additional brokered deposits to the balance sheet during 2020. The year-over-year decrease in brokered deposits represents the final block of brokered deposit under that strategy, which deposits matured in March 2021, bringing our brokered deposits more in line with historical norms. For comparison purposes, brokered deposits totaled $232 thousand at December 31, 2019.

Our deposits increased by $137.1 million, or 22.9%, to $736.7 million at December 31, 2021, compared to $599.6 million at December 31, 2020, reflecting increases of $62.0 million, or 15.4%, in interest-bearing deposits and $75.1 million, or 38.1%, in non-interest-bearing deposits. The increase in interest-bearing deposits was primarily the result of a $41.2 million, or 25.8%, increase in money market accounts, as well as increases of $22.2 million and $12.9 million in NOW accounts and savings accounts, respectively, partially offset by a $14.3 million, or 14.0%, decrease in time deposits, at December 31, 2021 compared to December 31, 2020. Deposits increased during 2021 due to new deposit accounts being opened by our new commercial loan customers, including those resulting from our participation in the PPP, and growth in retail (consumer) accounts. Time deposits decreased year over year primarily as a result of the maturity of approximately $8.6 million of brokered deposits during 2021, as discussed above, and the migration of funds from the non-renewal of other time deposits that matured during the year to money market accounts.

Our uninsured deposits were $159.6 million and $112.9 million at December 31, 2021 and 2020, respectively. The following table sets forth the maturity of our time deposits that are in excess of the FDIC insurance limit or are otherwise uninsured at December 31, 2021.

FDIC Uninsured CD Maturities
<3 Months to Maturity	8	$ 1,075,608	11.74%
3 to 6 Months to Maturity	4	359,972	3.93%
6 to 12 Months to Maturity	13	3,783,602	41.31%
Over 12 Months to Maturity	32	3,940,012	43.02%
Total CDs	57	$ 9,159,194	100.00%

We review and update interest rates paid, maturity terms, service fees, and withdrawal penalties on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements, anticipated short term loan demand, and our deposit growth goals.

Borrowings (Other than Subordinated Debt). Customer deposits remain the primary source we utilize to meet funding needs, but we supplement our deposits as a funding source with borrowings as necessary. Borrowings were $1.9 million and $8.6 million at December 31, 2021 and December 31, 2020, respectively, which consisted of Mlend’s draws on warehouse lines of credit maintained at other financial institutions. The decrease in outstanding borrowings is a direct result of the decrease in the amount of loans held for sale, which was $5.4 million at December 31, 2021, compared to $12.6 million at December 31, 2020. Borrowings are used by Mlend to support loans held for sale during the period between origination and sale to an investor, which is generally about two weeks.

Other Liabilities. Other liabilities decreased $4.4 million from $9.5 million at December 31, 2020 to $5.1 million at December 31, 2021. This decrease was primarily a result of $3.6 million of mortgage-backed securities that we had purchased, but the settlement of which had not settled as of December 31, 2020, and was reflected on the balance sheet as a liability at such date.

Average Balances and Yields

The following tables set forth average balance sheets, average yields, and rates, on a taxable-equivalent basis, and certain other information for the years ended December 31, 2021 and 2020. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of net deferred costs, discounts, and premiums that are amortized or accreted to interest income.

		For the Twelve Months Ended
		December 31, 2021			December 31, 2020
			Interest	Average		Interest	Average
		Average	Income/	Yields/	Average	Income/	Yields/
		Balance	Expense	Rates	Balance	Expense	Rates

	Assets
(4)	Loans, net	$578,702,802	$25,191,432	4.35%	$511,284,878	$22,704,614	4.44%
	Loans, net excluding PPP loans	542,667,122	22,406,099	4.13%	468,139,388	21,146,051	4.52%

	Loans held for sale	8,300,443	219,726	2.65%	8,534,702	259,177	3.04%
	Securities	99,322,743	1,729,910	1.74%	59,033,099	1,138,478	1.93%
	FHLB stock	382,673	15,267	3.99%	627,587	29,445	4.69%
	Other interest-earning deposits	42,013,555	42,005	0.10%	42,483,089	123,282	0.29%
	Total interest-earning assets	728,722,216	27,198,340	3.73%	621,963,355	24,254,996	3.90%

	Less: Allowance for loan losses	6,633,586			5,222,056
	Other Assets	25,623,409			23,265,707
	Total assets	747,712,039			$640,007,006

	Liabilities and Shareholder Equity
	Savings accounts	77,735,205	9,789	0.01%	63,491,660	21,734	0.03%
	Money market accounts	177,829,948	257,481	0.14%	140,945,676	876,810	0.62%
	NOW accounts	84,036,410	313,022	0.37%	65,159,682	405,873	0.62%
	Certificate of deposits	88,129,360	1,254,140	1.42%	119,123,173	2,107,573	1.77%
	Interest-bearing deposits	$427,730,923	$1,834,432	0.43%	$388,720,191	$3,411,990	0.88%
	Borrowings	4,145,014	135,937	3.28%	7,236,594	160,301	2.22%
	Subordinated debt, net	14,705,351	952,197	6.48%	14,615,582	947,409	6.48%
	Total interest-bearing liabilities	446,581,288	2,922,566	0.65%	410,572,367	4,519,700	1.10%

	Non-interest-bearing demand deposits	237,649,898			170,539,795
	Other Liabilities	8,095,982			7,789,000
	Total Liabilities	692,327,168			588,901,162

	Shareholders equity	55,384,871			51,105,844
	Total Liabilities & Shareholders Equity	$747,712,039			$640,007,006

	Net interest income (taxable equivalent basis)		$24,275,774			$19,735,296
(5)	Less: Taxable equivalent		101,672			93,705
	Net interest income		$24,174,102			$19,641,590

(3)	Net interest income and margin (taxable equivalent basis)		$24,275,774	3.33%		$19,735,296	3.17%
(2)	Net interest-earning assets	$282,140,928			211,390,988
(1)	Net interest spread			3.08%			2.80%

(1)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2)	Net interest-earning assets represents total average interest-earning assets less average interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Loan interest income for the year 2021 includes $2.79 million and 2020 includes $1.56 million in PPP loan interest and fees.
(5)	Tax equivalent interest income on eligible loan and investment income is calculated using a 21% Federal tax rate and an 8.25% effective Maryland tax rate.

Rate/Volume Analysis

The following tables present the impact of the change in volumes and rates on our net interest income for the year ended December 31, 2021 compared to the year ended December 31, 2020. The volume column shows the impact attributable to changes in volume (change in volume multiplied by prior rate), the rate column shows the impact attributable to changes in rate (change in rate multiplied by prior volume), and the rate/volume column shows the impact attributable to changes in rate and volume (change in rate multiplied by change in volume).

	For the Twelve Months Ended December 31,
	2021 vs 2020
	Increase (Decrease) Due to
			Rate/	Total Increase
	Volume	Rate	Volume	(Decrease)
Interest Income from:
Loans	$2,993,826	(447,943)	(59,066)	2,486,817
Loans held for sale	(7,114)	(33,250)	913	(39,451)
Investment securities	777,003	(110,295)	(75,276)	591,432
FHLB Stock	(11,491)	(4,407)	1,720	(14,178)
Interest earning deposits	(1,363)	(80,807)	893	(81,277)
Total interest income	3,750,861	(676,702)	(130,816)	2,943,343

Interest expense on:
Savings accounts	4,876	(13,739)	(3,082)	(11,945)
Certificates of deposit	(548,354)	(412,370)	107,292	(853,433)
Money market accounts	229,454	(672,734)	(176,049)	(619,329)
Now accounts	117,581	(163,164)	(47,268)	(92,851)
Total interest-bearing accounts	(196,443)	(1,262,007)	(119,107)	(1,577,558)

Interest expense on:
Borrowings	(68,483)	77,026	(32,907)	(24,364)
Subordinated Debt	5,819	(1,025)	(6)	4,788
Total Borrowings	(62,664)	76,001	(32,913)	(19,576)

Total interest expense	(259,107)	(1,186,006)	(152,020)	(1,597,134)

Change in tax equivalent net interest income	$4,009,969	509,304	21,204	4,540,477

Comparison of Results of Operations for the Year Ended December 31, 2021 and 2020

General. For the year ended December 31, 2021, we realized net income of $6.0 million, compared to net income of $4.1 million for the year ended December 31, 2020, an increase of $1.9 million or 45.7%. This increase was primarily attributable to an increase in net interest income, partially offset by a decrease in non-interest income and increases in non-interest expenses and income tax expense.

Net Interest Income. Net interest income increased $4.5 million, or 23.1%, to $24.2 million for the year ended December 31, 2021, compared to $19.6 million for the year ended December 31, 2020, as a result of an increase in interest income and a decrease in interest expense. Total interest income increased $2.9 million, or 12.1%, and total interest expense decreased $1.6 million, or 35.3%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. Average interest-earning assets were $728.7 million for the year ended December 31, 2021, an increase of $106.8 million, or 17.2%, from $622.0 million for the year ended December 31, 2020. Average interest-bearing liabilities were $446.6 million for the year ended December 31, 2021, an increase of $36.0 million, or 8.8%, from $410.6 million for the year ended December 31, 2020.

Interest Income. Total interest income increased $2.9 million, or 12.1%, to $27.1 million for the year ended December 31, 2021, from $24.2 million for the year ended December 31, 2020, due primarily to a $2.5 million, or 10.7%, increase in interest and fees on loans, from $23.0 million for the year ended December 31, 2020 to $25.4 million for the year ended December 31, 2021. Interest income and fees on loans increased due to higher average balances for our portfolio loans during 2021 compared to the prior year, partially offset by a nine basis point decrease in the average yield on such loans and, to a lesser extent, by changes in the mix of our loans. Average portfolio loans increased approximately $67.4 million, or 13.2%, to $578.7 million during the year ended December 31, 2021, from $511.3 million during the year ended December 31, 2020. This increase was attributable to increases in our commercial real estate and residential real estate loan portfolios, partially offset by a slight (3.1%) decrease in our commercial and industrial loans. The average yield on portfolio loans declined to 4.35% while the average yield on our total interest-earning assets declined to 3.73% for the year ended December 31, 2021, from 4.44% and 3.90%, respectively, for the year ended December 31, 2020, primarily as a result of the origination of new residential, commercial and industrial, and commercial real estate loans at lower interest rates than our existing portfolio of such loans. Interest rates on loans continued to be significantly impacted by the reduction in the federal funds target rate, as discussed above, during 2020, which resulted in a decrease in interest rates generally. The change in the mix of our interest-earning assets also negatively impacted interest income in 2021 as the average balance of our securities, which had the second-lowest average yield of all our asset classes in both 2021 and 2020 (second only to interest-earning deposits at other financial institutions), increased to 13.6% of our total average interest-earning assets during 2020 from 9.5% the year before, and our portfolio loans, which had the highest and second-highest average interest rate in 2021 and 2020, respectively (second only to our Federal Home Loan Bank stock in 2020, which constituted 0.1% or less of our average interest-earning assets and therefore did not meaningfully contribute to interest income in either year), decreased from 82.2% of our total average interest-earning assets during 2020 to 79.4% during 2021. The impact of the decrease in average rates paid on our loans and the change in the mix of our interest-earning assets, however, was more than offset by the increase in the average balance of our loans and our interest-earning assets generally.

A $579 thousand, or 54.0%, increase in interest on our securities also contributed to the increase in interest income. The increase in interest income on our securities was the result of a $40.3 million, or 68.2%, increase in the average balance of our securities as a result of additional securities purchases to increase yield on excess funds on the balance sheet during 2020, partially offset by a 19 basis point decrease in the average yield on such securities, during the year ended December 31, 2021 compared to the year ended December 31, 2020.

Please see “—Average Balances and Yields” and “—Rate/Volume Analysis” for more detailed information regarding the impact of changes in average balances and yields on our net interest income.

Interest Expense. Total interest expense, which consists of interest paid on deposits, subordinated debt, and other borrowings, decreased by $1.6 million, or 35.3%, to $2.9 million for the year ended December 31, 2021 from $4.5 million for the year ended December 31, 2020. The decrease in interest expense was due almost entirely to a $1.6 million, or 46.2%, decrease in interest paid on deposits.

Interest expense on deposits decreased as a result of a decrease in the average interest rate we paid on interest-bearing deposits and, to a lesser extent, a change in the mix of our deposits, partially offset by an increase in the average volume of interest-bearing deposits. The average interest rate we paid on interest-bearing deposits decreased 45 basis points, or 51.1%, to 0.43% during the year ended December 31, 2021 from 0.88% during the year ended December 31, 2020, as we continued to lower the interest rates paid on interest-bearing deposits in response to the lower prevailing competitive market rates starting in late February 2020 and that continued through 2021. The change in the mix of our deposits also contributed to the decrease in interest expense, as certificates of deposit, our deposit category with the highest interest rate, decreased to 20.6% of the average balance of our interest-bearing deposits during the year ended December 31, 2021, from 30.6% during the year ended December 31, 2020. These decreases were partially offset by a $39.0 million, or 10.0%, increase in the average balance of our interest-bearing deposits, to $427.7 million during the year ended December 31, 2021 from $388.7 million during the year ended December 31, 2020, reflecting increases across all other deposit types (i.e. other than certificates of deposit).

Provision for Loan Losses. We establish a provision for loan losses, which is a charge to earnings, in order to maintain the allowance for loan losses at a level we consider adequate to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for loan losses, management considers past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan, and the levels of nonperforming loans. The amount of the allowance is based on estimates and actual losses may vary from such estimates as more information becomes available or economic conditions change. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as circumstances change as more information becomes available. The allowance for loan losses is assessed on a monthly basis and provisions are made for credit losses as required in order to maintain the allowance. See Note 1 to the consolidated financial statements contained herein for additional information regarding the calculation of the allowance for loan losses.

We recorded a provision for loan losses of $3.1 million for the year ended December 31, 2021, compared to $3.3 million for the year ended December 31, 2020, a decrease of $174 thousand or 5.3%. The slightly lower provision for 2021 reflects management’s consideration of the effects of the COVID-19 pandemic on the economy and expectations regarding the continuing impact of the pandemic on our customers’ ability to meet their financial obligations, particularly compared to the year ended December 31, 2020. Specifically, the unemployment rate decreased significantly during 2021, businesses had started to recover from the effects of the pandemic, and housing prices in our market area had continued to increase during the year. These positive developments were, however, offset by a $4.5 million charge-off to the allowance during 2021, as further discussed under “—Allowance for Loan Losses” below.

The provision that was recorded in 2021 was sufficient, in management’s judgment, to bring the allowance for loan losses to a level that reflects the losses inherent in our loan portfolio relative to loan mix, economic conditions, and historical loss experience. Management believes, to the best of its knowledge, that all known losses as of the balance sheet dates have been recorded. However, although management uses the best information available to make determinations with respect to the provisions for credit losses, additional provisions for credit losses may be required to be established in the future should economic or other conditions change substantially. In addition, as an integral part of their examination process, the Office of Financial Regulation and the FDIC periodically review the allowance for loan losses. The Office of Financial Regulation and the FDIC may require us to recognize additions to the allowance based on their analysis of information available to them at the time of their examination.

Non-interest Income. Non-interest income consists of service charges on deposit accounts, gains on sale of securities available for sale, gains on sale of fixed assets, gains on sale of loans, other secondary market income, earnings on bank owned life insurance, and other non-interest income, which consists primarily of merchant services income, check card income, and ATM service charges.

Non-interest income decreased by $1.3 million, or 15.2%, to $7.0 million during the year ended December 31, 2021 from $8.3 million for the year ended December 31, 2020, primarily as a result of decreases in other secondary market income, gain on sale of securities, and other non-interest income, partially offset by increases in all other categories of non-interest income, primarily gain on sale of loans and service charges on deposits. Other secondary market income, which consists of third-party origination, documentation, and closing fees, decreased $729 thousand, or 71.6%, to $289 thousand during the year ended December 31, 2021, compared to $1.0 million during the prior year, consistent with the decreased volume of loans sold into the secondary market during 2021 compared to 2020. Gain on sale of securities was $178 thousand during the year ended December 31, 2021, on $14.0 million in strategic security sales during 2021 compared to $750 thousand on $31.5 million in strategic security sales during the year ended December 31, 2020. Other non-interest income decreased $230 thousand, or 21.9%, to $818 thousand for the year ended December 31, 2021 compared to $1.0 million during the year ended December 31, 2020, primarily as a result of a $767 thousand decrease in derivative gains in the form of interest rate locks on mortgage loans held for sale to the secondary market.

Gain on sale of loans resulting from secondary market mortgage sales increased $153 thousand, or 3.3%, to $4.8 million during the year ended December 31, 2021, as a result of the higher dollar volume of loans closed and sold during 2021. Service charges on deposits increased $87 thousand, or 13.4%, to $735 thousand during the year ended December 31, 2021, primarily as a result of increased volume resulting from new deposit accounts as well as COVID-19 fee waivers that we granted for a couple of months during 2020, which we did not grant in 2021.

Non-interest Expense. Non-interest expenses consist of all other expenses incurred in operating the Bank other than interest expense. Non-interest expenses consist of salaries and employee benefits, occupancy and equipment, data processing, legal and professional fees, advertising, FDIC insurance premiums, other intangible amortization, and other non-interest expenses, which consist primarily of audit, accounting, and directors’ fees, and gain or loss on sale of other real estate owned. Non-interest expenses increased $953 thousand, or 5.0%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. Most of the increase in non-interest expenses was the result of increases in salaries and employee benefits, data processing, FDIC insurance premiums, and other non-interest expenses.

Salaries and employee benefits increased $299 thousand, or 2.7%, from $11.1 million for the year ended December 31, 2020 to $11.4 million for the year ended December 31, 2021, as a result of routine salary increases and benefit expenses. Data processing expense was also a significant contributor to the increase in total non-interest expense and increased $278 thousand, or 14.0%, year over year. The increase was a result of the balance sheet growth along with communications and network upgrades and a new outsourced core system contract.

In addition, FDIC insurance premiums increased $161 thousand, or 59.1%, and other non-interest expenses increased $149 thousand, or 8.4%, during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in FDIC insurance premiums was the result of the growth in deposits. The increase in other non-interest expenses was primarily attributable to losses on derivatives totaling $309 thousand for the year ended December 31, 2021 compared to $8 thousand for the year ended December 31, 2020.

Income Tax Expense. Income tax expense for the year ended December 31, 2021 was $2.2 million compared to $1.6 million for the year ended December 31, 2020, primarily as a result of the $2.5 million increase in our income before taxes for 2021 compared to 2020.

Nonperforming and Problem Assets

Our loan operations department generates a list of past due loans each day indicating the number of days late for each such loan. Customers are sent a reminder notice either 10 or 15 days (depending on their loan terms) after they miss their payment due date, and if they do not respond to such notice, we call them to follow up several days later. We make follow-up calls to past due customers based upon when the customer stated they would make a payment. Customers receive additional delinquency notices at 30 and 45 days past due, followed by phone calls until the loan is 60 days past due. At the 60-day mark, the account is turned over to the Bank’s attorney and collection efforts continue through our attorney only. We start foreclosure proceedings once a customer is 90 days past due.

Management performs reviews of all delinquent loans and our loan officers contact customers to attempt to resolve potential credit issues in a timely manner. When in the best interests of the Bank and the customer, we will modify a loan in a troubled debt restructuring (“TDR”) with respect to a particular loan, whereby, for economic or legal reasons related to a borrower’s financial condition, we may grant a concession to the borrower that we would not otherwise consider, which may include rate reductions, principal forgiveness, payment forbearance, and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. When not possible, we seek to aggressively move loans through the legal and foreclosure process within applicable legal constraints.

Loans are placed on non-accrual status if management has reasonable doubt as to the full, timely collection of principal or interest on the loan in accordance with the loan’s contractual terms, even though the loan is currently performing, or when payment of principal or interest on the loan is 90 days or more past due.

When a loan is placed on nonaccrual status, unpaid accrued interest is fully reversed and further income, if any, is recognized only to the extent received and where the future collection of loan principal is probable. The loan may be returned to accrual status if the loan is brought current as to both interest and principal, has performed in accordance with the contractual terms for a reasonable period of time, and when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest.

We may partially charge-off loans at 120 days past due.

There were no loans 90 days or more past due and still accruing at December 31, 2021 and 2020.

Troubled Debt Restructurings. TDRs are classified as non-performing assets and are considered to be impaired. TDRs remain so classified until the borrower has made at least six consecutive payments based on the contractual terms of their modified loan and the payment timeframe crosses a calendar year. At that time, the loan may revert to performing status based on management’s evaluation and determination in accordance with the regulatory definition of a TDR.

Two loans with an aggregate balance of $945 thousand were modified and classified as a TDR during the year ended December 31, 2021. We continued to accrue interest on one loan in the amount of $754 thousand but not on the other.

There was one new modification during the year ended December 31, 2020, for a loan in the amount of $102 thousand. There were no TDRs that subsequently defaulted within 12 months of their modification during the years ended December 31, 2021 and 2020.

At December 31, 2021 and 2020, we had outstanding TDRs in the amount of $1.9 million and $1.0 million, respectively.

During 2020, the Bank approved payment deferrals for customers experiencing hardships related to COVID-19. These deferrals were for no more than six months in duration and for loans that were not more than 30 days past due as of December 31, 2019. As such, they were not considered TDRs based on the relief provisions of the CARES Act and applicable interagency regulatory guidance. As of December 31, 2021 and 2020, there were loans in the amount of $3.22 million and $6.8 million, respectively, still on deferral.

Other Real Estate Owned. Real estate we acquire as a result of foreclosure, or deed in lieu of foreclosure, is classified as other real estate owned. When property is acquired it is recorded at fair value less costs to sell. If there is a subsequent decline in the value of other real estate owned, we provide an additional allowance to reduce real estate acquired through foreclosure to its fair value less estimated disposal costs. Costs relating to holding such real estate are charged against income in the current period while costs relating to improving such real estate are capitalized until a saleable condition is reached up to the property’s net realizable value, then such costs would be charged against income in the current period. We had no other real estate owned, nor any consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process, at December 31, 2021 or 2020.

Classification of Loans. Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as special mention, substandard, or doubtful. Assets classified as special mention have a potential weakness that deserve management’s close attention. If left uncorrected, such weaknesses may result in deterioration of the repayment prospects or of our credit position at some future date. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

See Note 6 to the consolidated financial statements contained herein for additional information regarding our classified loans, past due and nonaccrual loans, and impaired loans, including TDRs, at December 31, 2021 and 2020.

Allowance for Loan Losses. We maintain an allowance for loan losses at an amount estimated to equal all credit losses incurred in our loan portfolio that are both probable and reasonable to estimate at the balance sheet date. Our determination as to the classification of our assets is subject to review by the Office of Financial Regulation and the FDIC. We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations. Please see Note 1 to our consolidated financial statements contained herein for additional information with respect to our allowance for loan losses.

The following table sets forth certain ratios with respect to our allowance for loan losses.

	2021	2020
Allowance for Loan Losses Ratios	Amount	Amount

Allowance for Loan Loss	$6,499,690	$7,480,190
Total Loans	610,501,481	558,966,588
Allowance for Loan Loss/Total Loans	1.06%	1.34%

Total Loans	$610,501,481	$558,966,588
Non-Accrual Loans	2,091,351	1,006,834
Non-Accrual Loans/Total Loans	0.34%	0.18%

Allowance for Loan Loss	$6,499,690	$7,480,190
Non-Accrual Loans	2,091,351	1,006,834
Allowance for Loan Loss/Non-Accrual Loans	310.79%	742.94%

Average Loans	$578,702,802	$511,284,878
Net Charge Offs	4,059,673	8,022
Net Charge-Offs/Average Loans	0.70%	0.00%

The $4.5 million charge-off to the allowance for loan losses during 2021 related to two commercial loans (one term loan and one line of credit) to a limited liability company that ceased operations during the first quarter of 2021 following numerous problems related to the pandemic, including (i) that during 2020 its manufacturer experienced periodic shutdowns and staffing issues due to COVID-19 cases among its personnel and challenges hiring workers during the pandemic, (ii) the owner experiencing a near-fatal case of COVID-19 in February 2021, and (iii) supply chain disruptions that made it extremely difficult as well as uneconomical for the company to purchase required raw materials, which the cold weather and power outages in Texas during February 2021 also contributed to. The Bank sent out notices of default and acceleration of payment on the loans on April 1, 2021, and during 2021 worked through the collection process, pursuit of personal assets, and recovery on the loans. Due to the anticipated length of time for this process and the ongoing COVID-19 pandemic, management believed that it was appropriate to charge-off the entire balance of the loans in April and then reflect any recovery over the time as the Bank pursued repossession of the collateral (the assets of the company) and the personal guarantors of the loans. As of December 31, 2021, the Bank had recovered $540 thousand on these loans and had negotiated agreements with the borrower and the guarantor providing for monthly $1,000 payments towards the loans and that the Bank would not seek to foreclose on the collateral of the guarantor securing the loans, consisting of two single-family homes, as long as the guarantor did not sell the property and the $1,000 monthly payments continue to be made. The Bank has liens on these properties to ensure that it can foreclose on these properties if necessary.

The balance of non-accrual loans increased by $1.1 million at December 31, 2021 compared to December 31, 2020. Each of the loans placed on non-accrual status during 2021 were adequately collateralized by assets that had a fair market value in excess of the principal amount of the loan, and therefore management did not believe that the increase in non-accrual loans during 2021 required a corresponding increase in the allowance for loan losses.

The allowance for loan losses to outstanding loans decreased 28 basis points, to 1.06%, at December 31, 2021 compared to December 31, 2020. This decrease was a result of management’s judgment regarding the effects of the COVID-19 pandemic, primarily, that there was significantly less uncertainty regarding the ultimate impact of the pandemic on the economy and our borrowers at December 31, 2021 than there was at December 31, 2020, as further discussed above under “—Comparison of Results of Operations for the Year Ended December 31, 2021 and 2020 – Provision for Loan Losses.” The uncertainty of the impact of the pandemic at December 31, 2020, resulted in an allowance at December 31, 2020, that was high by the Bank’s historical standards, and as a result of the condition of the economy and the trajectory of the pandemic at December 31, 2021 compared to December 31, 2020, management was comfortable that an allowance amount more in line with historical standards was appropriate. For comparison purposes, the allowance for loan losses to outstanding loans was 0.99% at December 31, 2019.

The following table set forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

Allowance Composition	2021		2020
	Amount	Percent (1)	Amount	Percent (1)

Commercial Real Estate	$2,558,111	44.9%	$3,607,150	44.0%
Residential Real Estate	1,747,451	26.8%	1,344,653	24.2%
Commercial loans and leases	2,147,107	28.2%	2,501,278	31.7%
Consumer loans	47,021	0.1%	27,109	0.1%
Total	$6,499,690	100.0%	$7,480,190	100.0%

(1) Represents the percentage of loan balances to total loans in each category.

In determining the amount of the allowance, we measure the historic loss performance based upon the levels of losses incurred in preceding quarters ranging from two to seven years depending on loss cycles and take into account qualitative factors with respect to the loans in our portfolio as well as the additional risk associated with commercial loans. The total allowance at December 31, 2021 and 2020 reflects this historic loss experience after factoring in the additional risk related to commercial real estate loans, resulting in a higher allowance allocated for commercial real estate loans.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments, advances from the FHLBA, principal repayments, and the sale of securities available for sale. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank’s Asset/Liability Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We believe that we have enough sources of liquidity to satisfy our short- and long-term liquidity needs as of the date of this offering circular.

We regularly monitor and adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows and borrowing maturities, yields available on interest-earning deposits and securities, and the objectives of our asset and liability management program.

Excess liquid assets are invested generally in interest-earning deposits and short-term securities. Our most liquid assets are cash and cash equivalents. The level of these assets is dependent on our operating, financing, lending, and investing activities during any given period. At December 31, 2021, cash and cash equivalents totaled $41.3 million.

Our cash flows are derived from operating activities, investing activities, and financing activities as reported in our statements of cash flows included in our financial statements.

At December 31, 2021, we had $197.8 million in loan commitments outstanding consisting of $137.6 million of unused lines of credit and $60.2 million in commitments to originate new loans. In addition, we had $4.1 million in standby letters of credit at December 31, 2021. Time deposits due within one year of December 31, 2021, totaled $48.2 million, or 6.5% of total deposits. If such deposits do not remain with us, we may be required to seek other sources of funds, including loan and securities sales, draws on our lines of credit with correspondent banks, and FHLBA advances. Depending on market conditions, we may be required to pay higher rates on our deposits or other borrowings than we currently pay on the time and IRA deposits that become due in the coming year. We believe, however, based on historical experience and current and expected market interest rates, that we will retain upon maturity a large portion of our time deposits with maturities of one year or less.

At December 31, 2021 and 2020, we had, primarily through Mlend, interest rate lock commitments to originate mortgage loans totaling $12.6 million and $30.9 million, respectively. We enter into corresponding commitments with third-party investors to sell each of these loans that close on a best-efforts basis.

Our primary investing activity is originating loans. During the years ended December 31, 2021 and 2020, cash used to fund net loan growth was $55.6 million and $129.6 million, respectively. During these years, we purchased $102.5 million and $77.2 million of investment securities, respectively. Proceeds from sales, maturities, repayments, and calls of securities were $28.1 million and $52.1 million, respectively, during those years.

Financing activities consist primarily of activity in deposit accounts. We experienced net increases in cash provided from deposits of $137.1 million and $152.9 million during the years ended December 31, 2021 and 2020, respectively. Deposit flows are affected by the overall market level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing arrangements exist that provide an additional source of funds. At December 31, 2021, we had the ability to borrow up to $15.5 million from other financial institutions and the ability to borrow up to $5.0 million from the Federal Reserve Board discount window. In addition, we had the ability to borrow up to $193.6 million from the FHLBA at December 31, 2021, and a $1.0 million letter of credit with another financial institution for contingency funding purposes. Borrowings (excluding the Notes) were $1.9 million and $8.6 million at December 31, 2021 and December 31, 2020, respectively, which consisted of Mlend’s draws on warehouse lines of credit maintained at other financial institutions.

Middletown Valley Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2021, the Bank exceeded all regulatory capital requirements and was considered “well capitalized” under regulatory guidelines at such time. See “Supervision and Regulation – Capital Requirements” and Note 18 of our consolidated financial statements contained herein.

Impact of Inflation and Changing Prices

Our financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on our performance than the effects of inflation.

Interest Rate Sensitivity Analysis

One of the tools used by the Company to manage its interest rate risk is a static gap analysis as presented below. The Company also employs an earnings simulation model on a quarterly basis to monitor its interest rate sensitivity and risk and to model its balance sheet cash flows and the related income statement effects in different interest rate scenarios. The model utilizes current balance sheet data and attributes and is adjusted for assumptions as to investment maturities (including prepayments), loan prepayments, interest rates, and the level of noninterest income and noninterest expense. The data is then subjected to a “shock test” that assumes a simultaneous change in interest rates down 100 basis points, up 100 basis points, up 200 basis points, up 300 basis points, and up 400 basis points. The results shown reflect a percentage impact on net interest income over Year 1 and Year 2 following December 31, 2021. Year 2 shows some slight asset sensitivity, therefore the Company would benefit from rising rates beyond the initial impact in Year 1.

Interest Rates	Year 1	Year 2
Shock Up 400BP	-6.3%	0.2%
Shock Up 300BP	-4.1%	0.3%
Shock Up 200BP	-2.1%	0.2%
Shock Up 100BP	-0.2%	0.0%
Shock Down 100BP	-5.4%	-12.8%

MANAGEMENT

Shared Management Structure

The directors of Community Heritage Financial are the same persons who are the directors of Middletown Valley Bank. In addition, each executive officer of the Company is also an executive officer of the Bank or of Mlend. Two directors, James G. Pierne and Robert E. Goetz, Jr along with executive officers, William H. Poffenbarger, J. Micheal Hill and Robert Wolfe, Jr. also serve on the Mlend board of directors.

Executive Officers

The following table sets forth information regarding our executive officers.

Name	Position(s)	Age	Term of Office

Robert E. Goetz, Jr.	President & Chief Executive Officer	46	September 2012 – Present (President); January 2013 – Present (CEO)

William H. Poffenbarger, Jr.	Executive Vice President and President and Chief Executive Officer of Millennium Financial Group, Inc.	57	February 2019 - Present

J. Michael Hill	Executive Vice President & Chief Risk Officer	58	December 2016 - Present

Robert Wolfe, Jr.	Executive Vice President & Chief Financial Officer	62	October 2020 - Present

Dawn R. Woods	Corporate Secretary	63	January 2013 - Present

The business experience for at least the past five years of each of our executive officers is set forth below.

Robert E. Goetz, Jr. has been President of the Bank since September 2012 and Chief Executive Officer of the Bank since January 2013; he has served in these positions at the Company since October 2018. He has also served as a director of the Bank since January 2013 and of the Company since August 2018. Prior to joining us, Mr. Goetz had been a commercial sales manager at Susquehanna Bank in Hagerstown, Maryland, since May 2007.

William H. Poffenbarger, Jr. has served as an Executive Vice President of the Company and President and Chief Executive Officer of Mlend since the Company’s acquisition of Mlend in February 2019. Prior to its acquisition by the Company, he had served as President of Millennium Financial Group, Inc. since October 2013.

J. Michael Hill has served as Executive Vice President and Chief Risk Officer of the Bank since December 2016 and of the Company since October 2018. He previously served as Chief Operating Officer of the Bank between April 2013 and December 2016 and as the Bank’s Chief Financial Officer from October 1994 to April 2013. Mr. Hill also served as the Bank’s acting Chief Financial Officer from April 2013 to October 2017 and as acting Chief Financial Officer of the Company and the Bank from February 2020 to October 2020.

Robert Wolfe, Jr. has served as Executive Vice President and Chief Financial Officer of the Bank and the Company since October 2020. Prior to that he was Senior Vice President/Controller of the Bank and the Company from March 2019 to October 2020. Prior to joining us, he was a Finance Manager with PHEAA, a student loan processor located in Harrisburg, Pennsylvania, since April 2018. He also served as a Budget and Finance Manager with Bay Bank in Columbia, Maryland, from November 2015 to April 2018. Before joining Bay Bank he held various positions during a more than 31-year career with Susquehanna Bancshares, Inc. and its subsidiary banks including Senior Vice President, Finance.

Dawn R. Woods has served as Corporate Secretary and Executive Administrative Assistant of the Bank since January 2013 and as Corporate Secretary of the Company since October 2018.

Significant Employees

The following table sets forth information regarding Bank employees who are not executive officers but who make significant contributions to our business.

Name	Position(s)	Age	Term of Office

Ryan Lampton	Executive Vice President & Chief Revenue Officer	43	February 2019 – Present

Dustin Watson	Senior Vice President - Senior Credit Officer	40	February 2020 - Present

Dawn Lowe	Senior Vice President & Director of Human Resources	54	February 2019 – Present

Brenda McComas	Senior Vice President & Director of Operations	51	December 2019 - Present

Christopher Hesen	Senior Vice President & Director of Strategic Advancement	63	June 2021 - Present

The business experience for at least the past five years of each of our significant employees is set forth below.

Ryan Lampton has served as Executive Vice President & Chief Revenue Officer of the Bank since February 2019.  Prior to that he served as Senior Vice President & Director of Retail Services from December 2017 to February 2019.  Prior to joining the Bank, Mr. Lampton was President of High Rock Studios, a marketing company located in Hagerstown, Maryland, from August 2012 to December 2017.

Dustin Watson joined the Bank in 2012 as a Credit Officer. He became Vice President - Credit Administration Manager in March 2014, Vice President – Commercial Services Manager in February 2016, Senior Vice President – Credit Officer in February 2019, and Senior Vice President – Senior Credit Officer of the Bank in February 2020.

Brenda McComas has served as Senior Vice President & Director of Operations of the Bank since January 2019. Prior to that she had served as the Bank’s Vice President, Deposit Services Manager from June 2017 to December 2019, Assistant Vice President, Deposit Operations Manager from May 2017 to June 2017, and Vice President, Lending Project Manager from November 2015 to May 2017.

Dawn Lowe has served as the Bank’s Senior Vice President & Director of Human Resources since February 2019. Prior to joining the Bank she had served as Vice President, Customer Experience Learning Leader from 2015 to 2019 and Vice President, Strategy and Planning Manager from 2013-2015, in each case in Wells Fargo’s Mortgage Lending and Retail Banking Division. Prior to joining Wells Fargo she held various management-level positions with Citi beginning in 1990.

Christopher Hesen has served as our Senior Vice President & Director of Strategic Advancement since June 2021. Prior to that he was Senior Vice President – Credit Officer with Sandy Spring Bank in Rockville, Maryland, from April 2020 to April 2021 and Executive Vice President – Chief Compliance Officer with Revere Bank in Rockville, Maryland from June 2014 to April 2020.

Directors

The Company and the Bank each currently have nine directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting.

The following table states the directors’ names, their ages as of the date of this offering circular, the year each began serving as a director of the Bank (other than Ms. Dellaposta, who joined the boards of directors of the Company and the Bank in 2021, and Frankie Corsi, III, who joined the boards of directors of the Company and the Bank in 2022, each director named below has served as a director of Community Heritage Financial since its formation in August 2018), and when their current terms expire (current term expires at the annual meeting of the Company’s stockholders held in the year indicated).

Name	Position(s)	Age	Director Since	Current Term Expires

Robert E. Goetz, Jr.	Director, President, & CEO	46	1/2013	2025

Frankie Corsi, III	Director	49	4/2022	2025

Beth A. Dellaposta	Director	54	2/2021	2024

James H. Clapp	Director	71	1/1992	2024

Richard L. Kefauver	Director	77	1/1991	2024

James G. Pierne	Chairman of the Board	71	9/2013(1)	2023

A. Dennis Remsburg	Director	70	1/1992	2023

John T. Routzahn, III	Director	57	1/2002	2025

Todd M. Snook	Vice Chairman of the Board	56	9/2013	2023

(1)	Mr. Pierne has served as a director of the Bank since September 2013 and as Chairman of the Board since August 2016.

The business experience for at least the past five years of each of our directors (other than Mr. Goetz, whose business experience is discussed above under “Executive Officers”) is set forth below.

James H. Clapp is a retired attorney who was a partner with the law firm of Shoemaker, Horman & Clapp, P.A., in Frederick, Maryland through December 2013.

Frankie Corsi, III has been the President and owner of Beachley Furniture Company, a furniture and millwork company in Hagerstown, Maryland, since 2015. Previously, he was the Chief Financial Officer of Ridgecrest Investments, a Frederick, Maryland-based private investment firm. Mr. Corsi is a graduate of Mount St. Mary’s University and became a licensed CPA in 1997 while employed at Linton Shafer Warfield & Garrett, P.A., a tax, accounting, and business consulting firm with offices in Frederick and Rockville, Maryland.

Beth A. Dellaposta has been the Chief Financial Officer of Doing Better Business, Inc., a Pennsylvania-based technology solutions and office equipment sales and service company that she co-owns with her brother and sister, since 2016. Prior to that she had served as the Chief Financial Officer of Word Processing Services, Inc., a company owned and operated by her parents and that Doing Better Business purchased in 2016, since 1991.

Richard L. Kefauver is currently retired. Prior to his retirement in 2005 he was the owner and operator of an Exxon service station and convenience store in Middletown as well as a cattle farmer. Earlier in his career he had owned and operated a car wash in Middletown as well as a trucking company headquartered in Middletown.

James G. Pierne has been an Assistant Professor of Business and Management at Hagerstown Community College since January 2012. In addition to serving as the Company and the Bank’s Chairman of the Board, he also serves as Chairman of the Board of Mlend. From January 2008 through December 2011, he served as President and Chief Executive Officer as well as a director of Susquehanna Bank in Lititz, Pennsylvania and as an Executive Vice President of Susquehanna Bancshares, the holding company of Susquehanna Bank.

A. Dennis Remsburg retired in June 2021. Prior to his retirement he had been a District Manager with Catoctin & Frederick Soil Conservation Districts, which administers Maryland State and USDA programs relating to soil conservation and water quality improvement, since June 2011.

John T. Routzahn, III has been the Maryland Marketing Representative for Mutual Benefit Group, a Pennsylvania-based insurance company, since January 2018. In this position he handles all of the company’s marketing for the state of Maryland. Prior to that he had been a Senior Commercial Lines Underwriter at Frederick Mutual Insurance Company based in Frederick, Maryland, since 2014. In addition, he has served as Chairman of the Dr. J. Elmer Harp Medical Center in Middletown, Maryland, since October 2021 and as a member of its board of directors since October 2019.

Todd M. Snook has been the owner and President of Valley Storage Co., a real estate development and rental company located in Hagerstown, Maryland, and related entities since 1986.

Board of Directors and Board Committees

The Company’s articles of incorporation and bylaws provide that the number of directors, originally set at nine, may be increased or decreased by the board of directors (subject to the rights of the holders of any of our preferred stock then outstanding). Our board of directors is currently composed of eight directors, including our President and Chief Executive Officer.

Pursuant to our articles of incorporation and bylaws, our directors are divided into three classes, as nearly equal in number as reasonably possible. One class of directors is elected at each annual meeting to hold office for a term of three years and until their successors have been duly elected and qualified. During his or her term, a director may only be removed by the affirmative vote of the holders of at least 80% of the then-outstanding shares of our capital stock entitled to vote in the election of directors and only for cause, subject to the rights of the holders of any of our preferred stock then outstanding.

The board of directors of each of the Company and the Bank has a standing executive committee and audit committee. The board of directors of the Company also has a standing human capital management committee and a governance and nominating committee, and the board of directors of the Bank has a standing asset/liability committee and governance committee. The members of each of (i) the executive committee, (ii) the audit committee, and (iii) the governance and nominating/governance committee of the Company and the Bank are the same, and these committees typically hold joint meetings. Additionally, the board of directors is represented by a director on the Bank’s internal community reinvestment committee, compliance committee, information technology steering committee, and technology committee. Directors are compensated for attending board of directors committee and internal committee meetings.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer Compensation

The following table sets forth a summary of certain information concerning the compensation paid by the Bank or, in the case of Mr. Poffenbarger, Mlend, to our three highest-paid executive officers for services rendered in all capacities during the year ended December 31, 2021.

Name	Capacities in which compensation was received	Cash compensation ($)(1)	Stock Awards ($)(2)	Other Compensation ($)(3)	Total Compensation ($)

Robert E. Goetz, Jr.	President & CEO of the Bank	353,541	17,250	29,851	400,642

William H. Poffenbarger, Jr.	President & Chief Executive Officer of Millennium Financial Group, Inc.	400,591	17,250	4,647	422,488

J. Michael Hill	Executive Vice President & Chief Risk Officer of the Bank	191,455	17,250	16,665	225,370

(1) Consists of both salary and cash bonus. Cash bonus amounts received in 2021 was $30,000 for Mr. Goetz, $200,591 for Mr. Poffenbarger, and $12,600 for Mr. Hill.

(2) For each of Messrs. Goetz and Hill, consists of 750 restricted stock units, 189 of which vest on October 4, 2022 and 187 of which vest on each of October 4, 2023, October 4, 2024, and October 4, 2025. The dollar value reflected in the table is based on the grant date fair value of the Company’s common stock of $23.00 per share, which was the price of the most recent trade in the common stock as of the close of business on October 1, 2021, which was the trading day immediately prior to the grant date.

(3) Other Compensation for Mr. Goetz includes $5,226 for the value of a Bank-provided automobile, $5,494 in contributions to the Company’s 401(k) plan, $441 for Bank Owned Life Insurance (BOLI) split dollar benefit, $16,096 in Supplemental Executive Retirement Plan (SERP) vested accrued balance subject to FICA/FUTA withholding, and $408 for term life insurance premiums. Other Compensation for Mr. Poffenbarger includes $600 for the value of an Mlend-provided automobile and gas and maintenance thereon, $3,272 in contributions to the Company’s 401(k) retirement plan, and $774 for term life insurance premiums. Other Compensation for Mr. Hill includes $9,880 for the value of a Bank-provided automobile, $2,186 for automobile maintenance and gas, $5,366 in contributions to the Company’s 401(k) retirement plan, $1,214 for Bank Owned Life Insurance (BOLI) split dollar benefit, $7,532 in Supplemental Executive Retirement Plan (SERP) vested accrued balance subject to FICA/FUTA withholding, and $367 for term life insurance premiums.

Employment Agreements

Robert E. Goetz, Jr.

Effective November 1, 2021, the Bank entered into a new employment agreement with Robert E. Goetz, Jr., pursuant to which Mr. Goetz serves as President and Chief Executive Officer of the Bank. The agreement also provides that Mr. Goetz will be nominated to serve as a member of the Bank’s board of directors during the term of the agreement and that he will not receive fees or other compensation for such board service.

Mr. Goetz’ employment agreement provides for an annual base salary of $338,625, subject to annual review, and an increase in such amount as may be determined, by the Bank’s board of directors, as well as an annual cash or non-cash bonus as may be determined by the board of directors. The agreement also provides that the Bank will provide Mr. Goetz with a car for his business and personal use, provided that Mr. Goetz must reimburse the Bank for any such personal use, and that the Bank is responsible for the costs of maintenance and gasoline for such car. The agreement also provides that Mr. Goetz is entitled to reimbursement for his membership in professional associations and clubs. The agreement further provides that Mr. Goetz is entitled to participate in such other bonus, incentive, and other executive compensation programs as are made available to the Bank’s senior management, and to receive such benefits, including profit-sharing plans and retirement, life, and disability insurance benefits, as may be made available to the Bank’s similarly-situated executives, from time to time.

Mr. Goetz’ employment agreement had an initial one-year term expiring on November 1, 2021. On each subsequent November 1, the agreement renews for an additional one-year term, unless the Bank or Mr. Goetz provides the other with written notice of non-renewal at least 90 days prior to the applicable November 1 anniversary date of the agreement.

Mr. Goetz’ employment under the agreement terminates upon his death or by mutual written agreement. In addition, Mr. Goetz may terminate his employment: (i) within one year following a Change in Control, as defined in the agreement, upon 30 days’ prior written notice; (ii) for Good Reason as defined in the agreement, upon 90 days’ prior written notice specifying such Good Reason and assuming the Bank does not cure such Good Reason within such 90-day period; or (iii) without Good Reason upon 60 days’ prior written notice. The Bank may terminate Mr. Goetz’ employment under the agreement for certain events constituting Cause, as defined in the agreement, upon Mr. Goetz’ permanent disability, or without Cause upon 60 days’ prior written notice.

If we terminate Mr. Goetz’ employment without Cause, or Mr. Goetz terminates his employment for Good Reason upon proper notice, and a Change in Control has not occurred, then Mr. Goetz is entitled to receive 1/12th of his average annual taxable compensation (calculated over the last five years) per month for the remaining term of his agreement.

If we terminate Mr. Goetz’ employment without Cause within one year following or in anticipation of a Change in Control, or Mr. Goetz terminates his employment for any reason but with proper notice within one year following a Change in Control, then, instead of the payments provided for above, Mr. Goetz will be entitled to a lump-sum payment equal to 2.99 times his average annual taxable compensation (calculated over the last five years).

If a Change in Control does not result in the termination of Mr. Goetz’ employment but does result in his demotion, as evidenced by his no longer reporting to the Chairperson of the Board of the Bank or the acquiring entity, then he is entitled to receive a lump-sum payment equal to 2.99 times his average annual taxable compensation (calculated over the last five years), which will be paid on the first anniversary of such demotion. If Mr. Goetz accepts such payment, then he waives his right to terminate the agreement within one year following a Change in Control and any payment associated therewith as provided for in the agreement.

If Mr. Goetz’ employment is terminated as a result of his death, the Bank will continue all insurance benefits then in place for his family for the remaining term of the agreement and pay his estate a lump sum equal to 25% of his base salary within 30 days of his death.

If any part of the payment of the amount to be paid to Mr. Goetz pursuant to a Change in Control would constitute a “golden parachute payment” pursuant to the Internal Revenue Code of 1986, as amended, such portion of such payment will not be made or will be made on such terms as will allow it to not constitute a “golden parachute payment,” unless otherwise agreed to by Mr. Goetz and the Bank.

The agreement also contains non-compete, non-solicitation, and confidentiality provisions.

William H. Poffenbarger, Jr.

Effective February 1, 2019, Mlend entered into an employment agreement with William H. Poffenbarger, Jr. pursuant to which he serves as its President.

Mr. Poffenbarger’s employment agreement provides for an annual base salary of $200,000, subject to annual review, and an increase in such amount as may be determined, by Mlend’s board of directors. In addition, Mr. Poffenbarger is entitled to a quarterly cash bonus equal to 10% of Mlend’s after-tax net income, to be paid within 30 days after each applicable fiscal quarter. The agreement also provides that Mlend will provide Mr. Poffenbarger with a car for his business and personal use, provided that Mr. Poffenbarger must reimburse Mlend for any such personal use, and that Mlend is responsible for the costs of maintenance and gasoline for such car. The agreement also provides that Mr. Poffenbarger is entitled to participate in such other bonus, incentive, and other executive compensation programs as are made available to Mlend’s senior management and to receive such benefits, including profit-sharing plans and retirement, life, and disability insurance benefits, as may be made available to Mlend’s similarly-situated executives, from time to time.

Mr. Poffenbarger’s employment agreement had an initial three-year term expiring on February 1, 2022. On each subsequent February 1, the agreement renews for an additional one-year term, unless Mlend or Mr. Poffenbarger provides the other with written notice of non-renewal at least 90 days prior to the applicable February 1 anniversary date of the agreement.

Mr. Poffenbarger’s employment under the agreement terminates upon his death or by mutual written agreement. In addition, Mr. Poffenbarger may terminate his employment: (i) within one year following a Change in Control, as defined in the agreement, upon 30 days’ prior written notice; (ii) for Good Reason as defined in the agreement, upon 90 days’ prior written notice specifying such Good Reason and assuming Mlend does not cure such Good Reason within such 90-day period; or (iii) without Good Reason upon 60 days’ prior written notice. Mlend may terminate Mr. Poffenbarger’s employment under the agreement for certain events constituting Cause, as defined in the agreement, upon Mr. Poffenbarger’s permanent disability, or without Cause upon 60 days’ prior written notice.

If Mlend terminates Mr. Poffenbarger’s employment without Cause, or Mr. Poffenbarger terminates his employment for Good Reason upon proper notice, and a Change in Control has not occurred, then Mr. Poffenbarger is entitled to receive 1/12th of his average annual taxable compensation (calculated over the last five years) per month for the remaining term of his agreement.

If Mlend terminates Mr. Poffenbarger’s employment without Cause within one year following or in anticipation of a Change in Control, or Mr. Poffenbarger terminates his employment for any reason but with proper notice within one year following a Change in Control, then, instead of the payments provided for above, Mr. Poffenbarger will be entitled to a lump-sum payment equal to 2.99 times his average annual taxable compensation (calculated over the last five years).

If Mr. Poffenbarger’s employment under the agreement is terminated other than for Cause, Mlend is required to continue the health insurance coverage that existed for Mr. Poffenbarger’s and his family as of the time of termination for a period of one year. Further, if Mr. Poffenbarger’s employment is terminated as a result of his death, Mlend will continue all insurance benefits then in place for his family for the remaining term of the agreement and pay his estate a lump sum equal to 25% of his base salary within 30 days of his death.

If any part of the payment of the amount to be paid to Mr. Poffenbarger pursuant to a Change in Control would constitute a “golden parachute payment” pursuant to the Internal Revenue Code of 1986, as amended, such portion of such payment will not be made or will be made on such terms as will allow it to not constitute a “golden parachute payment,” unless otherwise agreed to by Mr. Poffenbarger and Mlend.

The agreement also contains non-compete, non-solicitation, and confidentiality provisions.

J. Michael Hill

Effective November 1, 2020, the Bank entered into a new employment agreement with J. Michael Hill pursuant to which Mr. Hill serves as an Executive Vice President and Chief Risk Officer of the Bank.

Mr. Hill’s employment agreement provides for an annual base salary of $179,900, subject to annual review, and an increase in such amount as may be determined, by the Bank’s board of directors, as well as an annual cash or non-cash bonus as may be determined by the board of directors. The agreement also provides that the Bank will provide Mr. Hill with a car for his business and personal use, provided that Mr. Hill must reimburse the Bank for any such personal use, and that the Bank is responsible for the costs of maintenance and gasoline for such car. The agreement also provides that Mr. Hill is entitled to participate in such other bonus, incentive, and other executive compensation programs as are made available to the Bank’s senior management and to receive such benefits, including profit-sharing plans and retirement, life, and disability insurance benefits, as may be made available to the Bank’s similarly-situated executives, from time to time.

Mr. Hill’s employment agreement had an initial one-year term expiring on November 1, 2021. On each subsequent November 1, the agreement renews for an additional one-year term, unless the Bank or Mr. Hill provides the other with written notice of non-renewal at least 90 days prior to the applicable November 1 anniversary date of the agreement.

Mr. Hill’s employment under the agreement terminates upon his death or by mutual written agreement. In addition, Mr. Hill may terminate his employment: (i) within one year following a Change in Control, as defined in the agreement, upon 30 days’ prior written notice; (ii) for Good Reason as defined in the agreement, upon 90 days’ prior written notice specifying such Good Reason and assuming the Bank does not cure such Good Reason within such 90-day period; or (iii) without Good Reason upon 60 days’ prior written notice. The Bank may terminate Mr. Hill’s employment under the agreement for certain events constituting Cause, as defined in the agreement, upon Mr. Hill’s permanent disability, or without Cause upon 60 days’ prior written notice.

If we terminate Mr. Hill’s employment without Cause, or Mr. Hill terminates his employment for Good Reason upon proper notice, and a Change in Control has not occurred, then Mr. Hill is entitled to receive 1/12th of his average annual taxable compensation (calculated over the last five years) per month for the remaining term of his agreement.

If we terminate Mr. Hill’s employment without Cause within one year following or in anticipation of a Change in Control, or Mr. Hill terminates his employment for any reason but with proper notice within one year following a Change in Control, then, instead of the payments provided for above, Mr. Hill will be entitled to a lump-sum payment equal to his average annual taxable compensation (calculated over the last five years).

If a Change in Control does not result in the termination of Mr. Hill’s employment but does result in his demotion, as evidenced by his no longer reporting to the Chairperson of the Board of the Bank or the acquiring entity, then he is entitled to receive a lump-sum payment equal to his average annual taxable compensation (calculated over the last five years), which will be paid on the first anniversary of such demotion. If Mr. Hill accepts such payment, then he waives his right to terminate the agreement within one year following a Change in Control and any payment associated therewith as provided for in the agreement.

If Mr. Hill’s employment is terminated as a result of his death, the Bank will continue all insurance benefits then in place for his family for the remaining term of the agreement and pay his estate a lump sum equal to 25% of his base salary within 30 days of his death.

If any part of the payment of the amount to be paid to Mr. Hill pursuant to a Change in Control would constitute a “golden parachute payment” pursuant to the Internal Revenue Code of 1986, as amended, such portion of such payment will not be made or will be made on such terms as will allow it to not constitute a “golden parachute payment,” unless otherwise agreed to by Mr. Hill and the Bank.

The agreement also contains non-compete, non-solicitation, and confidentiality provisions.

Supplemental Executive Retirement Plans

We have entered into supplemental executive retirement plan agreements, as amended, with each of Messrs. Goetz and Hill. We have funded these benefits through the purchase of bank owned life insurance.

The agreements will provide each of Messrs. Goetz and Hill or their designated beneficiaries with up to a $50,000 or $16,667, respectively, annual pension paid for 15 years upon his retirement (with full benefits being paid if Mr. Goetz retires no earlier than age 62 and Mr. Hill retires no earlier than age 65), termination of employment due to Disability or in connection with a Change in Control, each as defined in the agreements, or death. These benefits will not be paid if the executive is terminated for Cause as defined in the agreements, is subject to a final removal or prohibition order issued by an appropriate federal banking agency, or violates without our consent the non-competition or non-solicitation provisions of the agreements. Mr. Goetz is 30.4% vested and Mr. Hill is 69.1% vested in their benefits under the supplemental executive retirement plans.

We have a split dollar life insurance benefit for certain of our employees that will provide Mr. Goetz’ or Mr. Hill’s beneficiary with a benefit upon his death. This benefit is currently $939 thousand and $764 thousand, respectively. The Bank’s portion of the split dollar life insurance benefit is $2.8 million and $2.3 million, respectively.

2020 Equity Incentive Plan

At our 2020 annual meeting, the Company’s stockholders approved The Community Heritage Financial, Inc. 2020 Equity Incentive Plan (the “Plan”).

Under the Plan, the Company may grant stock options (including incentive stock options within the meaning of Section 422 of the Internal Revenue Code and non-qualified stock options), stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, phantom stock, performance awards, other stock-based awards, or any combination of the foregoing.

Under the Plan, the maximum number of shares of common stock available for awards is 500,000, subject to adjustment in the event of a stock dividend, spin-off, stock split, reverse stock split, split- up, recapitalization, reclassification, reorganization, combination or exchange of shares, merger, consolidation, liquidation, business combination, or other similar change or event.

Under the Plan, employees (including officers) of, directors of, and other individuals providing bona fide services (such as consultants or independent contractors) to or for the Company or any affiliate, including the Bank, are eligible to receive awards under the Plan. The administrator of the Plan, currently the compensation committee of the Company’s board of directors, has discretion to designate awards recipients and the type and terms of awards made to such recipients.

The Plan became effective upon approval by our stockholders on October 16, 2020, and will terminate on the 10th anniversary of the effective date, or October 16, 2030, unless earlier terminated by the board of directors. The board may amend the Plan at any time, but no amendment or modification can be made that would impair the rights of any grantee under any award previously made under the Plan without his or her consent. In addition, the board may not amend or modify the Plan without stockholder approval where such approval is required by applicable law or by the rules of any securities exchange or quotation system on which our common stock is listed or traded. Further, the administrator may not amend or modify any award under the Plan if such amendment or modification would require the approval of the stockholders if the amendment or modification were made to the Plan itself.

Deferred Compensation

Upon Mr. Hill’s separation of service from the Bank, he will be entitled to a deferred compensation payment; the balance of such deferred compensation payment as of July 31, 2022, is $66,943.

Free Checking

All of our employees receive free checking at Middletown Valley Bank.

Health and Retirement

We currently provide health care benefits, including medical, dental, short- and long-term disability, and group life insurance, subject to certain deductibles and co-payments, for all our full-time employees.

The Company also maintains a 401(k) deferred compensation plan for employees, including employees of both the Bank and Mlend, who meet the eligibility requirements set forth in the plan. Pursuant to the 401(k) plan, we make contributions to participants in the plan in an amount equal to 50% of the participating employee’s contribution, up to a maximum of 3% of such employee’s salary. The 401(k) plan, which covers substantially all employees, allows for elective employee deferrals.

Director Compensation

Each member of our board of directors receives an annual retainer of $3,000, except for the Chairman of the Board who receives a $3,500 retainer. For each meeting of the board of directors of the Bank attended, the Chairman receives $1,100 and the other directors each receive $850, while the directors receive $500 for each meeting of the Company’s board of directors that they attend. For those directors that serve on the Mlend board of directors, the Chair receives $250 and the other directors receive $200 for each board meeting they attend. Finally, for each board of directors or internal committee meeting attended, the Chair of the committee receives $250 and the other members of the committee each receive $200. These meeting fees are the same whether attendance is in person or remotely (including by telephone).

In addition, non-employee directors of the Company and the Bank were each granted 500 restricted stock units on October 4, 2021, which vest in four equal installments beginning on October 4, 2022.

For the year ended December 31, 2021, we paid our eight directors (includes one director who retired from the board of directors during 2021) who were not our employees aggregate compensation of $258,100. This includes (i) cash fees of $178,300, including an aggregate of $42,750 for service on the board of directors of Community Heritage Financial, $132,950 for service on the board of directors of Middletown Valley Bank, and $2,600 for service on the board of directors of Millennium Financial Group, Inc., and (ii) $80,500 in grants of restricted stock units with respect to the Company’s common stock (based on a value of $23.00 per share, which was the price of the most recent trade in the Company’s common stock as of the close of business on October 1, 2022, which was the trading day immediately prior to the grant date).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures Regarding Related Party Transactions

We have had in the past, and expect to have in the future, banking transactions with our directors and executive officers and the business and professional organizations with which they are associated in the ordinary course of business. Any loans and loan commitments are made in accordance with all applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to us. In the opinion of management, these transactions do not and will not involve more than the normal risk of collectability or present other unfavorable features. Directors or officers with any personal interest in any loan application are excluded from the consideration of any such loan application.

Ordinary Banking Relationships

Three entities of which Frankie Corsi, III, a director of the Company and the Bank, is either a co-owner or owner and Mr. Corsi personally has loans from the Bank outstanding equal to an aggregate of approximately $8.4 million as of August 15, 2022. Such entities paid the Bank an aggregate of $680,381.44, consisting of $369,567.70 in principal repayment and $310,813.74 in interest, with respect to these loans during 2021 and $507,812.42, consisting of $295,632.59 in principal repayment and $212,179.83 in interest, with respect to these loans to date during 2022. These loans were made prior to Mr. Corsi becoming a director.

Two entities of which Beth A. Dellaposta, a director of the Company and the Bank, is a co-owner have loans from the Bank outstanding equal to an aggregate of approximately $4.0 million as of August 15, 2022. Such entities paid the Bank an aggregate of $713,402.80, consisting of $646,730.04 in principal repayment and $66,672.76 in interest, with respect to these loans during 2021 and $1,593,576.60, consisting of $1,519,643.57 in principal repayment and $73,933.03 in interest, with respect to these loans to date during 2022. These loans were made prior to Ms. Dellaposta becoming a director.

William H. Poffenbarger, Jr., Executive Vice President of the Company and President & Chief Executive Officer of Mlend, and an entity of which he is the owner, have loans from the Bank outstanding equal to an aggregate of approximately $1.0 million as of August 15, 2022. Mr. Poffenbarger and such entity paid the Bank an aggregate of $76,582.71, consisting of $35,899.38 in principal repayment and $40,683.33 in interest, with respect to these loans during 2021 and $32,474.86, consisting of $5,749.86 in principal repayment and $26,725.00 in interest, with respect to these loans to date during 2022.

Other Relationships

As previously discussed, the Company acquired Millennium Financial Group, Inc. in February 2019, which prior to our acquisition was owned by Mr. Poffenbarger. The purchase price for Mlend was (i) $1,000,000 cash, (ii) the sum of $500,000 to be paid in 10 annual installments beginning on February 1, 2020 and ending on February 1, 2029, and (iii) 11,500 shares of our common stock. As of the date of this offering circular, all amounts we are obligated to pay Mr. Poffenbarger pursuant to our purchase of Mlend in 2019 have been paid.

Mr. Poffenbarger is the owner of the limited liability company that is the landlord for an Mlend office in Middletown, Maryland. Annual rent under our lease is $75,000 per year beginning on February 1, 2019, subject to an increase of 10% after five years, or beginning February 1, 2024. The lease term is 10 years, ending on February 1, 2029, with two optional five-year renewal terms. In addition to rent, Mlend must also reimburse the landlord for all taxes, general and special assessments, and other governmental charges payable in connection with the leased premises.

Mr. Poffenbarger is also the owner of the limited liability company that is the landlord for our Oakland, Maryland facility. Annual rent under our lease is $13,200 per year beginning on July 1, 2020, subject to an increase of 10% every five years. The lease expires February 1, 2029, with two optional five-year renewal terms.

We believe the terms obtained of the leases discussed above are comparable to terms that would have been available for the lease of similar space in arm’s-length transactions.

Directed Share Program

At our request, the underwriter has reserved for sale, at the initial public offering price, up to 37,450 shares of our common stock offered in this offering for sale to certain of our directors, executive officers, employees and other related persons. We will offer these reserved shares to the extent permitted under applicable laws and regulations in the United States through a directed share program. See “Underwriting—Directed Share Program.”

OWNERSHIP OF COMMON STOCK

The following table sets forth information as of the date of this offering circular, relating to the beneficial ownership of our common stock by (a) each of our directors and executive officers, and (b) all of our directors and executive officers as a group. As of the date of this offering circular, there are no stockholders known to us that beneficially own more than 10% of our common stock.

Name(1)	Number of Shares Beneficially Owned(2)	Percent Of Class
Robert E. Goetz, Jr.	4,156	*
William H. Poffenbarger, Jr	15,000	*
J. Michael Hill	6,550	*
Robert Wolfe, Jr.	789	*
Dawn R. Woods	1,750	*
James H. Clapp (3)	45,563	2.0%
Frankie Corsi, III (4)	6,146	*
Beth A. Dellaposta (5)	2,700	*
Richard L. Kefauver	5,595	*
James G. Pierne (6)	13,500	*
A. Dennis Remsburg	3,278	*
John T. Routzahn, III	7,611	*
Todd M. Snook (7)	60,864	2.7%
All Directors & Executive Officers as a Group (13 persons):	173,502	7.7%

* Less than 1%.

(1)	The business address for each person listed in this table is c/o Community Heritage Financial, Inc., P.O. Box 75, Middletown, Maryland 21769.

(2)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days. None of our directors or executive officers, however, have the right to acquire any shares of our common stock within 60 days of the date of this offering circular.

(3)	Includes 2,280 shares that are owned by Mr. Clapp’s wife.

(4)	Consists of 5,346 shares held in Mr. Corsi’s individual retirement account and 800 shares held the individual retirement account of Mr. Corsi’s wife.

(5)	Includes 1,200 shares that are held jointly with Ms. Dellaposta’s two siblings.

(6)	Includes 7,900 shares that are held jointly with Mr. Pierne’s spouse.

(7)	Includes 400 shares that are held jointly with Mr. Snook’s spouse and 29,932 shares owned solely by Mr. Snook’s spouse.

DESCRIPTION OF OUR CAPITAL STOCK

General

Under our articles of incorporation, we are authorized to issue 10,000,000 shares of common stock, par value of $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

In general, stockholders or subscribers for our stock have no personal liability for the Company’s debts and obligations because of their status as stockholders or subscribers, except to the extent that the subscription price or other agreed consideration for the stock has not been paid.

Common Stock

Dividends. Subject to all rights of holders of any other class or series of stock, holders of our common stock are entitled to receive dividends if and when our board of directors declares dividends from funds legally available therefor. Under Maryland law, we are not permitted to pay dividends if, as a result, we would be unable to pay our debts as they come due in the ordinary course of business or if our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time the dividend is paid, to satisfy the preferential rights on dissolution of any stockholders whose preferential rights on dissolution are superior to those stockholders receiving the dividend. If we issue shares of preferred stock, the holders thereof will have a priority over the holders of the common stock with respect to dividends.

Voting Rights. In general, each outstanding share of common stock entitles the holder thereof to vote for the election of directors and on all other matters requiring stockholder action, and each share entitles such holder to one vote. Stockholders do not have any right to cumulate votes in the election of directors. If we issue shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters, including mergers, consolidations, dissolution, and the sale of all or substantially all of our assets, require the affirmative vote of holders of at least 80% of the shares of our capital stock entitled to vote on the matter, unless approved by at least two-thirds of our directors, in which case these matters require a two-thirds vote of the stockholders.

Liquidation. In the event of our liquidation, dissolution, or winding up, the holders of our common stock would be entitled to share ratably in our net assets, after payment or provision for payment of all our debts and liabilities and distributions are made to anyone with more senior rights. If preferred stock is then outstanding the holders thereof may have a priority over the holders of the common stock in the event of our liquidation or dissolution.

Preemptive Rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares that we may issue, unless such preemptive rights are approved by the board of directors.

Other. Holders of our common stock have no conversion rights, exercise rights, or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock.

Our articles of incorporation grant to our board of directors the right to authorize the issuance of our shares of stock and to classify or reclassify any unissued shares of our capital stock by setting or changing the preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption. Accordingly, our board of directors could authorize the issuance of additional shares of common stock with terms and conditions that could have the effect of discouraging a takeover or other transaction involving the Company that the holders of some, or a majority, of our shares of common stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of our shares of common stock might receive a premium for their shares of common stock over the then-current market price of such shares.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors may issue shares of our preferred stock from time to time in one or more series. Prior to issuance of shares of each series of preferred stock, the board of directors is required to fix for each series the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, and terms or conditions of redemption. The board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that some of our stockholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. None of our authorized shares of preferred stock are outstanding or will be issued as part of this offering. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation, and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws

General. A number of provisions of our articles of incorporation and bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of our articles and bylaws that might be deemed to have a potential “anti-takeover” effect. The following description of certain of the provisions of our articles and bylaws is necessarily general and reference should be made in each case to the articles and bylaws.

Classification and Nomination of the Board of Directors. Our board of directors is divided into three classes, as nearly equal in number as reasonably possible, with the members of each class elected for a term of three years, and only one class of directors elected annually. A classified board of directors promotes continuity and stability of management but makes it more difficult for our stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. We believe, however, that classification of the board of directors helps to assure the continuity and stability of our business strategies and policies as determined by our board of directors.

Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations.

Evaluation of Offers. Our articles of incorporation provide that our board of directors, when evaluating certain transactions including a merger, consolidation, exchange offer for our securities, purchase or other acquisition of all or substantially all of our properties and assets, or a transaction that would or may involve a change in control of the Company (whether by purchases of its securities, tender offer, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation, or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of the Company and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

●	the economic effect, both immediate and long-term, upon our stockholders, including stockholders, if any, who do not participate in the transaction;

●	the social and economic effect on the present and future employees, creditors, and customers of, and others dealing with, the Company and its subsidiaries and on the communities in which the Company and its subsidiaries operate or are located;

●	whether the proposal is acceptable based on our historical, current, or projected future operating results or financial condition;

●	whether a more favorable price could be obtained for our stock or other securities in the future;

●	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of the Company and its subsidiaries;

●	the future value of our stock or any other securities or the other entity to be involved in the proposed transaction;

●	any antitrust or other legal and regulatory issues that are raised by the proposal;

●	the business and historical, current, or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

●	the Bank’s ability to fulfill its objectives as a federally-insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Call of Special Meetings. Our bylaws provide that special meetings of stockholders can be called only by the Chairman of the Board, the President, a majority of the board, or upon the written request of stockholders entitled to cast at least 50% of all votes entitled to be cast at the meeting.

No Cumulative Voting. Our articles of incorporation and bylaws do not allow for cumulative voting for the election of directors.

Restrictions on Removing Directors from Office. Our articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors.

Authorized but Unissued Shares. We have authorized but unissued shares of common and preferred stock. Our articles of incorporation authorize 10,000,000 shares of common stock and 1,000,000 shares of preferred stock. Our board of directors, without action by the stockholders, has the power to amend our articles of incorporation to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class that the Company has authority to issue.

We are authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designation, preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends, and terms and conditions of redemption of such shares. The board may also classify and reclassify any unissued shares of common stock and issue such common stock without stockholder approval. In the event of a proposed merger, tender offer, or other attempt to gain control of the Company that the board of directors does not approve, it would be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction or common stock that would render more difficult or discourage an attempt to gain control of us. An effect of the possible issuance of common stock or preferred stock therefore may be to deter a future attempt to gain control of the Company. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Certain amendment to our articles of incorporation must be approved by, in addition to our board of directors, holders of 80% of the outstanding shares of our voting stock. The articles of incorporation also provide that our bylaws may be amended only by our board of directors.

Extraordinary Transactions. Our articles of incorporation provide that (i) any merger or consolidation of the Company or any subsidiary in which the Company or the subsidiary is not the successor or surviving entity, (ii) the sale, exchange, transfer, or other disposition of all or substantially all of our assets or any subsidiary’s assets, (iii) any offer for the exchange of securities of another entity for the securities of the Company, or (iv) our dissolution or liquidation, requires approval of holders of 80% of the shares of our capital stock entitled to vote on such transaction, unless at least two-thirds of the members of the board of directors have approved the transaction, in which case approval requires the affirmative vote of holders of two-thirds of the capital stock entitled to vote on the matter.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company” to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 25% or more of our voting stock and in certain circumstances, more than 10% of our voting stock.

Anti-Takeover Provisions of the Maryland General Corporation Law

In addition to the provisions contained in our articles of incorporation and bylaws, the Maryland General Corporation Law (the “MGCL”) includes certain provisions applicable to us that may have an anti-takeover effect, including, but not limited to, the provisions discussed below.

Business Combinations. Under the MGCL, certain “business combinations” between a Maryland corporation and an “Interested Stockholder” (as described in the MGCL) are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available. Thereafter such a business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation’s stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

Maryland’s business combination statute does not apply to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. In addition, Maryland’s business combination statute does not apply to (i) a corporation that has fewer than 100 beneficial owners of its stock, unless the corporation specifically “opts in” to the business combination statute through a charter provision, or (ii) to a corporation that “opts out” of the business combination statute through a charter provision. The Company has not elected to “opt in” to or “opt out” of Maryland’s business combination statute through a charter provision.

Control Share Acquisitions. The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to such control shares except to the extent approved by a vote of two thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one tenth or more but less than one third; (ii) one third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the holder’s voting rights with respect to the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

Unless the corporation’s charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Maryland’s control share acquisition statute does not apply to individuals or transactions that are approved or exempted (whether generally or specifically) in a charter or bylaw provision before the control share acquisition occurs. In addition, Maryland’s control share acquisition statute does not apply to a corporation that has fewer than 100 beneficial owners of its stock. The Company has not approved or exempted any individuals or transactions through a charter or bylaw provision.

Summary of Anti-Takeover Provisions

The foregoing provisions of our articles of incorporation and bylaws and Maryland law could have the effect of discouraging an acquisition of the Company or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock. In addition, such provisions may make the Company less attractive to a potential acquiror and/or might result in stockholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

Our board of directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors. Our board of directors believes that these provisions are in our best interests and the best interests of our stockholders. In the board of directors’ judgment, the board of directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, the board of directors believes that it is in our best interests and in the best interests of our stockholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

Despite the board of directors’ belief as to the benefits to us of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The board of directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

Transfer Agent and Registrar

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

UNDERWRITING

We are offering the shares of common stock described in this offering circular through the underwriter, Piper Sandler & Co. We have entered into an underwriting agreement with the underwriter with respect to the shares of common stock offered hereby. The underwriting agreement will provide that the obligations of the underwriter are subject to certain conditions precedent, including approval of certain legal matters by its counsel.

Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, on a firm commitment basis, the number of shares of our common stock as set forth in the following table:

Underwriter	Number of Shares to be Underwritten	Number of Shares to be Underwritten if Over Allotment Option is Exercised
Piper Sandler & Co.	600,000	690,000
Total	600,000	690,000

The underwriter has agreed to purchase all of the shares of common stock if any of them are purchased, however, the underwriter is not required to take or pay for the shares of common stock covered by the underwriter’s option to purchase additional shares that is described below. Under the terms of the underwriting agreement, we have agreed to indemnify the underwriter and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933 (the “Securities Act”) or to contribute in respect of those liabilities.

Underwriting Commissions and Discounts

The shares of common stock sold by the underwriter to the public will initially be offered at the offering price set forth on the cover of this offering circular. If all of the shares of common stock are not sold at the initial public offering price, the underwriter may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

We will sell the shares of common stock offered hereby to the underwriter at the offering price set forth on the cover of this offering circular less an underwriting discount equal to 6.0% of the aggregate purchase price of the shares of common stock sold in the offering, including any shares issued as a result of the exercise of the over-allotment option; provided, however, that in lieu of such 6.0% underwriting discount, the underwriting discount will be 2.5% of the aggregate purchase price of any shares sold to: (i) any of the Company’s or its direct or indirect wholly-owned subsidiaries’, including the Bank’s officers, employees, and/or directors; and (ii) any of such officers’, employees’, and/or directors’ immediate family members (which term means parents, grandparents, spouse, siblings, children, and grandchildren), whether directly or through a personal trust, and affiliated entities.

The following table shows the initial public offering price, underwriting discount, and proceeds to us, before estimated underwriter’s expenses and legal and audit-related expenses incurred by us in connection with this offering. The information assumes either no exercise or full exercise by the underwriter of the over-allotment option:

	Per Share	Total Without over-allotment option	Total With over-allotment option
Initial Public offering price	$21.00	$12,600,000	$14,490,000
Underwriting discount (1)	$1.26	$728,474	$841,874
Proceeds, before expenses, to us (2)	$19.74	$11,871,526	$13,648,126

(1) The underwriting discount for the 37,450 shares of common stock purchased by our officers, directors, employees, and their family members in the directed share program is $0.525 per share.

(2) The proceeds, before expenses, to us for the 37,450 shares of common stock purchased by our officers, directors, employees, and their family members in the directed share program are $20.475 per share.

We have agreed to pay expenses relating to the offering, including, without limitation: (i) the cost of obtaining all securities and bank regulatory approvals, including any required FINRA filing fees; (ii) the cost of printing and distributing the offering materials; (iii) the costs of any required blue sky qualification (including the reasonable fees and expenses of blue sky counsel relating to such qualification) of the common stock in the various states; (iv) listing fees, if applicable; and (v) all fees and disbursements of the Company’s counsel and accountants. We have also agreed to reimburse the underwriter for its reasonable and documented out-of-pocket expenses incurred in connection with the offering, including legal fees and expenses, marketing, syndication, and travel expenses, provided that such expenses may not exceed $150,000 without our prior approval, not to be unreasonably withheld and provided further that in no event may such expenses exceed $175,000.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $475,000.

Option to Purchase Additional Shares

We have granted to the underwriter an option, exercisable for 30 days from the date of this offering circular, to purchase up to 90,000 additional shares of common stock at the initial public offering price less underwriting discounts. The underwriter may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent that the option is exercised, each underwriter, subject to certain conditions, will become obligated to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. If purchased, these additional shares will be sold by the underwriter on the same terms as those on which the shares offered by this offering circular are being sold.

Lock-up Agreements

We and each of our officers and directors, and certain of our other stockholders, have entered into lock-up agreements with the underwriter. Under these agreements, each of these persons will not be permitted to do the following without the prior written consent of the underwriter, subject to limited exceptions:

●	issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or make any demand for or exercise any right with respect to, or file any registration statement under the Securities Act with respect to, any of the foregoing; or

●	enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap, hedge, or transaction is to be settled by delivery of shares of our common stock or other securities, in cash, or otherwise.

These restrictions will be in effect for a period of 180 days after the date of this offering circular. At any time, and without public notice, Piper Sandler & Co. will be permitted to, in its sole discretion, waive or release all or some of the shares (or the other securities restricted thereby) from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to shares of our common stock. They also apply to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Although our common stock is quoted on the Pink Open Market Tier of the OTC Market Group’s quotation system, there is not an active trading market in the shares of our common stock. The public offering price will be determined by negotiation between us and the underwriter. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, include the information set forth in this offering circular, our financial and operating performance, estimates of our business potential and earnings prospects and those of our industry in general, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated public offering price set forth on the cover page of this offering circular is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our shares of common stock or that our shares of common stock will trade in the public market at or above the initial public offering price.

Indemnification and Contribution

We have agreed to indemnify the underwriter and its affiliates, selling agents, and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriter and its affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriter may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriter of a greater number of shares than the underwriter is required to purchase in the offering. The underwriter may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.

In addition, the underwriter may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Pink Open Market Tier of the OTC Market Group or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriter and selling group members may engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the Pink Open Market Tier of the OTC Market Group and is limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC under the Exchange Act limits the amounts of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market in the absence of those transactions and, if commenced, may be discontinued at any time.

Electronic Distribution

This offering circular in electronic format may be made available by email or on the website or through online services maintained by the underwriter or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the offering circular in electronic format, the information on the underwriter’s website, and any information contained in any other website maintained by the underwriter is not part of this offering circular, has not been approved and/or endorsed by us or the underwriter, and should not be relied upon by investors.

Affiliations

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing, valuation and brokerage activities, and other financial and non-financial activities and services. The underwriter and its affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they have received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and its affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of ours (directly, as collateral securing other obligations, or otherwise) and/or persons and entities with relationships with us. The underwriter and its affiliates may also communicate independent investment recommendations and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities, and instruments.

Directed Share Program

At our request, the underwriter has reserved for sale, at the initial public offering price, up to 37,450 shares of our common stock offered in this offering for sale to certain of our officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriter to the public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus.

LEGAL MATTERS

The legality of our common stock has been passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, a professional corporation, 100 Light Street, Baltimore, Maryland, 21202. Baker, Donelson, Bearman, Caldwell & Berkowitz has consented to the references to their opinion in this offering circular. Holland & Knight LLP, Washington, DC, is acting as counsel for the underwriter in this offering.

INDEPENDENT AUDITOR

The Consolidated Financial Statements of Community Heritage Financial, Inc. and subsidiaries as of and for the years ended December 31, 2021 and 2020, included in this offering circular have been audited by Yount, Hyde & Barbour, P.C., as its independent auditor, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this offering circular. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this offering circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. You may access the offering statement, including its exhibits, at the SEC’s web site at www.sec.gov.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders

Community Heritage Financial, Inc.

Middletown, Maryland

Opinion

We have audited the consolidated financial statements of Community Heritage Financial, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable).

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the -we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the shareholder letter and selected financial data but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Roanoke, Virginia

March 24, 2022

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Years December 31, 2021 and 2020

	December 31,
	2021	2020
Assets
Cash and due from banks	$41,255,045	$28,785,202

Securities available-for-sale, at fair value	144,019,313	72,438,845
Restricted equity securities	337,700	462,100

Loans	610,501,481	558,966,588
Less allowance for loan loss	6,499,690	7,480,190
Loans, net	604,001,791	551,486,398

Loans held for sale	5,423,358	12,626,481
Premises and equipment, net	6,771,220	6,399,918
Right-of-use assets	2,300,829	2,666,896
Accrued interest receivable	1,971,018	2,199,489
Deferred tax assets	2,140,827	2,080,834
Bank-owned life insurance	6,475,067	5,279,741
Goodwill	1,656,507	1,656,507
Intangible assets	695	9,028
Other assets	1,556,355	2,089,838
Total Assets	$817,909,724	$688,181,277

Liabilities and Shareholders’ Equity

Liabilities
Deposits:
Non-interest-bearing demand	$272,399,626	$197,297,205
Interest-bearing	464,285,443	402,262,420
Total Deposits	736,685,070	599,559,625

Subordinated debt, net of amortized issuance cost	14,753,333	14,663,636
Other borrowings	1,887,060	8,558,178
Lease liabilities	2,367,676	2,714,979
Accrued interest payable	189,842	215,490
Other liabilities	5,071,852	9,508,874
Total Liabilities	760,954,833	635,220,782

Shareholders’ Equity
Preferred stock, par value $.01;shares authorized 1,000,000; no shares issued and outstanding,	—	—
Common stock, par value $.01; shares authorized 10,000,000; shares issued and outstanding at December 31, 2021 and 2020 2,251,320 and 2,251,320, respectively.	22,513	22,513
Additional paid in capital	28,537,379	28,523,004
Retained earnings	29,288,449	23,633,375
Accumulated other comprehensive (loss) income	(893,450)	781,603
Total Shareholders’ Equity	56,954,891	52,960,495

Total Liabilities and Shareholders’ Equity	$817,909,724	$688,181,277

See accompanying notes to the Consolidated Financial Statements

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Interest Income
Loans, including fees	$25,386,383	$22,934,974
Securities	1,653,013	1,073,590
Fed funds sold and other	57,272	152,726
Total interest income	27,096,668	24,161,290

Interest Expense
Deposits	1,834,432	3,411,990
Subordinated debt	952,197	947,409
Other borrowings expense	135,937	160,301
Total interest expense	2,922,566	4,519,700

Net interest income	24,174,102	19,641,590
Provision for loan losses	3,079,173	3,252,897
Net interest income after provision for loan losses	21,094,929	16,388,693

Non-interest income
Service charges on deposits	734,710	648,125
Earnings bank owned life insurance	162,162	144,962
Gain on sale of fixed assets	18,684	500
Gain on sale of securities	178,265	749,590
Gain on sale of loans	4,809,175	4,655,892
Other secondary market income	289,049	1,017,944
Other non-interest income	818,162	1,047,791
Total non-interest income	7,010,207	8,264,803

Non-interest expense
Salaries and employee benefits	11,446,557	11,147,427
Occupancy and equipment	2,811,633	2,738,468
Legal and professional fees	712,544	746,435
Advertising	297,595	271,442
Data processing	2,262,821	1,984,715
FDIC premiums	432,975	272,154
Other intangible amortization	8,333	8,333
Other	1,926,580	1,777,343
Total non-interest expense	19,899,038	18,946,317
Income before taxes	8,206,098	5,707,179
Income tax expense	2,190,813	1,579,761
Net Income	$6,015,285	$4,127,418

Basic and diluted earnings per share	$2.67	$1.83

See accompanying notes to the Consolidated Financial Statements

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2021 and 2020

	2021	2020
Net income	$6,015,285	$4,127,418

Other comprehensive (loss) income:
Unrealized holding (loss) gain on securities available for sale (net of tax of $(586,943) and $418,301, respectively)	(1,545,846)	1,101,689
Reclassification adjustment (net of tax of $(49,058) and $(206,287), respectively)	(129,207)	(543,303)
Other comprehensive (loss) income, net of tax	(1,675,053)	558,386

Comprehensive net income	$4,340,232	$4,685,804

See accompanying notes to the Consolidated Financial Statements

COMMUNITY HERITAGE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2021 and 2020

				ACCUMULATED
				OTHER
	COMMON	Additional	RETAINED	COMPREHENSIVE
	STOCK	Paid-in-Capital	EARNINGS	INCOME (LOSS)	TOTAL

BALANCE, DECEMBER 31, 2019	$22,513	$28,523,004	$19,866,168	$223,217	$48,634,902

Net Income	—	—	4,127,418	—	4,127,418

Other comprehensive income	—	—	—	558,386	558,386

Cash dividends ($0.16 per share)	—	—	(360,211)	—	(360,211)

BALANCE, DECEMBER 31, 2020	$22,513	$28,523,004	$23,633,375	$781,603	$52,960,495

Net Income	—	—	6,015,285	—	6,015,285

Other comprehensive loss	—	—	—	(1,675,053)	(1,675,053)

Stock based compensation expense	—	14,375	—	—	14,375

Cash dividends ($0.16 per share)	—	—	(360,211)	—	(360,211)

BALANCE, DECEMBER 31, 2021	$22,513	$28,537,379	$29,288,449	$(893,450)	$56,954,891

See accompanying notes to the Consolidated Financial Statements

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
CASH FLOWS FROM OPERATING ACTIVITIES:	2021	2020

Net Income	$6,015,285	$4,127,418
Adjustments to reconcile net income to cash resulting from operating activities:
Depreciation and amortization of premises and equipment	797,409	737,873
Provision for loan losses	3,079,173	3,252,897
Gain/Loss on sales and calls of investment securities	(178,265)	(749,590)
Gain on premises and equipment	(18,684)	(500)
Gain on sales of loans	(4,809,175)	(4,655,892)
Originations of loans held for sale	(290,649,258)	(203,067,019)
Proceeds from sales of loans held for sale	302,661,556	198,871,629
Amortization of intangibles	8,333	8,333
Amortization of debt issuance cost	89,697	89,696
Amortization of right-of-use assets	453,892	442,527
Stock based compensation expense	14,375	—
Earnings on bank owned life insurance	(162,162)	(144,962)
Deferred tax expense (benefit)	550,606	(1,313,267)
Decrease (increase) in accrued interest receivable	228,471	(966,865)
Decrease (increase) in other assets	558,535	(873,900)
Decrease in accrued interest payable	(25,648)	(64,342)
(Decrease) increase in other liabilities	(4,872,149)	2,152,390
Amortization of premium and discounts on investment securities, net	635,886	427,085
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	14,377,877	(1,726,489)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(102,477,651)	(77,195,621)
Proceeds from maturities, repayments and calls of securities available for sale	14,084,518	20,614,931
Proceeds from sales of securities available for sale	14,044,239	31,464,109
Proceeds from sales of fixed assets	57,000	500
Net (increase) in loans	(55,594,566)	(129,639,860)
Sale (Purchase) of FHLB stock, net	124,400	(69,900)
Purchases of fixed assets	(1,206,926)	(322,317)
Purchases of the bank owned life insurance	(1,033,164)	(167,936)
NET CASH (USED IN) INVESTING ACTIVITIES	$(132,002,150)	$(155,316,094)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in non-interest-bearing demand deposits	75,102,421	70,847,549
Net increase in interest-bearing deposits	62,023,024	82,005,565
Net (repayment) proceeds of other borrowings	(6,671,119)	8,269,139
Cash dividends paid	(360,211)	(360,211)
NET CASH PROVIDED BY FINANCING ACTIVITIES	130,094,116	160,762,042
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,469,843	3,719,459

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	28,785,202	25,065,743

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$41,255,045	$28,785,202

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$2,858,517	$4,417,854
Income taxes	$3,690,826	$1,770,047

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized (loss) gain on securities available for sale	$(2,311,056)	$770,400
Unsettled purchases of securities available for sale	$—	$3,588,594
Lease Liabilities arising from right of use assets	$87,825	$—

See accompanying notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations:

Community Heritage Financial, Inc. (“CMHF” or the “Company” on a consolidated basis), the parent company for its wholly-owned subsidiaries, Middletown Valley Bank (the “Bank”) and Millennium Financial Group, Inc. (“Mlend”), was established in November 2018 under the laws of the State of Maryland to serve as the holding company for the Bank. Establishment of the holding company occurred subsequent to an affirmative vote by shareholders and receipt of regulatory approval. Upon formation of the holding company, the Company’s reorganization was completed through a one-for-one share exchange in which the Bank’s shareholders received one share of CMHF’s common stock with a par value of $0.01 in exchange for each share of their $1 par value common stock of the Bank. CMHF is regulated under the Bank Holding Company Act of 1956, as amended, and is subject to regulation, supervision, and examination by the Federal Reserve Board.

Middletown Valley Bank is an independent and community-oriented financial institution offering a full range of retail and commercial banking services to individuals and businesses in its market area. Services are primarily provided to customers located in Frederick County and Washington County, Maryland, as well as the surrounding communities through the Bank’s network of eight branch locations. Its primary deposit products are demand, savings, and time deposits, and its primary lending products are real estate mortgages, commercial business loans and installment loans.

Middletown Valley Bank began serving customers in 1908 and is headquartered in Middletown, Maryland. The Bank is a Maryland chartered bank subject to regulation, supervision, and examination by the Maryland Office of Commissioner of Financial Regulation and the Federal Deposit Insurance Corporation (“FDIC”), and our deposits are insured by the FDIC up to $250,000 per depositor. In addition to two branch offices in Middletown, the Bank also has branches in:

●	Jefferson, Maryland,

●	Myersville, Maryland

●	Boonsboro, Maryland

●	Hagerstown, Maryland (2), and

●	Waynesboro, Pennsylvania

CMHF is parent company to the wholly owned subsidiary Millennium Financial Group, Inc. Millennium Financial Group Inc., (“Mlend”), is a full-service residential mortgage company, headquartered in Middletown, Maryland with additional lending offices located in Crofton, Maryland and Oakland, Maryland. Mlend is licensed in Maryland, Pennsylvania, Virginia, West Virginia and the District of Columbia and offers a full range of residential mortgage products to homebuyers for home purchases, refinancing and construction. Programs include but are not limited to conventional, USDA, VA, FHA, and Maryland Mortgage Program loans.

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices of the banking and mortgage industries. The following is a summary of the more significant policies.

Principles of Consolidation:

The consolidated financial statements of Community Heritage Financial, Inc. and its wholly owned subsidiaries, Middletown Valley Bank and Millennium Financial Group, Inc., include the accounts of all three companies. All material intercompany balances and transactions have been eliminated in consolidation.

Business Segments:

We primarily operate two business segments, commercial banking, and mortgage banking. The commercial banking segment includes both commercial and consumer lending and provides customers with products such as commercial loans, real estate loans, other business financing and consumer loans. In addition, this segment provides customers with several choice deposit products, including demand deposit accounts, savings accounts, and certificates of deposit. The mortgage banking segment engages primarily in the origination of residential mortgages for sale into the secondary market. For additional information, refer to Note 4,” Business Segments.”

Use of Estimates:

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of goodwill and other-than-temporary impairment of securities.

COVID-19:

Beginning in March 2020, the COVID-19 pandemic had a significant impact on our communities, customers, and operations. COVID-19 continued to have an impact in 2021 and thus far into 2022; however, the duration and extent of its effects over the longer term are dependent on future developments and cannot be reasonably estimated at this time. Risks arising from the pandemic may impact the future earnings, cash flows, and financial condition of the Company. These risks which are inherently uncertain, primarily include: the financial impact of the pandemic on our customers, the ability of those customers to fulfill their financial obligations to the Company, potential operational disruptions, the Company’s ability to generate demand for its products and services, and adverse changes in the valuation of collateral or other assets which may result in impairment charges. Accordingly, estimates used in the preparation of our financial statements may be subject to significant adjustments in future periods due to the unprecedented and evolving nature of the pandemic. The greater the duration and severity of the pandemic, the more likely that estimates will be materially impacted by its effects.

Presentation of Cash Flows:

For the purposes of reporting cash flows, the Company considers cash and cash equivalents as those amounts that are highly liquid instruments with an original maturity of three months or less. They are included in the balance sheet captions, “Cash and due from banks”.

Securities:

Investments in debt securities are classified as either held to maturity, available for sale, or trading. Currently, all debt securities are classified as available for sale. FHLB stock is classified as restricted and carried at cost. Available for sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) the Bank intends to sell the security or (ii) it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis. The Bank does not intend to sell the security and it is not more-than-likely that the Bank will be required to sell the security before recovery, management must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

Management regularly reviews each security for other-than-temporary impairment based on criteria that includes the extent to which costs exceed market price, the duration of that market decline, the financial health of and specific prospects for the issuer, its best estimate of the present value of cash flows expected to be collected from debt securities, its intention with regard to holding the security to maturity and the likelihood that the Bank would be required to sell the security before recovery.

For restricted equity securities, impairment is based on the ultimate recovery of par value. The impairment of a restricted equity security results in a write-down that must be included in income.

Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities, using the specific identification method.

Loans:

Loans are reported at their recorded investment, which is the principal amount outstanding, as adjusted for net deferred fees or cost of loan originations. The balance of the allowance for loan losses is netted against the recorded investment in loans on the balance sheet. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the yield on the related loans using the interest method. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on all classes of loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal in accordance with the loan’s contractual terms, or when a loan becomes contractually past due by ninety days or more with respect to principal or interest. All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of loan principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest. Loans are considered past due when the borrower is not current with their payments in accordance with the contractual terms of their loan agreement.

Loans Held for Sale:

The Company engages in the sale of residential mortgages, with originations initiated through Mlend or the Bank. Loans originated and intended for sale (Loans held for Sale) in the secondary market are carried at the lower of cost or fair value on an individual basis. Gains and losses on loans sold (sales proceeds minus carrying value) are recorded as a component of noninterest income in the consolidated statements of income. Direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon the sale of the loan. The servicing of loans held for sale is not retained once the sale is complete.

Allowance for Loan Losses:

An allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent losses that are probable within the loan portfolio. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans deemed uncollectible are charged off and deducted from the allowance, while subsequent recoveries are credited to the allowance.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established when the present value of expected future cash flows, the observable market price, or the fair value of the collateral, if the loan is collateral dependent, of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical losses adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial real estate, residential real estate, and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance consumer loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

As the first step in determining the general component of the allowance for loan losses, management calculates the historical loss percentage. The historical loss percentage is calculated based on the Bank’s experience as well as the experience of its peers. In instances where the Bank has not experienced losses, peer information will be used. The historical loss percentage calculated is applied to the quarter end balance of each portfolio segment. The historical component is further adjusted by management’s evaluation of various conditions per segment including the economy, trends in portfolio volume, concentrations, changes in experience and depth of lending staff, trends in problem loans, and trends in collateral and debt ratio exceptions.

Management has an established internally developed methodology to determine the adequacy of the allowance for loan losses that assesses the risks inherent in the loan portfolio. For purposes of determining the allowance for loan losses, management has segmented certain loans in the portfolio by product type. The loan portfolio is segmented based on risk characteristics into the following segments: commercial real estate, residential real estate, commercial, and consumer loans. Particular characteristics associated with each segment are detailed below:

●	Loans secured by commercial real estate carry risks associated with the success of the business and the ability to generate a positive cash flow sufficient to service debts. Real estate security diminishes risks only to the extent that a market exists for the subject collateral.

●	Residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

●	Commercial loans not secured by real estate carry risks associated with the successful operation of a business, and the repayments of these loans depend on the profitability and cash flows of the business. Additional risk relates to the value of collateral, if any, where depreciation occurs, and the valuation is less precise.

●	Consumer loans carry risks associated with the continued creditworthiness of the borrower and the value of the collateral, such as automobiles which may depreciate more rapidly than other assets. In addition, these loans may be unsecured. Consumer loans are more likely than real estate loans to be immediately affected in an adverse manner by job loss, divorce, illness, or personal bankruptcy.

Troubled Debt Restructurings:

In situations where, for economic or legal reasons related to a borrower’s financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring, (“TDR”). Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. At December 31, 2021 and 2020, there were loans in the amount of $1.9 million and $1.04 million, respectively that were modified in troubled debt restructurings. There were no commitments to lend additional funds to these borrowers as of December 31, 2021 and 2020.

During 2020, the Bank approved payment deferrals for customers experiencing hardships related to COVID-19. These deferrals were for no more than six months in duration and for loans that were not more than 30 days past due as of December 31, 2019. As such, they were not considered TDRs based on the relief provisions of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act and recent interagency regulatory guidance. As of December 31, 2021 and 2020 there were loans in the amount of $3.22 million and $6.8 million, respectively, still on deferral.

Transfers of Financial Assets:

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Other Real Estate Owned:

Properties acquired by foreclosure, or deed in lieu of foreclosure are initially recorded at fair value less cost to sell and subsequently at the lower of the initially recorded amount and capitalized costs or estimated fair value less cost to sell. Costs of carrying the real estate are charged to expense. As of December 31, 2021, and 2020, the Bank had no other real estate owned. At December 31, 2021, and 2020, the Bank had no consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process.

Paycheck Protection Program:

Beginning in April 2020, the Bank originated loans under the Paycheck Protection Program (PPP) of the Small Business Administration (SBA). PPP loans are fully guaranteed by the SBA, and in some cases, borrowers may be eligible to obtain forgiveness of the loans, in which case loans would be repaid by the SBA. As repayment of the PPP loans is guaranteed by the SBA, the Bank does not recognize a reserve for PPP loans in its allowance for loan losses. The Bank received fees from the SBA of one percent to five percent of the principal amount of each loan originated under the PPP. Fees received from the SBA are recognized net of direct origination costs in interest income over the life of the related loans. Recognition of fees related to PPP loans is dependent upon the timing of ultimate repayment or forgiveness. Aggregate fees from the SBA of $3.6 million, net of direct costs, are being recognized in interest income over the life of the loans. As of December 31, 2021 and 2020 there were $392 thousand and $1.2 million, respectively, in net fees which remained unrecognized.

Premises and Equipment:

Land is carried at cost. Premises and equipment, including construction of major capital additions, are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis. The estimated useful lives for computing depreciation on premises and equipment range from 3 to 50 years in each of these categories. Maintenance and repairs are charged to operating expenses as incurred.

Bank Owned Life Insurance:

The Bank has purchased life insurance policies on certain key executives and other officers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value. Any increase in the cash surrender value is recorded as noninterest income in the Consolidated Statements of Income. In the event of the death of an individual under these policies, the Bank would receive a death benefit which would also be recorded as noninterest income on the Consolidated Statements of Income.

Equity Based Compensation:

Compensation cost is recognized for equity awards issued to employees, based on the fair value of these awards at the date of grant using an observable market price. The Company classifies stock awards as equity. Compensation cost is recognized over the required service period on a straight-line basis. The Company’s accounting policy is to recognize forfeitures as they occur.

Earnings Per Common Share:

Basic earnings per common share (“EPS”) represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by assuming dilution of common shares and adjusting net income for compensation cost attributable to the equity based compensation plan. Basic and diluted average shares outstanding were 2,251,320 for the years ended December 31, 2021 and 2020. Basic and dilutive earnings per share were $2.67 and $1.83 at December 31, 2021 and December 31, 2020, respectively.

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits, if any, in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the Consolidated Statements of Income. As of December 31, 2021, and 2020, there was no liability recorded for unrecognized tax benefits.

Advertising Costs:

The Company accounts for its advertising costs as a charge to operations as the costs are incurred. Advertising costs were $298 thousand and $271 thousand for the years ended December 31, 2021 and 2020, respectively, and are included in other non-interest expenses in the Consolidated Statements of Income.

Comprehensive Income (Loss):

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss). All the Company’s other comprehensive income relates to unrealized gains and losses on available for sale securities for the years ended December 31, 2021 and 2020.

Restrictions on Retained Earnings:

According to certain banking regulations, there is a restriction on availability of the Bank’s retained earnings for the payment of dividends.

Goodwill and Other Intangible Assets:

Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company performs an annual goodwill impairment test, which is generally conducted in the fourth quarter. As of December 31, 2021, and 2020 there was no impairment to goodwill. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible amortization expense was $8,333 for both years ended December 31, 2021, and 2020.

Recent Accounting Pronouncements:

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. For public business entities that meet the definition of a U.S. Securities and Exchange Commission (SEC) filer, excluding smaller reporting companies, the standard was effective for fiscal years beginning after December 15, 2019, including interim periods in those fiscal years. All other entities will be required to apply the guidance for fiscal years, and interim periods within those years, beginning after December 15, 2022. The Company is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements. The Company has formed a committee to address the compliance requirements and has engaged a third-party consultant to aid in modeling, assumptions, and testing. The Company is running a parallel model and data validations have been performed.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The amendments in this ASU simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its’ carrying amount. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Public business entities that are not SEC filers should adopt the amendments in this ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has adopted ASU 2017-04 and performs impairment testing annually. Thus far there has been no impact on the consolidated financial statements.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin (SAB) 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB ASC 326, “Financial Instruments – Credit Losses.” It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology.

In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2021-01 “Reference Rate Reform (Topic 848): Scope.” This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company has identified and is in the process of modifying loans that are directly or indirectly influenced by LIBOR. The Company is assessing ASU 2020-04 and its impact on the transition away from LIBOR for loans and other financial instruments.

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” The ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas. In addition, the amendment updates the disclosure requirements for convertible instruments to increase the information transparency. For public business entities, excluding smaller reporting companies, the amendments in the ASU are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2020-06 has not had a material impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable fees and Other Costs.” This ASU clarifies that an entity should reevaluate whether a callable debt security is within the scope of ASC paragraph 310-20-35-33 for each reporting period. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is not permitted. All entities should apply ASU No. 2020-08 on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. The Company does not expect the adoption of ASU 2020-08 to have a material impact on its consolidated financial statements.

Note 2. Earnings Per Common Share (EPS)

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity. The basic and diluted earnings per share calculations are as follows:

	For Years ended December 31,
	2021	2020
Numerator:
Net income available to shareholders	$6,015,285	$4,127,418
Basic EPS weighted average shares outstanding	2,251,320	2,251,320

Effect of dilutive securities:
Incrementable shares attributable to restricted stock units	11	—
Diluted EPS weighted-average shares	2,251,331	2,251,320

Basic earnings per common shares	$2.67	$1.83
Diluted earnings per common shares	$2.67	$1.83

Note 3. Goodwill and Other Intangibles

Goodwill and other intangibles were recorded as a result of CMHF’s acquisition of Mlend in 2019. Other intangibles are composed solely of a non-compete agreement entered into as a result of the acquisition, which is being amortized to income over the three-year life of the agreement. The following table provides information on the components of goodwill and other intangibles recorded in the Consolidated Balance Sheets at December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Non-compete intangible:
Cost	$25,000	$25,000
Accumulated amortization	(24,305)	(15,972)
Non-compete intangible, net	$695	$9,028

Carrying value of goodwill:	1,656,507	1,656,507

Amortization expense included in other intangible amortization in the Consolidated Statements of Income was $8,333 thousand for both as of December 31, 2021, and 2020.

The following table provides information on the expected future amortization of the non-compete intangible:

For the Years Ending December 31,
2022	$695
Total	$695

Note 4. Business Segments

The Company has two reportable business segments: commercial banking and mortgage banking. Revenues from commercial banking operations consist primarily of interest earned on loans and investment securities as well as fees earned on deposit accounts and from other ancillary services provided to our depositors. Mortgage banking operating revenues consist primarily of gains on sales of loans in the secondary market, mortgage banking fee income related to loan originations, and interest earned on mortgage loans held for sale.

The results of operations associated with the holding company are comprised primarily of interest expense associated with the Company’s subordinated debt and general corporate expenses. The results of the holding company are not directly associated with the Company’s evaluation of its business lines and are included in “Other” below.

Information about reportable business segments and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, 2021 and 2020 are as follows:

COMMUNITY HERITAGE FINANCIAL, INC AND SUBSIDIARIES

OPERATING RESULTS BY BUSINESS SEGMENT

As of and for the Year Ended December 31, 2021

	Commercial	Mortgage
	Banking	Banking	Other	Eliminations	Consolidated
Revenues:
Interest income	$26,973,664	$219,971	$—	$(96,967)	$27,096,668
Gain on sales of loans	—	4,809,175	—	—	4,809,175
Other secondary market income	—	426,557	—	(137,508)	289,049
Other non-interest income	1,880,495	31,488	—	—	1,911,983
Total operating income	28,854,159	5,487,191	—	(234,475)	34,106,875

Expenses
Provision for loan losses	3,079,173	—	—	—	3,079,173
Interest expense	1,835,553	231,783	952,197	(96,967)	2,922,566
Non-interest expense	16,182,695	3,552,942	300,909	(137,508)	19,899,038
Total operating expenses	21,097,421	3,784,725	1,253,106	(234,474)	25,900,777

Income (loss) before taxes	7,756,983	1,702,221	(1,253,106)	—	8,206,098
Income tax expense (benefit)	1,979,202	468,451	(256,840)	—	2,190,813
Net income (loss)	$5,777,781	$1,233,770	$(996,266)	$—	$6,015,285

Total assets	$811,886,986	$11,036,757	$72,212,975	$(77,226,994)	$817,909,724
Goodwill and other intangible	—	1,657,202	—	—	1,657,202
Capital expenditures	981,197	—	—	—	981,197

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

OPERATING RESULTS BY BUSINESS SEGMENTS

As of and for the Year Ended December 31, 2020

	Commercial	Mortgage
	Banking	Banking	Other	Eliminations	Consolidated
Revenues:
Interest Income	$24,023,741	$259,450	$—	$(121,901)	$24,161,290
Gain on Sales of loans	—	4,655,892	—	—	4,655,892
Other secondary market income	—	1,209,784	—	(191,840)	1,017,944
Other non-interest income	2,125,041	465,926	—	—	2,590,967
Total operating income	26,148,782	6,591,052	—	(313,741)	32,426,093

Expenses
Provision for loan losses	3,252,897	—	—	—	3,252,897
Interest expense	3,460,947	233,245	947,409	(121,901)	4,519,700
Non-interest expense	15,616,056	3,179,395	342,706	(191,840)	18,946,317
Total operating expenses	22,329,900	3,412,640	1,290,115	(313,741)	26,718,914

Income (loss) before taxes	3,818,882	3,178,412	(1,290,115)	—	5,707,179
Income tax expense (benefit)	955,353	874,699	(250,291)	—	1,579,761
Net income (loss)	$2,863,529	$2,303,713	$(1,039,824)	$—	$4,127,418

Total Assets	$672,286,999	$18,146,883	$68,093,987	$(70,346,592)	$688,181,277
Goodwill and other intangible	—	1,665,534	—	—	1,665,534
Capital expenditures	238,576	34,142	—	—	272,717

Note 5.        Investment Securities

There were no securities held to maturity as of December 31, 2021 and 2020.

The amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses as of December 31, 2021 and 2020 were as follows:

	Amortized	Gross Unrealized	Gross Unrealized	Estimated
As of and for the year ended December 31, 2021	Amortized Cost	Gains	Losses	Fair Value
U.S Government Agency	$5,520,714	$—	$(72,904)	$5,447,810
Mortgage Backed	83,512,858	109,467	(1,207,112)	82,415,213
Municipals	35,633,520	242,983	(261,091)	35,615,412
Corporates	20,584,904	227,788	(271,814)	20,540,878
Total	$145,251,996	$580,238	$(1,812,921)	$144,019,313

	Amortized	Gross Unrealized	Gross Unrealized	Estimated
As of and for the year ended December 31, 2020	Amortized Cost	Gains	Losses	Fair Value
U.S. Treasuries	$999,916	$1,564	$—	$1,001,480
Mortgage Backed	37,007,159	498,342	(4,590)	37,500,911
Municipals	22,790,334	408,083	(12,118)	23,186,299
Corporates	10,563,065	198,620	(11,530)	10,750,155
Total	$71,360,474	$1,106,609	$(28,238)	$72,438,845

Securities carried at estimated fair value of $10.10 million and $13.37 million at December 31, 2021 and 2020 respectively, were pledged to secure public funds and for other purposes as required or permitted by law. In 2021, the Company recognized gross gains of $196 thousand and $18 thousand gross losses. In 2020, the Company recognized gross gains of $754 thousand and gross losses of $4 thousand on the sales of securities.

The amortized cost and estimated fair value of debt securities at December 31, 2021, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

As of December 31, 2021	Amortized Cost	Estimated Fair Value
Due in one year or less	$654,767	$655,840
Due after one year through five years	3,987,383	3,994,456
Due after five years through ten years	30,331,947	30,180,539
Due after ten years	110,277,899	109,188,478
	$145,251,996	$144,019,313

The following tables show the securities available-for-sale with gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2021 and 2020:

		Less than twelve months		Twelve Months or Greater		Total
			Gross		Gross		Gross
	Number of	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
As of December 31, 2021	Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S Government Agency	4	$5,447,810	$(72,904)	$—	$—	$5,447,810	$(72,904)
Mortgage backed	52	74,045,218	(1,151,522)	1,446,691	(55,590)	75,491,909	(1,207,112)
Municipals	30	23,460,115	(255,810)	559,190	(5,282)	24,019,305	(261,091)
Corporates	16	13,472,559	(271,814)	—	—	13,472,559	(271,814)
Total	102	$116,425,702	$(1,752,050)	$2,005,881	$(60,872)	$118,431,583	$(1,812,921)

		Less than twelve months		Twelve Months or Greater		Total
			Gross		Gross		Gross
	Number of	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
As of December 31, 2020	Securities	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
Mortgage backed	2	$1,628,939	$(4,590)	$—	$—	$1,628,939	$(4,590)
Municipals	2	1,639,495	(12,118)	—	—	1,639,495	(12,118)
Corporates	5	2,738,470	(11,530)	—	—	2,738,470	(11,530)
Total	9	$6,006,904	$(28,238)	$—	$—	$6,006,904	$(28,238)

Management evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. At December 31, 2021 the Bank has three securities that have been in an unrealized loss position for greater than twelve months. The unrealized losses on debt securities are reflective of interest rate fluctuations and are not a reflection of credit deterioration. Because the Bank does not intend to sell these investments and it is more likely than not that the Bank will not be required to sell these investments before recovery of the amortized cost basis, which may be maturity, the Bank does not consider these investments to be other-than-temporarily impaired at December 31, 2021.

Note 6.        Loans and Allowance for Loan Losses

Loans outstanding as of December 31, 2021 and 2020, are categorized as follows:

	As of December 31,
	2021		2020
	Amount	Percent	Amount	Percent
Commercial real estate	$273,325,125	44.9%	$245,561,346	43.9%
Residential real estate	163,070,140	26.8%	135,352,754	24.2%
Commercial	171,727,599	28.2%	177,190,311	31.7%
Consumer	809,531	0.1%	791,325	0.1%
Total gross loans	$608,932,395	100.0%	$558,895,736	100.0%

Net deferred loan costs	1,569,086		70,852
Allowance for loan losses	(6,499,690)		(7,480,190)
Total net loans	$604,001,791		$551,486,398

As of December 31, 2021 and 2020, overdraft deposits reclassified as loans totaled $46 thousand and $33 thousand, respectively.

The following tables summarize the activity in the allowance for loan losses by loan class for the years ended December 31, 2021 and 2020:

	Commercial	Residential
As of and for the year ended December 31, 2021	Real Estate	Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$3,607,150	$1,344,653	$2,501,278	$27,109	$7,480,190
Provision for loan losses	(1,049,039)	402,798	3,700,234	25,179	3,079,173
Charge-offs	—	—	(4,595,494)	(15,818)	(4,611,312)
Recoveries	—	—	541,088	10,551	551,639
Ending Balance	$2,558,111	$1,747,451	$2,147,107	$47,021	$6,499,690

Allowance for credit losses:
Individually evaluated for impairment in accordance with ASC-310-10	$—	$—	$79,190	$20,000	$99,190
Collectively evaluated for impairment	2,558,111	1,747,451	2,067,917	27,021	6,400,500
Ending Balance	$2,558,111	$1,747,451	$2,147,107	$47,021	$6,499,690

	Commercial	Residential
As of and for the year ended December 31, 2020	Real Estate	Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$1,852,081	$1,042,910	$1,303,371	$36,953	$4,235,315
Provision for loan losses	1,755,069	301,743	1,197,907	(1,822)	3,252,897
Charge-offs	—	—	—	(13,710)	(13,710)
Recoveries	—	—	—	5,688	5,688
Ending Balance	$3,607,150	$1,344,653	$2,501,278	$27,109	$7,480,190

Allowance for credit losses:
Individually evaluated for impairment in accordance with ASC-310-10	$—	$—	$33,323	$—	$33,323
Collectively evaluated for impairment	3,607,150	1,344,653	2,467,955	27,109	7,446,867
Ending Balance	$3,607,150	$1,344,653	$2,501,278	$27,109	$7,480,190

The following tables summarize the recorded investments in loans as of December 31, 2021 and 2020, related to each balance in the allowance for loan losses by the portfolio segment and disaggregated based on the Bank’s impairment methodology:

	Commercial	Residential
As of December 31, 2021	Real Estate	Real Estate	Commercial	Consumer	Total
Recorded investment in loans:
Individually evaluated for impairment	$121,103	$2,827,555	$79,190	$20,000	$3,047,848
Collectively evaluated for impairment	273,204,022	160,242,585	171,648,409	789,531	605,884,547
Ending Balance	$273,325,125	$163,070,140	$171,727,599	$809,531	$608,932,395

As of December 31, 2020
Recorded investment in loans:
Individually evaluated for impairment	$201,583	$522,928	$315,646	$—	$1,040,157
Collectively evaluated for impairment	245,359,763	134,829,826	176,874,665	791,325	557,855,579
Ending Balance	$245,561,346	$135,352,754	$177,190,311	$791,325	$558,895,736

Management evaluates the credit quality of all loans based on an internal grading system that estimates the capability of the borrower to repay the contractual terms of their loan agreement as scheduled or at all. The Bank’s internal risk grading is based on experiences with similarly graded loans. This analysis is performed on an ongoing basis as new information is obtained. The Bank uses the following definitions for adverse risk ratings:

●	Special Mention - Loans classified as special mention have a potential weakness that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

●	Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the possibility that the institution will sustain some loss if the deficiencies are not corrected.

●	Doubtful - A loan classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard, and doubtful within the Bank’s internal risk rating system as of December 31, 2021 and 2020:

		Special
As of December 31, 2021	Pass	Mention	Substandard	Doubtful	Total
Commercial Real Estate:
Construction and
Land Development	$53,493,806	$—	$—	$—	$53,493,806
Multifamily	11,888,198	—	—	—	11,888,198
Other	206,901,655	920,363	121,103	—	207,943,121
Residential Real Estate	159,933,935	—	3,136,205	—	163,070,140
Commercial	171,147,735	—	579,864	—	171,727,599
Consumer, primarily home equity lines	789,531	—	20,000	—	809,531
Total gross loans	$604,154,860	$920,363	$3,857,172	$—	$608,932,395

		Special
As of December 31, 2020	Pass	Mention	Substandard	Doubtful	Total
Commercial Real Estate:
Construction and
Land Development	$58,058,471	$—	$—	$—	$58,058,471
Multifamily	12,725,410	—	—	—	12,725,410
Other	173,607,681	968,201	201,583	—	174,777,465
Residential Real Estate	133,354,167	98,386	1,900,201	—	135,352,754
Commercial	169,799,051	1,992,228	5,399,032	—	177,190,311
Consumer, primarily home equity lines	791,325	—	—	—	791,325
Total gross loans	$548,336,105	$3,058,815	$7,500,816	$—	$558,895,736

The following tables reflect past due and nonaccrual loans as of December 31, 2021 and 2020:

	30-59 Days	60-89 Days	90 or More Days	Current	Total Recorded Investment	Nonaccrual
As of December 31, 2021	Past Due	Past Due	Past Due	Loans	in Loans	Loans
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$53,493,806	$53,493,806	$—
Multifamily	—	—	—	11,888,198	11,888,198	—
Other	—	—	—	207,943,121	207,943,121	121,103
Residential Real Estate	267,387	579,403	40,504	162,182,846	163,070,140	1,871,058
Commercial	—	—	—	171,727,599	171,727,599	79,190
Consumer	20,000	—	—	789,531	809,531	20,000
Total gross loans	$287,387	$579,403	$40,504	$608,025,101	$608,932,395	$2,091,351

	30-59 Days	60-89 Days	90 or More Days	Current	Total Recorded Investment	Nonaccrual
As of December 31, 2020	Past Due	Past Due	Past Due	Loans	in Loans	Loans
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$58,058,471	$58,058,471	$—
Multifamily	—	—	—	12,725,410	12,725,410	—
Other	—	—	—	174,777,465	174,777,465	201,583
Residential Real Estate	—	—	53,335	135,299,419	135,352,754	522,928
Commercial	—	—	—	177,190,311	177,190,311	282,323
Consumer	—	—	—	791,325	791,325	—
Total gross loans	$—	$—	$53,335	$558,842,401	$558,895,736	$1,006,834

There were no loans 90 days or more past due and still accruing as of December 31, 2021 and 2020.

The following tables summarize information regarding impaired loans, including TDRs, presented by class of loans as of December 31, 2021 and 2020:

	Unpaid			Average	Interest
	Principal	Recorded	Related	Recorded	Income
December 31, 2021	Balance	Investment	Allowance	Investment	Recognized
With No Related Allowance Recorded:
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	588,859	121,103	—	161,343	—
Residential Real Estate	3,118,410	2,827,554	—	2,870,338	107,513
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
	$3,707,269	$2,948,657	$—	$3,031,681	$107,513

With an Allowance Recorded:
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Commercial	85,000	79,190	79,190	81,021	—
Consumer	20,000	20,000	20,000	20,000	2,069
	$105,000	$99,190	$99,190	$101,021	$2,069

	Unpaid			Average	Interest
	Principal	Recorded	Related	Recorded	Income
December 31, 2020	Balance	Investment	Allowance	Investment	Recognized
With No Related Allowance Recorded:
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	628,707	201,583	—	235,991	—
Residential Real Estate	738,291	522,928	—	554,365	—
Commercial	291,332	282,323	—	330,014	9,009
Consumer	—	—	—	—	—
	$1,658,330	$1,006,834	$—	$1,120,370	$9,009

With an Allowance Recorded:
Commercial Real Estate:
Construction and Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Commercial	33,323	33,323	33,323	33,430	—
Consumer	—	—	—	—	—
	$33,323	$33,323	$33,323	$33,430	$—

The Bank identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions and negative trends may result in a payment default in the near future.

There were two new residential loans modified in a TDR during the year ended December 31, 2021 for a total of $945 thousand. These modifications included a reduction in the interest rate on both loans and an extension of the maturity on one loan. There was one new modification during the year ended December 31, 2020 totaling $102 thousand. This modification included a reduction in interest rate and an extension of the maturity. There were no TDRs that subsequently defaulted within 12 months of their modification during the years ended December 31, 2021 and 2020.

Note 7.        Premises and Equipment

The components of premises and equipment at December 31, 2021 and 2020 are as follows:

	For the Years Ended December 31,
	2021	2020
Premises and land	$7,785,352	$7,812,337
Leasehold improvements	1,329,164	675,580
Furniture and fixtures	970,240	892,123
Equipment and software	3,491,486	3,095,352
Total Cost	$13,576,242	$12,475,392

Accumulated depreciation	(6,805,022)	(6,075,475)

Total premises and equipment, net	$6,771,220	$6,399,918

Depreciation expense amounted to $797 thousand and $738 thousand during the years ended December 31, 2021 and 2020, respectively.

Note 8:        Leases

The Company follows ASU No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The right-of-use assets and lease liabilities detailed below include five locations used by the Bank and three locations used by Mlend at December 31, 2021 and four locations used by the Bank and three locations used by Mlend at December 31, 2020. Short-term leases, including those with initial terms of 12 months or less, are not included in these balances. Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term, or for variable lease payments, in the period in which the obligation was incurred.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs, and any incentives received from the lessor.

The Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases:

	As of December 31, 2021
	Bank		Mlend		Consolidated
Lease liabilities	$1,776,158		$591,519		$2,367,676
Right-of-use assets	$1,720,860		$579,969		$2,300,829
Weighted average remaining lease term	6.5	years	7.1	years	6.7	years
Weighted average discount rate	3.08%		3.28%		3.13%

	For the Year Ended December 31, 2021
	Bank	Mlend	Consolidated
Operating lease cost	$443,243	$118,531	$561,774
Short-term lease cost	1,435	194	1,629
Total lease cost	$444,678	$118,725	$563,403

Cash paid for amounts included in the measurement of lease liabilities	$427,847	$87,600	$515,447

	As of December 31, 2020
	Bank		Mlend		Consolidated
Lease liabilities	$2,056,249		$658,729		$2,714,979
Right-of-use assets	$2,015,558		$651,338		$2,666,896
Weighted average remaining lease term	7.1	Years	8.1	years	7.4	years
Weighted average discount rate	3.15%		3.28%		3.18%

	For the Year Ended December 31, 2020
	Bank	Mlend	Consolidated
Operating lease cost	$431,239	$118,949	$550,188
Short-term lease cost	1,488		1,488
Total lease cost	$432,727	$118,949	$551,677

Cash paid for amounts included in the measurement of lease liabilities	$413,587	$88,150	$501,737

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities at December 31, 2021, was as follows:

	As of December 31, 2021
Lease payments due	Bank	Mlend	Consolidated
Year ended December 31, 2022	$403,108	$87,600	$490,708
Year ended December 31, 2023	405,614	87,600	493,214
Year ended December 31, 2024	404,673	94,475	499,148
Year ended December 31, 2025	218,340	95,730	314,070
Year ended December 31, 2026	70,805	96,360	167,165
Thereafter	474,788	201,905	676,693
Total undiscounted cash flows	1,977,328	663,670	2,640,998
Discount	(201,170)	(72,152)	(273,322)
Lease liabilities	$1,776,158	$591,519	$2,367,676

Note 9.        Deposits

The components of deposits for the years ending December 31, 2021 and 2020 were as follows:

	For the Years Ended December 31,
	2021	2020
Non-interest bearing deposits	$272,399,626	$197,297,205
Interest bearing deposits
NOW accounts	95,100,698	72,889,183
Money market accounts	201,093,248	159,851,013
Savings accounts	79,990,672	67,106,504
Time deposits accounts	88,100,826	102,415,721
Total interest bearing deposits	464,285,443	402,262,420

Total deposits	$736,685,070	$599,559,625

The following is a schedule of the future maturities of time deposits as of December 31, 2021:

For the Year Ending December 31:
2022	$48,214,020
2023	31,232,722
2024	4,943,535
2025	1,880,681
2026	1,829,868
$88,100,826

Time deposits in denominations of $250,000 or more amounted to $31.5 million and $43.1 million, respectively, at December 31, 2021 and 2020. Included in total deposits at December 31, 2021 and 2020 were insured cash sweep (ICS) and CDARS deposits in the amount of $70 million and $55.5 million, respectively. Other brokered deposits included in total deposits at December 31, 2021 and 2020 were $246 thousand and $8.8 million, respectively.

Note 10.      Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Maryland. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examination by tax authorities for years prior to 2018.

The following table reflects the provision for income taxes charged (credited) to operations for the years ending December 31, 2021 and 2020:

	For the Years Ended December 31,
	2021	2020
Current tax expense	$1,640,207	$2,893,028
Deferred tax expense (benefit)	550,606	(1,313,267)
Total income tax	$2,190,813	$1,579,761

A reconciliation of the federal statutory income tax rate on pre-tax income to the provision for income taxes was as follows for the years ending December 31, 2021 and 2020:

	For the Years Ending December 31,
	2021	2020
Federal tax statutory rate	21.00%	21.00%

Federal tax at statutory rate	$1,723,281	$1,198,509
Increase (decrease) resulting from the following:
State income taxes, net of federal tax benefit	522,783	357,996
Tax-exempt interest income	(91,737)	(81,363)
Bank owned life insurance income	(34,054)	(30,442)
Non-deductible interest expense	2,713	4,524
Other non-deductible expenses	17,803	18,512
Other, net	50,024	112,025
Total income tax expense	$2,190,813	$1,579,761

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020 were as follows:

	As of December 31,
	2021	2020
Deferred Tax Assets
Allowance for loan losses	$1,755,077	$1,999,688
Lease Liabilities	651,585	747,162
Supplemental benefits expense	147,965	150,969
Deferred compensation liability	109,689	46,628
Allowance for off-balance sheet credit exposures	284,796	266,119
Unrealized loss on available for sale securities	339,235	—
Non-accrual interest	219,658	183,309
Other	50,113	87,537
Total deferred tax asset	$3,558,118	$3,481,412

Deferred Tax Liabilities
Right of use assets	(633,188)	(733,929)
Unrealized gain on available for sale securities	—	(296,768)
Deferred loan costs, net	(431,812)	(18,998)
Depreciation	(352,291)	(350,883)
Total deferred tax liabilities	(1,417,291)	(1,400,578)

Net deferred tax assets	$2,140,827	$2,080,834

Note 11.      Borrowings

At December 31, 2021, the Bank had $15.5 million available in unsecured borrowings with other financial institutions with interest rates on these agreements equal to the prevailing federal funds rate. In addition, the Bank had access to $5 million in short-term borrowing capacity from the Federal Reserve Discount Window with an interest rate equal to 0.75%. The Bank also has access to a credit line with The Federal Home Loan Bank of Atlanta (FHLBA) that may be utilized for short and long-term borrowings. At December 31, 2021 and 2020, the Bank had no outstanding borrowings with the FHLBA. Total credit availability with the FHLBA at December 31, 2021 was $193.6 million. Advances under this line of credit are secured by a portion of the Bank’s loan portfolio, which at December 31, 2021, would have allowed the Bank to access up to $115.2 million of credit without pledging additional loans as collateral.

The Bank also had a $1.0 million letter of credit at December 31, 2021 and 2020 with another financial institution for contingency funding purposes.

Other borrowings of $1.9 million and $8.6 million at December 31, 2021 and 2020, respectively, consisted of Mends’ draws on warehouse lines of credit maintained at other financial institutions. Draws on the warehouse lines of credit are collateralized by the specific mortgage loans held for sale which are funded by advances on the lines. The total warehouse lines of credit were $11 million and $5 million, with a remaining credit availability of $9.1 million and $2.4 million at December 31, 2021 and 2020, respectively.

 Note 12.     Related Party Transactions

The Company has, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, principal stockholders, their immediate families, and affiliated companies (collectively referred to as “Related Parties”). These transactions are executed on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers.

The following schedule presents the activity of loans with the Company’s Related Parties for the years ended December 31, 2021 and 2020:

	December 31,
	2021	2020
Beginning balance	$890,625	740,450
Effect of changes in the composition of related parties	3,419,754	(372,894)
Advances	425,425	935,827
Principal curtailments	(161,717)	(412,758)
Ending balance	$4,574,087	$890,625

The aggregate amount of deposits of executive officers, directors, and their related interests was $4.9 million and $4.6 million at December 31, 2021 and 2020, respectively.

Mlend leases its Middletown, Maryland location from Fordham Holdings, LLC, and leases its Oakland, Maryland location from Dry Dock Plaza, LLC. Fordham and Dry Dock are legal entities owned by a member of executive management. The related lease liabilities included in the total of lease liabilities disclosed in Note 8. – Leases was $595 thousand and $659 thousand at December 31, 2021 and 2020, respectively.

Note 13.      Commitments and Contingencies

The Company is subject to legal proceedings which are incidental to the ordinary course of business. In the opinion of the management of the Company, there are no material pending legal proceedings to which the Company is a party to, or which involve any of its property.

Note 14.      Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The contract amounts of these financial instruments at December 31, 2021 and 2020 are as follows:

	2021	2020
Commitments to extend credit	$197,798,000	$162,134,000
Standby letters of credit and financial guarantees written	$4,131,457	$3,945,689

Commitments to extend credit are agreements to lend to a customer if there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral supporting those commitments when deemed necessary by management.

At December 31, 2021 and 2020, the Company, primarily through Mlend, had interest rate lock commitments to originate mortgage loans totaling $12.6 million and $30.9 million, respectively. The Company enters into corresponding commitments with third-party investors to sell each of these loans that close on a best-efforts basis.

Note 15.      Concentrations of Credit Risk

The Bank extends credit for real estate construction, land development, commercial and residential loans, to customers throughout its market area. Although the Bank has a diversified loan portfolio, a substantial portion of its customers’ ability to honor their contracts is dependent upon the real estate economic sector.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon the extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but generally includes equipment and real estate.

The Bank has concentrations of deposits with other financial institutions. At December 31, 2021, there was $8.4 million of cash balances outstanding in excess of the FDIC insurance levels.

Note 16.      Profit Sharing Plans

The Bank has a deferred compensation, (401(k)), profit sharing plan and trust for all employees who are 21 years of age or older and who have completed 90 days of employment. The plan permits eligible participants to contribute the maximum percentage allowable by law. At its discretion, the Bank may make matching and/or profit-sharing plan contributions. The Bank made discretionary contributions of $174 thousand and $158 thousand to the plan during the years ended December 31, 2021 and 2020, respectively.

Mlend also has a deferred compensation (401(k)) profit sharing plan and trust, which is separate and distinct from the Bank plan. All employees who are 21 years of age or older and who have completed one month of employment are eligible to participate. The plan permits eligible participants to contribute the maximum percentage allowable by law. At its discretion, Mlend may make matching and/or profit-sharing plan contributions. Mlend made discretionary contributions of $49 thousand and $33 thousand to the plan for the years ended December 31, 2021 and 2020, respectively.

Note 17.      Other Benefit Plans

The Bank adopted a defined benefit SERP for certain Executive Officers. The defined benefit SERP on the Executive Officers includes a vesting schedule. The supplemental benefit expense for the years ended December 31, 2021 and 2020 was $39 thousand and $44 thousand, respectively. The related liability balance at December 31, 2021 and 2020 was $538 thousand and $549 thousand, respectively. The plans are unfunded; however, life insurance has been acquired on the life of the employees in amounts sufficient to help meet the costs of the obligations.

In 2018, the Bank established a nonqualified deferred compensation plan which allows certain key employees to defer a portion of their compensation and provide for supplemental retirement benefits.  The plan is unfunded; however, such deferrals accumulate gains and losses based on certain deemed investment options.  The Bank may also, at its discretion, make matching contributions to participant accounts.  All such contributions vest over a three-year period from the end of the year in which the contributions are made. Plan participation began in 2019, and the net deferred compensation liability recorded in other liabilities on the Consolidated Balance Sheets was $362 thousand and $169 thousand at December 31, 2021 and 2020, respectively.  The Bank has purchased bank owned life insurance to economically hedge changes in the nonqualified deferred compensation liability.

Note 18.      Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amount and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

In 2020, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio framework, (“CBLR framework”), for qualifying community banks, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective on January 1, 2020 and was adopted by the Bank as of December 31, 2020. In April 2020, the federal banking agencies issued an interim final rule that makes temporary changes to the CBLR framework, pursuant to section 4012 of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, and a second interim final rule that provides a graduated increase in the CBLR ratio requirement after the expiration of temporary changes implemented pursuant to section 4012 of the CARES Act.

The community bank leverage ratio removes the requirement for qualifying institutions to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than the required minimums will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies’ capital rules (generally applicable rule) and, if applicable, will be considered to have met the well capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. Under the interim final rule, the CBLR minimum requirement is 8% as of December 31, 2020, 8.5% for calendar year 2021, and 9% for calendar year 2022 and beyond. The interim rule allows for a two-quarter grace period to correct a ratio that falls below the required amount, provided that the bank maintains a leverage ratio of 7% as of December 31, 2020, 7.5% for calendar year 2021 and 8% for 2022 and beyond.

Under the final rule, an eligible bank can opt out of the CBLR framework and revert back to risk-weighting framework without restriction. As of December 31, 2020, the Bank was a qualifying CBLR organization as defined by the federal banking agencies and elected to measure capital adequacy under the CBLR framework.

As of December 31, 2021 and 2020, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain the minimum ratios as set forth in the following tables. During the year ended December 31, 2020 the Bank adopted the CBLR framework, to be used for measuring the regulatory capital of the Bank, in place of the risk- based capital ratios. Under the CBLR regulatory minimum capital requirement of 8% the bank maintained its well capitalized level for the year ended December 31, 2020.

Effective September 30, 2021, the Bank reverted back to the Basel III risk-weighting framework. As of December 31, 2021 the Bank met all requirements to be “well capitalized” under the risk-weighting framework.

Management believes, as of December 31, 2021 and 2020 the Bank met all capital adequacy requirements to which it was subject.

The actual and required capital amounts and ratios as of December 31, 2021 and 2020 are presented below:

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
As of December 31, 2021	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital
(to risk weighted assets)	$75,504	11.34%	$53,289	8.00%	$66,611	10.00%

Tier 1 capital
(to risk weighted assets)	$67,969	10.20%	$39,966	6.00%	$53,289	8.00%

Common equity tier 1 capital
(to risk weighted assets)	$67,969	10.20%	$29,975	4.50%	$43,297	6.50%

Tier 1 leverage
(to average assets)	$67,969	8.57%	$31,738	4.00%	$39,672	5.00%

			Minimum
			To Be Well
			Capitalized Under
			Prompt Corrective
			Action Provisions
	Actual		(CBLR Framework)
As of December 31, 2020	Amount	Ratio	Amount	Ratio

Community bank leverage ratio	$61,673	9.11%	$54,146	8.00%
(Tier 1 capital to average assets)

As a FHA-approved mortgagee, Mlend must maintain a minimum adjusted net worth of $1,000,000 plus 1% of the total volume in excess of $25,000,000 of FHA single family mortgages originated, underwritten, serviced, and/or purchased during the prior fiscal year, up to a maximum required adjusted net worth of $2,200,000. Mlend must also maintain liquid assets of at least 20% of its required adjusted net worth. Adjusted net worth is defined as shareholders’ equity, less certain unacceptable assets. At December 31, 2021 and 2020, Mlend met these requirements.

Note 19.      Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the “Fair Value Measurements and Disclosures” topic of FASB ASC-820, the fair value of an instrument is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market and in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. U.S. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with this guidance, the Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 –

Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Bank to measure certain assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

Interest rate lock commitments: The Company recognizes interest rate lock commitments at fair value based on the price of the underlying loans obtained from an investor for loans that will be delivered on a best-efforts basis while taking into consideration the probability (pull-through) that the rate lock commitments will close (Level 3). The pull-through rate is considered a level 3 input which at December 31, 2021, ranged from (70% - 90%), with a weighted average of (63%) based on the relative fair values of these assets.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows for the years ending December 31, 2021 and 2020:

As of December 31, 2021	Quoted Prices in Active Markets for identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Securities available-for-sale:
U.S. Treasuries	$—	$5,447,810	$—	$5,447,810
Mortgage Backed	—	82,415,213	—	82,415,213
Municipals	—	35,615,412	—	35,615,412
Corporates	—	20,540,878	—	20,540,878
Interest rate lock commitments	—	—	156,090	156,090
Total assets measured on a recurring basis	$—	$144,019,313	$—	$144,175,403

Liabilities:
Other Liabilities
Interest rate lock commitments	$—	$—	$7,160	$7,160
Total liabilities measured in a recurring basis	$—	$—	$7,160	$7,160

	Quoted Prices in Active
	Markets for identical	Significant Other	Significant Unobservable
	Assets	Observable Inputs	Inputs
As of December 31, 2020	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Securities available-for-sale:
U.S. Treasuries	$—	$1,001,480	$—	$1,001,480
Mortgage Backed	—	37,500,911	—	37,500,911
Municipals	—	23,186,299	—	23,186,299
Corporates	—	10,750,155	—	10,750,155
Other Assets:
Interest rate lock commitments			465,926	465,926
Total assets measured on a recurring basis	$—	$72,438,845	$—	$72,904,771

Liabilities:
Other Liabilities
Interest rate lock commitments	$	$	$7,890	$7,890
Total liabilities measured in a recurring basis	$	$	$7,890	$7,890

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Loans Held for Sale: Loans held for sale are carried at the lower of cost or estimated fair value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale at December 31, 2021 and 2020.

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreements will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the Company’s collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal, of one year or less, conducted by an independent, licensed appraiser using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the property is more than one year old and not solely based on observable market comparable or management determines the fair value of the collateral is further impaired below the appraised value, then a Level 3 valuation is considered to measure the fair value. The value of business equipment is based upon an outside appraisal, of one year or less, if deemed significant, or the net book value on the applicable business’s financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3).

Impaired loans allocated to the allowance for loan losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income. No impaired loans were carried at fair value at December 31, 2021 and 2020.

Other Real Estate Owned: OREO is measured at fair value in the same manner as described for impaired loans. Any initial fair value adjustment is charged against the allowance for loan losses. Subsequent fair value adjustments are recorded in the period incurred and included in noninterest expense on the Consolidated Statements of Income. The Company had no other real estate owned at December 31, 2021 and 2020.

For financial assets measured at fair value on a non-recurring basis the Bank had no non-recurring assets with fair values at December 31, 2021 and 2020.

FASB ASC 825, Financials Instruments, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The carrying amounts and estimated fair values of the Company’s financial instruments are presented in the following tables whether or not recognized on the Consolidated Balance Sheets at fair value.

The estimated fair value of the Company’s financial instruments is summarized as follows as of December 31, 2021 and 2020:

		December 31,

	Level in	2021		2020
	FairValue	Carrying	Fair	Carrying	Fair
	Hierarchy	Value	Value	Value	Value
Financial assets:
Cash and due from banks	Level 1	$41,255,045	$41,255,045	$28,785,202	$28,785,202
FHLB Stock	Level 1	337,700	337,700	462,100	462,100
Securities	Level 2	144,019,313	144,019,313	72,438,845	72,438,845
Loans held for sale	Level 2	5,423,358	5,423,358	12,626,481	12,626,481
Loans, net	Level 3	604,001,791	604,167,705	551,486,398	551,667,546
Accrued interest receivable	Level 2	1,971,018	1,971,018	2,199,489	2,199,489
Bank owned life insurance	Level 2	6,475,067	6,475,067	5,279,741	5,279,741
Interest rate lock commitments	Level 3	156,090	156,090	465,926	465,926

Financial liabilities:
Time Deposits	Level 3	$88,100,826	$87,626,826	$102,415,721	$104,361,721
Other Deposits	Level 2	648,584,244	648,584,244	497,143,904	497,143,904
Accrued interest payable	Level 2	189,842	189,842	215,490	215,490
Subordinated Debt	Level 3	14,753,333	14,899,479	14,663,636	14,950,299
Other Borrowings	Level 3	1,887,060	1,887,060	8,558,178	8,558,178
Interest rate lock commitments	Level 3	7,160	7,160	7,890	7,890

Note 20.      Derivatives

We maintain and account for derivatives, in the form of interest-rate lock commitments (“IRLCs”), in accordance with the FASB guidance on accounting for derivative instruments and hedging activities. We recognize gains and losses on IRLCs on the mortgage loan pipeline through non-interest income and non-interest expense in the Consolidated Statements of Income.  IRLCs on mortgage loans that we intend to sell in the secondary market are considered derivatives. We are exposed to price risk from the time a mortgage loan closes until the time the loan is sold. The period between issuance of a loan commitment and closing and sale of the loan generally ranges from 14 days to 60 days with a limited number of IRLC’s of up to 90 days. At December 31, 2021 and 2020, the derivative assets and liabilities were included in the Consolidated Balance Sheets in other assets and other liabilities, respectively.

Information pertaining to the notional amounts and fair values of the Company’s derivative financial instruments are at December 31, 2021 and December 31, 2020 are as follows:

As of December 31, 2021:	Notional Amount	Estimated Fair Value
Asset - IRLCs	$9,742,073	$156,090
Liability - IRLCs	2,846,766	7,160

As of December 31, 2020:	Notional Amount	Fair Value
Asset - IRLCs	$28,820,112	$465,926
Liability - IRLCs	2,124,000	7,890

Note 21.      Subordinated Debt

The Company issued long-term private placement subordinated fixed-to-floating rate debt (“Notes”) for $15 million in October 2019 to multiple investors in the form of Subordinated Note Purchase Agreements Subject to limited exceptions permitting earlier redemption, the Notes may be redeemed on or after October 24, 2024. Unless redeemed earlier, the notes will mature on October 30, 2029. The notes bear a fixed rate of 5.75% for 5 years and will bear a floating rate equal to three-month SOFR plus 439.5 basis points thereafter. The notes are carried at their principal amount, less unamortized issuance costs and are structured to qualify as Tier 2 capital. The initial debt issuance costs were $448 thousand. As of December 31, 2021 and 2020, the unamortized issuance costs were $247 thousand and $336 thousand, respectively.

Note 22.      Common Stock

As of December 31, 2021 and 2020, there were 2,251,320 shares of common stock outstanding. On October 16, 2020, the board of directors voted and approved an increase in the total authorized capital stock of the Company from 5,000,000 shares to 11,000,000 shares, designated as 10,000,000 shares of common stock and 1,000,000 shares of preferred stock. At December 31, 2021, there were 7,748,680 shares of common stock and 1,000,000 shares of preferred stock available to be issued.

On February 11, 2021 the Community Heritage Financial Human Capital Management Committee approved the details of the “Community Heritage Financial, Inc. Equity Incentive Plan”, which was approved by shareholders on October 16, 2020. The plan allows the Company to grant stock options, restricted stock, and restricted stock units to certain officers and employees. The plan allows for up to 10,000 shares of common stock to key employees of the Company and its subsidiaries in the form of stock options, restricted stock units and stock awards and performance units.

On October 31, 2021 the Company issued its first block of equity compensation under the approved “Community Heritage Financial, Inc. Equity Incentive Plan”, consisting of 10,000 restricted stock units. The recipients do not receive shares of the Company’s stock immediately but instead receive shares, or cash, upon the stated vesting period specified by the terms and condition of the grant. Additionally the recipients of restricted stock units do not enjoy the rights of holder of the Company common stock until the units have vested and as such, they do not have voting rights or rights to nonforfeitable dividends. The related compensation expense is based on the grant date fair value of the Company stock at $23.00 per share. Shares vest over 4 years in fourths with the first one-fourth vesting one year from the grant date. The total expense recognized for the year ended December 31, 2021, in connection with the restricted stock unit awards was approximately $14,375. There were no forfeitures as of December 31, 2021.

Note 23.     Other Non-interest Expenses

The following table describes the significant components of other non-interest expenses included in the Consolidated Statements of Income for the years ended December 31, 2021 and 2020:

	For the Years Ending December 31,
	2021	2020

Public Relations and charitable contributions	$262,107	$488,659
ATM and check card expenses	368,526	338,572
Director fees	177,175	186,525
Other miscellaneous operating expenses	1,118,772	763,587
Total other operating expenses	$1,926,580	$1,777,343

Note 24.     Revenue from Contracts with Customers

Substantially all the Company’s revenue from contracts with customers that is within the scope of ASC 606, “Revenue from Contracts with Customers” is reported within non-interest income. Certain other in-scope items such as gains and losses on OREO are recorded in non-interest expense. The recognition of interest income and certain sources of non-interest income (e.g. gains on security transactions, bank owned life insurance income, gains on loans held for sale, etc.) are governed by other areas of U.S. GAAP. Significant revenue streams that are within scope of ASC 606 and included in non-interest income are discussed in the following paragraphs.

Service Charges on Deposit Accounts

A significant portion of noninterest income is derived from short-term contracts associated with services provided for deposit account holders. These revenue streams are principally comprised of overdrawn account charges, account maintenance charges, ATM fees, and monthly account fees. The Bank’s performance obligations on revenue generated from deposit accounts are generally satisfied immediately, when the transaction occurs, or by month-end. Typically, the duration of a contract does not extend beyond the services performed. Due to the short duration of most customer contracts which generate these sources of noninterest income, no significant judgments must be made in the determination of the amount and timing of revenue recognized.

VISA Check Card Income

The Bank earns interchange fees from debit cardholder transactions conducted through the VISA payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Gains and Losses on the Sale of Other Real Estate Owned

The Company records a gain or loss from the sale of other real estate owned (“OREO”) when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

The following table describes the in-scope and out-of-scope noninterest income elements related to ASC Topic 606 for the years ended December 31, 2021 and 2020:

	For the Years Ending December 31,
	2021		2020
In-scope of ASC topic 606:
Service charges on deposit accounts:
Monthly service and other activity charges		$657,760	$581,778
ATM fees		76,950	66,347
VISA check card income		777,826	546,626
Gain/(loss) premises and equipment		18,684	500
Other operating income		40,335	35,239
Total non-interest income within the scope of ASC-606		1,571,555	1,230,490
Out-of-scope of ASC 606	(1)	5,438,652	7,034,313
		$7,010,207	$8,264,803

(1)	Includes bank owned life insurance, gain on sale of loans, other mortgage banking income gain on IRLC’s.and gain on sale of securities.

Contract Balances

The Company’s in-scope non-interest revenue streams are largely based on transactional activity. Consideration is often received immediately or shortly after the Company satisfied its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2021 and 2020, the Company did not have any significant contract balances.

Note 25.      Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. There are two types of subsequent events (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Subsequent events have been considered through March 24, 2022, the date financial statements were available to be issued.

On March 1, 2022 Millennium Financial Services, Inc., or Mlend, ceased operating as a separate entity under Community Heritage Financial, Inc., parent company, and became a subsidiary under Middletown Valley Bank.

You should rely only on the information contained in this offering circular. Community Heritage Financial, Inc. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Community Heritage Financial, Inc. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

Community Heritage Financial, Inc.

600,000 Shares of Common Stock

OFFERING CIRCULAR

September 28, 2022

PIPER SANDLER